Annual Report
2022/23



NEW BRUNSWICK
POWER CORPORATION

Énergie NB Power | the power of possibility
débordant d'énergie

The Last Storm Call

The clouds turned grey
And the wind started to blow
No one knew if it was going to be rain or turn to snow.

We knew the storm was going to hit,
So volunteer now or be forced to be picked.
Pack your bags now!

Time to hit the road.
Give your family a kiss,
It's part of the lineman code.

It's just another storm
I'll be back soon.

Or so we think,
Not taking in account that things can change in a blink.

My friends went up that structure that night,
60 feet in the air.
Pole covered in ice,
Barely a light for glare.

See, an ice storm had hit and caused mass destruction.
It was all crews on deck
Working storm restoration.

Working that pole trying to fix those wires
Something awful happened,
And an event transpired.

They were both up high when the pole suddenly snapped.
Everything came crashing down, no time to react.

An angel from heaven flew from the skies,
Wrapped his wings around the fallen
No time for goodbyes.

I am not a poet and don't normally write.
I'm just expressing my emotions keeping everything in tight.

I was in the safety stand down where big men did cry.
Until the next storm,
This is never goodbye.

Everard Logan
Jan 2023

Dedication

On January 17, 2023, a tragic workplace incident occurred that resulted in the passing of Colin Hume, an NB Power Powerline Technician. We continue to feel the impact of his loss across NB Power.

In memory, we dedicate this report to Colin and offer our condolences and ongoing support to his family.





Colin Robert Hume
1975-2023

Submission Letter

June 2023

Honourable Mike Holland
Minister of Natural Resources and Energy Development
Province of New Brunswick
PO Box 6000
Fredericton NB E3B 5H1

Minister,

We are pleased to submit the Annual Report of New Brunswick Power Corporation for the fiscal year ended March 31, 2023 in compliance with section 5 of the *Accountability and Continuous Improvement Act* and section 42 of the *Electricity Act*. We are accountable for the preparation of this Annual Report and for the results contained herein.

Andrew MacGillivray
Chair, Board of Directors

Lori Clark
President and Chief Executive Officer

Table of Contents



Letter to Our Customers

Dear Customers,

We enjoyed throughout the year the opportunity to connect face-to-face again with our customers and partners to discuss approaches that help build a more sustainable energy future for all New Brunswickers. At home shows around the province, our first in-person Energy Efficiency Conference since 2019, public information sessions and events like Plug'n Drive, we were able to hear what matters most to you, answer your questions and spread the word about electric vehicles, energy efficiency, energy upgrades, carbon reduction and smart energy communities.

With the launch of our Enhanced Energy Savings program, we reached out to customer households with incomes under $70,000 to provide solutions to help manage their energy bills and usage. Over 5,200 homes that heat using electricity and oil were approved for the program. With free insulation, air sealing and heat pumps for qualified homeowners, customers will become more energy efficient and better able to manage their energy use. Over 23,000 renters and not-for-profits are also managing their energy using the free kits that included LED bulbs, showerheads, power bars and faucet aerators. New Brunswickers continue to seek more ways to be energy efficient through our residential, business and industrial rebate programs, our new home construction, commercial retrofit and peak rebate programs.

In September, Hurricane Fiona reminded us of the weather impacts we expect to experience more often due to climate change, as well as the importance of partnership and community. Our crews worked side-by-side with crews from partners like Saint John Energy and Edmundston Energy as well as our contractors to diligently restore the power to tens of thousands of you who were left without power. Once you were reconnected, we extended our reach and provided vegetation and lineworker crews to help our harder-hit Maritime neigbours in their restoration and clean-up efforts.

Energy Security

On February 4, 2023, NB Power hit an all-time high in peak load at 3,442 MW. While we have historically relied on economic purchases from neighbouring jurisdictions to provide energy during such peak events, global events have increased energy demand from the region and the supply upon which we often rely to support customers through the winter. Through the peak, our Energy Control Centre effectively managed our energy supply for customers. Our interruptible industrial customers responded to our request for curtailments to reduce their energy demand. In addition, many of you helped Beat the Peak, making changes to your routines to help lower overall demand of electricity throughout the cold snap.

The situation demonstrated that energy security is impacting our province at a faster pace than previously contemplated and highlighted how important it is that we pursue a number of longer-term solutions to ensure a reliable energy landscape in New Brunswick.

We rely on the diversity and reliability of our generating system to ensure you have the most economical power supply when you need it.

Achieving financial sustainability and paying down our debt is key to managing your energy costs. Unfortunately, in 2022/23, NB Power experienced a net loss of $43 million due to inflationary cost pressures, supply chain challenges, increasing interest rates and a downturn in investment returns, as well as the extended and unplanned outages at the Point Lepreau Nuclear and Bayside generating stations. While these investments in our stations as well as our aging infrastructure resulted in a net increase to debt by $468 million, they will provide us with long-term energy security.

We completed our Bayside Generating Station gas turbine and generator replacements in time to meet the winter peak. Our investment increased the Station's production efficiency, reduced its emissions and lowered its maintenance costs. The payback for this investment is quick. In about three years, the Station will contribute to debt reduction and improved net earnings. Through NB Energy Marketing, NB Power was also able to arbitrage its western gas supply over the spring months while the Station was out of service.

To counter the operational and cost pressures associated with outages at Point Lepreau Nuclear and Bayside generating stations, we took advantage of higher-than-average river flows and maximized the availability of our hydro system to provide the lowest cost energy when it was available. We also adjusted our outage schedules to maximize our export opportunities and expanded our energy purchasing capabilities in neighbouring markets to ensure we had a reliable supply across the system.



Andrew MacGillivray
Chair, Board of Directors



Lori Clark
President and CEO

Net-zero Electricity System

In support of the federal government's reduction target for the electricity sector to achieve net-zero by 2035, our in-province electricity sales from biogas, biomass, hydro and wind resources together with nuclear power meant 76 per cent of the electricity we delivered to customers was carbon-free.

Our approach to achieving a net-zero electricity system is multi-faceted. We continue to work on key projects such as advancing the Mactaquac Life Achievement Project to provide you continued access to this renewable energy. We are also exploring the technical feasibility of converting Belledune Generating Station to a renewable fuel option. In alignment with the Province's *Pathway Towards Decarbonization and Climate Resilience*, we continued to work in collaboration with the Province and industry to take steps toward developing a nuclear research cluster and supply chain opportunities to support the development of small modular reactors and technology.

Customers are also helping us determine how best to get to net-zero through our partnership with the Town of Shediac, Natural Resources Canada, Innovation, Science and Economic Development Canada, the National Research Council of Canada and Siemens. In 2023, we brought the first grid-connected, utility-scale solar farm online. We also extended our research project to determine how customers across New Brunswick and the region can reduce energy use and individual carbon footprints.

We are looking to partner with even more New Brunswickers to provide more projects focused on creating renewable sources of energy to power our province. In February, we issued a Request for Expression of Interest for wind, solar and tidal energy as well as battery storage solutions. The response has been encouraging as we take this exciting step to make greater strides towards decarbonization and add more flexibility to our generation assets.

Sustainable Nuclear Future

Nuclear power is a critical component of New Brunswick's energy supply to meet today's needs and a key part of the solution in achieving a secure energy mix for our customers while working toward our net-zero electricity system in 2035.





In June, the Canadian Nuclear Safety Commission announced that NB Power had been granted a 10-year Power Reactor Operating Licence for the Point Lepreau Nuclear Generating Station. Throughout the process, you as individuals, communities and organizations provided valuable feedback and we are committed to ongoing dialogue with you about your interest in our Station's operations and the nuclear industry.

Operating a nuclear facility comes with unique requirements to meet and sustain industry standards of performance and a single unit carries additional financial and operational challenges. Our Station's performance has not met operating objectives and has been declining in recent years. In order to restore plant reliability, we will need additional investments and expertise beyond the capability of NB Power. We are exploring partnership opportunities to better achieve and sustain high levels of performance and provide energy security for all New Brunswickers.

Financial Sustainability

NB Power applied in October to the New Brunswick Energy and Utilities Board for a general rate increase. No one wants to see rising rates, not now or ever. As a cost-of-service utility, our rates are based on actual costs of delivering electricity to New Brunswickers, and we are facing rising costs in the same way you as New Brunswickers are. Like you, we are dealing with volatile fuel costs, inflation and rising interest rates. We are also addressing aging infrastructure, higher demand for electricity and changing customer expectations.

Following a rigorous review that gave New Brunswickers an opportunity to have their voices heard, the Energy and Utilities Board issued rulings that resulted in a net 4.8 per cent increase for the next 12 months. This means an increase of $8.64 per month on the average residential bill.

One of the ways we can keep your rates as low as possible is to manage our own costs. We engaged PwC to help us identify further opportunities to optimize our costs and implemented a work optimization program to reduce positions while ensuring we continue to provide you safe, reliable power.



We're also taking steps forward to adopt renewables and modernize our grid, and we're investing in energy efficiency. We're continuing to work with New Brunswickers to be a leader in reducing our environmental footprint as we make a managed transition to net-zero by 2035.

We are also preparing our grid to ensure you can better understand and manage your energy while also improving our service to customers. To date, over 6,000 customers have received smart meters as part of our Advanced Metering Infrastructure project. After installing smart meters for over 3,700 customers in the Fredericton and Moncton areas, we are now testing the system end-to-end, validating communications and seeking feedback from customers on the overall installation experience. We continue to monitor the global events impacting the supply of smart meters and will begin mass meter deployment once we have a sufficient smart meter supply to complete an area.

Our team at NB Power is committed to evolving to meet customer needs while challenging ourselves to ensure we're doing things smartly and efficiently to help minimize rate increases.

Safety at Heart

Our focus on safety remains steadfast. Our leadership at NB Power and at International Brotherhood of Electrical Workers (IBEW) renewed our Shared Commitment to Safety. Our continued relationship with IBEW remains critical, so that together, we can prevent accidents and injuries, ensuring our employees, contractors and the public go home safe each and every day.

Safety is at the heart of everything we do, which is why we were struck with great sadness this January when an incident in the Moncton area occurred involving two powerline technicians. Unfortunately, Colin Hume passed away and Scott Markowsky suffered severe injury.

The strength of our NB Power-IBEW family and our impact on New Brunswickers was never more visible than following the safety incident. Our employees and customers offered their condolences, prayers and thoughts of encouragement to Colin's family. Their demonstrated respect for Colin and the work he did was heartwarming during such a difficult time. Across the company, employees, colleagues and our professional support services also rallied to support Scott through his recovery.

We have continued to check in on one another, especially those employees directly involved in this tragic event and those who worked alongside Colin and Scott. The strength of the NB Power and IBEW family has helped many of us as we continue to work through this difficult time.

Energizing our Future

Throughout the year, our progress and achievements were stewarded by Charles Firlotte, who served on the NB Power Board for nine years, including as Chair of the Board since 2020. We thank him for his service and for his leadership in pursuing significant transformation of the organization and leading us through the development of our strategic plan.

Our strategic planning process was informed by an independent strategic review, as well as our own knowledge of the energy sector, New Brunswick's regulatory environment, the government's energy policy and our operational and infrastructure needs. We are confident that as we developed our strategic plan, we focused on the opportunities that will ensure we are making the right strategic decisions to meet your energy needs, and those of all New Brunswickers.

The vision, mission and values form the strategic framework for our plan. We developed them through a collaborative approach that involved focus groups with employees, management and the executive, as well as union representatives. We believe the framework defines who we are and how we will meet the challenges we are facing.

We look forward to sharing our strategic plan with you in 2023/24, designed to guide us as we transform to meet evolving customer expectations, while placing the utility in a stronger financial position, and continuing our path to cleaner, greener energy. Our team is ready to champion this change as we transform to offer the best customer experience, ensure energy security and accelerate a sustainable clean energy future.

Andrew MacGillivray
Chair, Board of Directors

Lori Clark
President and CEO




48740
Énergie NB Powe

NB Power at a Glance

We are New Brunswick's power company, responsible for the generation, transmission and distribution of electricity throughout New Brunswick. Our employees are proud New Brunswickers, committed to safely and reliably powering the homes, businesses and hospitals around our province.

over 2,600
employees

14
generating stations

3,802 MW
total generating capacity

6,868 km
transmission lines

21,717 km
distribution lines

379,418
direct customers

46,365
indirect customers

13,315 GWh
total in-province sales

8,363 GWh
total out-of-province sales

$2.8 billion
in total sales of electricity

Living our Values

Vision

We enhance lives by providing clean, competitive and reliable energy solutions.

Mission

We are passionate and committed to offering the best customer experience, ensuring energy security and accelerating a sustainable clean energy transition.

Values

Safety at Heart

Care for Our Team

Care for Our Customers

Care for Our Future

Our vision, mission and values form the strategic framework that guides NB Power's business.

In 2022/23, we took a collaborative approach that involved focus groups with employees, management and the executive, as well as union representatives to establish our vision, mission and values. We looked to the future and envisioned the difference we wanted to have on our customers' lives. We explored the business outcomes we wanted to achieve while ensuring we deliver the best customer experience. And we prioritized the principles and values that are important to us, will accelerate our progress together and guide us in our decision-making.

We believe the framework defines who we are and how we will transform our business to offer the best customer experience, ensure energy security and accelerate a sustainable clean energy future.





Safety at Heart

We are committed to the safety of every employee and member of the public through

- planning safety into the work
- following the rules
- being a leader in safety
- reporting so we can all get better
- having courage
- saying no to unsafe work

In partnership with IBEW Local 37, we renewed our Shared Safety Commitment. Over the course of the year, part of this focus centred on addressing the gaps identified in the analysis of our Health and Safety standards.

We adopted the Edison Electrical Institute's Safety Classification and Learning model to improve our ability to consistently define safety incidents and success so we can share with employees the learnings we gain through investigations and observations.

Our focus on psychological safety ensures employees have the tools they need to support their own mental wellness and keep an eye out for others. Our Leadership Mental Health Workshop, mental health cafés, peer support network, external employee and family assistance program, mental health and wellness awareness campaigns and the NB Power Help Line all encourage employees to build resiliency and reach out for the supports they need.



1,800 +
employees attended safety all-hands on improvements to incident reporting and investigation

90
leaders received training on Field Safety Observation and Feedback

85
employees were assisted through NB Power Help Line





Care for Our Team

We care for our team. We are open, honest and transparent with each other to build trust. We embrace diversity, creating an inclusive culture that supports employee well-being, encourages continuous learning and drives high performance.

To enhance our open, honest and transparent approach with our team, we began holding regular Ask Us Anything sessions. These open sessions were based solely on the questions employees asked the executive team about anything going on across the company. We also held CEO Forums to update employees first on results and ongoing developments at NB Power.

Our commitment to diversity and inclusion ensures we enable, support and engage a broad range of perspectives and talents to achieve better business results. We issued our first employee experience survey and had a high level of engagement that will guide us to more positive changes.

We are proud that our team is led by NB Power's first female president and chief executive officer.



74 per cent
of employees provided feedback through the employee engagement survey

70 per cent
of identified succession positions have at least one ready-now candidate

9
sessions with all employees to facilitate open, honest and transparent communications





Care for Our Customers

We care for our customers. We put their experience at the centre of everything we do. We are committed to delivering relevant and valuable solutions. We act with integrity and do what we say we are going to do.

We are there to make sure our generation, transmission and distribution systems provide you reliable energy throughout the year. Following Hurricane Fiona, our employees worked to restore power to over 100,000 customers. When our region was faced with an extreme cold snap in February, our team continued to power New Brunswick's homes, businesses and hospitals through peak demand.

Increased investments in our efficiency programs are helping more business owners, homeowners and renters make their homes more energy efficient and manage their monthly energy bills. In 2022/23, 477 business owners completed projects and received rebates on eligible energy-efficient product upgrade costs.

The products and services we offer are evolving with our customers' needs. As customers shifted to a lower-carbon future, we provided 682 electric vehicle rebates and 179 home charger rebates.



450,000
customer calls answered by our team

57 per cent
of large industrial customers in New Brunswick took part in the Industrial Energy Efficiency Program

3,442 MW
highest recorded instantaneous peak demand, achieved on February 4, 2023





Care for Our Future

We care for our future. We work with customers and communities to explore and deliver on their evolving energy needs while being environmentally responsible for future generations. We are curious and open to new ways of working.

In 2022/23, we prioritized our financial sustainability for the benefit of all New Brunswickers. We identified over 50 cost optimization opportunities and submitted a general rate application to ensure we could cover our cost of service while ensuring long-term energy security in our province.

We continued to invest in our infrastructure to better withstand the impacts of climate change, allow for the integration of increased renewable energy on our grid and prepare our grid to provide customers more information and control over their energy usage.

We built on our early engagement with First Nations in the advancement of key projects such as the Mactaquac Life Achievement Project and the development of small modular reactors. We continued to involve Indigenous Monitors from each of the Nations to better respond to communities' interests and facilitate First Nations inclusion in current, proposed and future projects.



282
energy industry, municipal and community professionals at attendance at the 2022 Energy Efficiency Conference

69 GWh
reduction to in-province energy consumption through energy efficiency programs

978
questions answered in response to interrogatory requests about our General Rate Application



Employee Talent

We are proud of our talented workforce, including these employees who have been recognized for their achievements.



Matthew McQuinn
Matthew McQuinn brought home the bronze medal during the Provincial Special Olympics Bowling Tournament in February 2023



Austin Paul
Austin Paul was presented with The Queen Elizabeth II Platinum Jubilee Medal in October 2022



Mitchell Vautour, Darren Banks, Ben Hambrook and James Jordan
Mitchell Vautour, Darren Banks, Ben Hambrook (Sunny Corner) and James Jordan received Electricity Canada's Lifesaving Award for performing life saving measures to prevent a man from falling into the water

Management's Discussion and Analysis

Financial and operating performance factors
Identifies and explains the material risks and uncertainties affecting performance

Financial performance
Provides a summary of the year's key financial results

Financial results
Explains the financial results for 2022/23 including a year-over-year variance analysis

Regulatory balances
Explains the impact of the regulatory deferrals

Capital resources
Identifies and explains changes to capital resources

Capital management
Identifies and explains debt reduction objective and strategy

Critical accounting policy changes
Describes changes in accounting policies and their impact on the consolidated financial statements

Significant accounting estimates and judgments
Explains the estimates made and how they impact earnings

Risk management
Describes how NB Power manages risk in order to create, preserve and realize value

Financial and Operating Performance Factors

Material Risks and Uncertainties

NB Power operates in a complex and dynamic business environment with a variety of risks and uncertainties that could impact the achievement of its business objectives. This business environment leads to large components of the utility's earnings being uncontrollable. Although management cannot control these risks and uncertainties, every effort is made to influence and/or manage them through NB Power's Risk Management framework (see page 39 for more details).

These risks and uncertainties have caused variability that resulted in significant swings in year-to-year results which impacted NB Power's ability to meet its financial targets and make progress towards an 80/20 debt equity structure. The amendments to the *Electricity Act* and the new *Regulatory Variance Accounts and Deferral Account Regulation – Electricity Act* that took effect April 1, 2022 will mitigate the net earnings variability and improve NB Power's ability to make progress against debt.

116%

Hydro net generation (per cent of long-term average)



120
100
80
60
40
20
0
2022/23
2021/22

Hydro-based generation

NB Power's hydro generating system is referred to as a run-of-the-river system where little or no water storage is available. This results in significant annual variability in hydro generation output as it is dependent on the amount and timing of rainfall. Annual hydro generation has ranged from 82 to 116 per cent of the planned output over the past 10 years. This variability affects the cost of generation, as hydro is a no-cost fuel for generating electricity. When hydro flows are below planned levels, other more expensive fuels must be used, increasing the cost of generation or purchased power costs. The magnitude of the replacement cost of energy is dependent upon available generation and market prices at the time. When hydro flows are higher than planned levels, hydro generation reduces the use of more expensive fuels and reduces the cost of generation.

Hydro generation accounted for approximately 14 per cent of total supply requirements in 2022/23. In 2022/23, hydro net generation was 116 per cent of the long-term average, compared to 85 per cent in the previous year. The improvement resulted in a reduced requirement for purchased power resulting in a $59 million decrease in costs.

A five per cent change in the hydro flows from the long-term average will result in net earnings variability of approximately $11 to $21 million dollars.

Nuclear-based generation

NB Power has one nuclear generating station. Nuclear fuel (uranium) is NB Power's second lowest-cost fuel for generating electricity. Effective operation of Point Lepreau Nuclear Generating Station (PLNGS) is essential for NB Power's positive financial performance. When nuclear generation is below planned levels, other more expensive fuels are used, increasing the cost of generation or purchased power costs. Reliability risks are being addressed through the Station's recovery plan, which focuses on identified areas for improvement including leadership, process, equipment, safety and operational excellence.

PLNGS supplied approximately 14 per cent of total supply requirements in 2022/23, which represented approximately one per cent or $24 million of total fuel and purchased power costs. PLNGS capacity factor was 56.6 per cent in 2022/23 compared to 87.7 per cent in 2021/22. This 31 per cent decrease in capacity factor from the previous year was due to the extended planned outage in spring 2022 and the unplanned outage in December 2022. The decreased capacity led to higher replacement power costs of $207 million.

Depending on the time of year and market conditions, a two per cent change in PLNGS capacity factor will result in net earnings variability of approximately $7 to $15 million dollars.

56.6%

PLNGS net capacity factor (percentage)


100
80
60
40
20
0
2022/23
2021/22

Electricity purchases

NB Power purchases electricity when lower-cost energy is available and to meet its renewable portfolio standard requirements. Purchases primarily displace internal fossil fuel generation, depending on world fossil fuel prices. The market price of electricity changes hourly and is set primarily by the New England electricity market, regardless of the source of supply. NB Power enters forward purchase contracts for electricity purchases based on forecasted costs to mitigate some of the volatility of market price fluctuation. NB Power is still exposed to price fluctuations when purchase requirements change. Electricity purchases represented approximately 53 per cent of NB Power's total supply requirements in 2022/23, corresponding to 82 per cent or $1,619 million of total fuel and purchased power costs.

The average of the New England on-peak prices was $76.80 US/MWh compared to $65.62 US/MWh in 2021/22. NB Power experienced increased supply costs of $282 million in 2022/23 due to increased prices.

Generally, a $10 change in electricity prices will result in net earnings variability of approximately $4 to $27 million. However, in 2022/23, with higher-than-predicted sales volumes, increased supply requirements and increased volatility in electricity prices, the net earnings variability was greater than previously experienced.

Natural gas

NB Power purchases natural gas for the generation of electricity and purchases natural gas-based electricity. These are both subject to price variability based on natural gas markets.

NB Power purchases natural gas for Bayside Generating Station and has secured a long-term, lower-cost gas supply from western Canada. NB Power has entered into forward purchase contracts for 80 to 100 per cent of the forecasted natural gas requirements for the Station.

Bayside Generating Station is subject to carbon tax, which increases the cost of electricity generated from natural gas. The tax is calculated based on the provincial prescribed tax rate for the year and the Station's total emissions. Both the rate and emissions fluctuate annually, contributing to price variability.

Electricity generated with natural gas represented approximately five per cent of total supply in 2022/23 and approximately three per cent or $53 million of the total fuel and purchased power costs.

Natural gas prices ranged from $0.95 US/MMBtu to $27.74 US/MMBtu in 2022/23 compared to $1.80 US/MMBtu to $62.50 US/MMBtu in 2021/22. Despite lower natural gas prices on average in 2022/23, there was an increase in supply cost of $21 million compared to 2021/22, which was primarily the result of increased transportation costs.

A $1 change in natural gas prices will result in net earnings variability of approximately $1 to $7 million.

Coal/petcoke-based generation

NB Power purchases coal and petcoke through tendered contracts from several counterparties. These fuels are used at Belledune Generating Station. Coal is purchased at indexed or firm fixed prices whereas a floating price component is typically built into petcoke contracts in which the purchase price is reflective of an index price at the time the petcoke is delivered.

Belledune Generating Station is also subject to carbon tax increasing the cost of electricity generated from coal and petcoke. Both the rate and emissions fluctuate annually, contributing to price variability.

Coal and petcoke-based generation represented approximately 11 per cent of total supply in 2022/23 and approximately seven per cent or $136 million of the fuel and purchased power costs.

The average coal market price was $277.28 US/ton in 2022/23 compared to $160.59 US/ton in 2021/22 and as a result NB Power experienced increased supply costs of $69 million.

A $20 change in coal and petcoke prices will generally result in net earnings variability of approximately $3 to $12 million.

Heavy fuel oil-based generation

Coleson Cove Generating Station, a winter-peaking station, is fuelled primarily with heavy fuel oil. Heavy fuel oil is subject to market price fluctuations. To minimize short- to medium-term heavy fuel oil price exposure, NB Power typically enters into forward purchase contracts for its forecasted in-province and firm export heavy fuel oil requirements.

Coleson Cove Generating Station is also subject to carbon tax, which increases the cost of heavy fuel oil. Both the rate and emissions fluctuate annually, contributing to price variability.

Heavy fuel oil generation represented approximately three per cent of total supply and approximately eight per cent or $155 million of fuel and purchased power costs in 2022/23.

Heavy fuel oil market prices ranged between $73 US/barrel to $124 US/barrel in 2022/23 compared to between $62 US/barrel to $128 US/barrel in 2021/22. Heavy fuel oil prices are volatile. Despite practices to manage this price risk through the use of forward purchase contracts, the increased market prices resulted in an increase in supply costs of $75 million compared to 2021/22.

Export sales opportunities

NB Energy Marketing (NBEM) has access to a diversified energy portfolio. NB Power's surplus generating capacity combined with strategic interconnections with Quebec, PEI, Nova Scotia and Maine enables NBEM to engage in energy trading activities with neighbouring jurisdictions with the goal of providing economic benefits to New Brunswickers. NBEM operates in a competitive market with inherent variability in sales opportunities and service contracts available at a given time. While NBEM relies on robust risk management strategies and significant market analysis to mitigate risks where possible, NBEM is subject to significant variability which results in significant swings in year-to-year export results. NBEM is still exposed to price fluctuations when sales volumes change.

The average price of export sales in 2022/23 was $144.65 CAD/MWh compared to $86.25 CAD/MWh in 2021/22 and as a result NB Power's export revenue increased $390 million in 2022/23.

NBEM supplied 8,363 GWh of load in 2022/23, compared to 6,175 GWh in 2021/22, the additional volume increased revenue by $273 million.

Generating station reliability

NB Power experienced significant reliability challenges in 2022/23 with the extended planned outage at PLNGS and the unplanned outages at PLNGS and Bayside Generating Station. NB Power's infrastructure can be affected by age, capital investment and significant technological change.

Aging assets are increasingly expensive to maintain and operate and may be less efficient than newer technologies. Significant financial and other resources are required to monitor and properly sustain the existing asset base. Performance, reliability and maximized efficiency of existing generation facilities are fundamental to ensuring a safe, continuous and adequate supply of electricity. Strategic capital spending is required to ensure reliability, reduce the risk of equipment failures, renew aging infrastructure and accommodate growing demand for electricity.

Energy Supply Cost Variance Account and Electricity Sales and Margin Account

On April 1, 2022, amendments to the *Electricity Act* and the new *Regulatory Variance Accounts and Deferral Account Regulation – Electricity Act* took effect.

The act established the requirement for NB Power to create two regulatory variance accounts: the Energy Supply Cost Variance Account and the Electricity Sales and Margin Account. As a result, variances from budget on sales of electricity and fuel and purchased power supply costs are reclassified monthly to regulatory accounts. NB Power is required to reimburse to, or recover from, customers the balances in the accounts. The reclassification of variances to these accounts limits the variability caused by fuel prices, generating station performance, sales prices and volumes, export sales margins and related foreign exchange costs.

Energy from renewable sources

NB Power's commitment to environmental stewardship was demonstrated by exceeding its renewable portfolio standard of 40 per cent of in-province sales supplied by renewable sources. Renewable sources supplied 53 per cent of in-province sales in 2022/23 and 42 per cent of in-province sales in 2021/22. In order to meet the commitment, NB Power generates electricity from its hydro facilities and purchases electricity from hydro, wind, biomass, biogas, landfill gas and other renewables sources under power purchase agreements.

At times renewable energy costs may exceed those of NB Power's thermal fleet and create a compliance cost to meeting the renewable portfolio standard. NB Power actively manages its economic dispatch decisions to minimize the cost to customers.

Exchange rates

NB Power is exposed to foreign exchange risk when purchases of fuel and purchased power in US dollars are not offset by revenue received in US dollars. NB Power typically enters into forward purchase contracts for US dollar requirements net of expected US dollar revenue.

The value of the Canadian dollar against the US dollar varied between $1.25 and $1.39. This is compared to $1.20 to $1.29 in 2021/22. This change in foreign exchange rates resulted in a $4 million increase in the cost of fuel and purchased power compared to 2021/22.

A change of $0.05 in the foreign exchange rate will result in net earnings variability of approximately $1 to $18 million.

Nuclear investment funds

NB Power has established the decommissioning segregated fund, used nuclear fuel segregated fund and nuclear fuel waste trust fund in order to meet the *Nuclear Fuel Waste Act* requirements. The investments in these funds are exposed to financial market risk and impact NB Power's results as described on page 32 under Finance costs and investment income.

The Nuclear investment funds are guided by an investment policy and managed by Vestcor, a third-party financial management organization. The policy sets out the investment principles and guidelines including investment objectives and appropriate risk tolerance for the funds. The portfolio is managed using these overall investment objectives and risk tolerances. The investment policy goals are to reduce the volatility of future funding requirements, minimize the risk of potentially large future contributions and provide inflation protection given the long-term nature of the cash flow requirements. The portfolio mix will not necessarily achieve the investment return objectives of 5.15 per cent over the short term as it focuses on long-term results.

The funds are invested in established funds including fixed income, Canadian, international and private equites, private and public real estate and infrastructure as well as alternative investments. These are all subject to market risks and the value of the investments will vary from day to day depending on a number of market factors including economic conditions, global events, market news and the performance of the issuers of the securities in which the funds invest. Changes in foreign currency exchange rates will also affect the value of investments of non-Canadian dollar securities.

Due to the substantial value of the nuclear investment funds, currently valued at $897 million, NB Power's net earnings are sensitive to any volatility in these markets. In the last five years, the return on nuclear investment funds has fluctuated from a loss of $4 million to a gain of $95 million.

In 2022/23, the investments earned a return of $16 million compared to $46 million in 2021/22. The lower investment returns resulted in a $30 million decrease in net earnings compared to 2021/22. This decrease in investment yields reflects continued market volatility.

A one per cent change in investment yields will result in net earnings variability of approximately $14 to $15 million.

$16

Gain on investment fund returns (in millions of dollars)



50
40
30
20
10
0
2022/23
2021/22

Weather conditions

NB Power's in-province customers have a high degree of electric heat penetration in their homes and as a result, weather trends can result in unpredictable electricity requirements year over year and net earnings variability. The warmer weather in 2022/23 decreased in-province revenue by $26 million compared to 2021/22.

Significant weather events can also have a material impact on other financial results. Costs associated with these events are one-time expenditures and are an uncontrollable expense.

In 2022/23, NB Power spent $13 million of operations, maintenance and administration (OM&A) on significant weather events compared to $1 million in 2021/22.

NB Power has experienced major weather events in the past which have caused significant variability in earnings with each. These events ranged in cost from $8 to $30 million.

Financial Performance

Financial Performance (in millions)	2022/23	2021/22
Net (loss) earnings	$(43)	$80
Sales of electricity	2,777	2,060
Operational expenses	2,945	1,915
Operating (loss) earnings	(34)	283
Net Change in Regulatory Balances	234	(14)
Total net debt at end of year	5,406	4,938
Increase in net debt	468	9


$(43)
Net (loss) earnings
(in millions of dollars)
80
70
60
50
40
30
20
10
0
-10
-20
-30
-40
-50
2022/23
2021/22

Financial Performance Highlights

NB Power reported a net loss of ($43) million for the year ended March 31, 2023. This was a $123 million decrease in earnings from the 2021/22 net earnings of $80 million. While the newly established regulatory variance accounts helped to mitigate volatility in electricity sales and supply costs, NB Power was not immune to inflationary cost pressures, supply chain challenges, increasing interest rates and a downturn in investment returns, all of which were experienced on a global scale. The extended planned outage at PLNGS and the unplanned outages at PLNGS and Bayside Generating Station significantly impacted earnings in 2022/23.

Sales of electricity increased as a result of higher sales to out-of-province customers, increased in-province base load and higher average regulator-approved customer rates. These increases led to total sales of electricity of $2,777 million, an increase of $717 million or 35 per cent.

Operational expenses were $2,945 million and 54 per cent higher than 2021/22. NB Power has been impacted during the year by unplanned generating station outages and commodity market volatility at a time when electricity prices were at unprecedented highs.

Net debt increased by $468 million in 2022/23, from $4,938 million to $5,406 million at March 31, 2023. In 2022/23 NB Power experienced an operating loss due to significant increases in supply costs, mainly associated with the unplanned winter outage at PLNGS and the requirement to purchase replacement power at a time when electricity prices were at unprecedented highs. Also contributing to the increase in debt was substantial investment in NB Power's generation, transmission and distribution infrastructure in order to improve system reliability for New Brunswickers. NB Power continues to focus efforts on cost optimization while ensuring safe and reliable operations.


$468
Increase in net debt
(in millions of dollars)
500
400
300
200
100
0
2022/23
2021/22

Financial Results

Revenue

Revenue overview (in millions)	2022/23		2021/22	
	$	%	$	%
Sales of electricity				
In-province	1,543	53	1,502	68
Out-of-province	1,234	42	558	26
Miscellaneous	134	5	138	6
Total revenue	2,911	100	2,198	100
Per cent increase year over year		32		20

In-province sales of electricity

In-province sales of electricity represent the sale of electricity to all customer classes within New Brunswick.

Residential customers and indirect wholesale customers account for approximately 53 per cent of the total in-province electricity sales. The residential class is made up of mostly year-round domestic customers and also includes some non-domestic customers such as farms and churches. Due to a high penetration of electric space heating, changes in weather patterns can create volatility in residential loads. Weather and growth changes are partially offset by energy efficiency and demand side management programs.

General service customers account for about 21 per cent of total in-province electricity sales and includes commercial, institutional customers and streetlights. General service sales are also impacted by weather variations.

Industrial customers account for about 26 per cent of total in-province electricity sales and are divided into two groups: industrial transmission sales to those served at transmission voltages of 69 kV and above and industrial distribution sales to those served at distribution voltages of 25 kV or less. Industrial customers are spread out over many industries, with the majority serving the pulp and paper industry. Changes in industrial loads are driven by general economic conditions.

In-province sales of electricity (in millions)	2022/23		2021/22	
	$	%	$	%
Residential	703	46	701	47
Industrial	396	26	364	24
General service	301	19	294	19
Wholesale	115	7	116	8
Streetlights	28	2	27	2
Total	**1,543**	**100**	**1,502**	**100**
Per cent increase year over year		3		8
GWh	13,315		13,274	

$1,543

Total in-province sales of electricity (in millions of dollars)


Per cent of total revenue by customer class
Residential 46 %
Industrial 26 %
General service 19 %
Wholesale 7 %
Streetlights 2 %

In-province sales of electricity totalled $1,543 million in 2022/23, representing a $41 million increase compared to 2021/22. The increase in sales is mainly the result of higher average regulator-approved customer rates effective April 2022 and increased interruptible sales prices. Electricity sales volumes to New Brunswick customers were 13,315 GWh, up 41 GWh from a year earlier due to higher base load. The increases were partially offset by warmer weather.

Out-of-province sales of electricity

Out-of-province sales of electricity represent the sales outside New Brunswick to other neighbouring Canadian provinces and the United States. These sales include long-term sales contracts as well as short-term sales in the US market and to other Canadian utilities. These sales are subject to

- availability of NB Power generation resources, based on in-province energy requirements and planned unit generator maintenance schedules
- availability of interconnection purchases
- market prices
- fuel prices
- foreign exchange rates
- availability of export sales contracts and competition for these contracts

Out-of-province sales of electricity (in millions)	2022/23	2021/22
Revenue	$1,234	$558
Per cent increase year over year	121%	52%
GWh	8,363	6,175
Per cent increase year over year	35%	35%

$1,234

Out-of-province sales of electricity (in millions of dollars)


1500
1200
900
600
300
0
2022/23
2021/22

Out-of-province sales of electricity totalled $1,234 million in 2022/23, representing a $676 million or 121 per cent increase from 2021/22. Sales increased by 2,188 GWh or 35 per cent, mainly due to new and renewed contracts to serve customer loads in the United States, as well as opportunity sales with customers in Canada and the United States.

Miscellaneous revenue

Miscellaneous revenue is the revenue generated from sources other than electricity sales.

Miscellaneous revenue (in millions)	2022/23		2021/22	
	$	%	$	%
Net transmission revenue and expense	14	10	18	13
Customer-related revenue	20	15	17	12
Water heater rentals	24	18	23	17
Pole attachment fees	5	4	4	3
Sales of natural gas	45	34	54	39
Other miscellaneous income	26	19	22	6
Total	134	100	138	100
Per cent (decrease) increase year over year		(3)		94

Miscellaneous revenue totalled $134 million in 2022/23, representing a $4 million or three per cent decrease compared to 2021/22. Natural gas sales occur when committed volumes of natural gas are unable to be consumed at the Bayside Generating Station. This usually only occurs during outages (planned or forced) at the Bayside Generating Station. The margin from the sale of natural gas is subject to fluctuation in market prices.

Operational Expenses

Operational expenses overview (in millions)	2022/23		2021/22	
	$	%	$	%
Fuel and purchased power	1,968	67	983	51
Operations, maintenance and administration	576	19	537	28
Depreciation and amortization	351	12	344	18
Taxes	50	2	51	3
Total	2,945	100	1,915	100
Per cent increase year over year		54		14

$2,945

Operational expenses by classification (in millions of dollars)



Per cent of total cost

- Fuel and purchased power 67 %
- OM&A 19 %
- Depreciation and amortization 12 %
- Taxes 2 %

Fuel and purchased power

NB Power optimizes a diverse portfolio of generation and external purchases to supply in-province and out-of-province customers. The cost of generation and the cost of purchases can significantly vary year over year. NB Power's generation facilities are fuelled with the following types of fuel

- nuclear fuel (uranium)
- coal
- natural gas
- petcoke
- heavy fuel oil
- hydro

As well, NB Power purchases electricity from independent power producers by way of power purchase agreements. These agreements include purchases from

- hydro generation
- wind generation
- other renewable generation
- natural gas generation

NB Power's mix of internal generation and purchases of electricity are balanced such that the requirements of the Renewable Portfolio Standard are met. The Standard requires that NB Power supply, at a minimum, 40 per cent of its in-province electricity sales from renewable energy.

Fuel and purchased power (in millions)	2022/23		2021/22	
	$	%	$	%
Hydro	-	-	-	-
Nuclear	23	1	33	3
Thermal	344	18	217	22
Purchases	1,619	82	707	72
Other	21	1	12	1
Foreign exchange (gain)/loss	(39)	(2)	14	2
Total	**1,968**	**100**	**983**	**100**
Per cent increase year over year		100		23

The cost of fuel and purchased power was $1,968 million in 2022/23, a $985 million increase over 2021/22.

NB Power's net generation and purchased power in 2022/23 was 21,974 GWh, a 2,162 GWh or 11 per cent increase from 2021/22. There were several factors that led to the increased electricity requirements in 2022/23, including growth in both the export and in-province markets. These increases were partially offset by warmer weather. The increase in load requirements increased fuel and purchased power costs by $293 million.

$1,968

Fuel and purchased power
(in millions of dollars)



Per cent of total cost

Hydro	0 %
Nuclear	1 %
Thermal	18 %
Purchases	82 %
Other	1 %
Foreign exchange (gain)/loss	(2)%

22,560 GWh

GWh production



Per cent of total GWh production

Hydro	14%
Nuclear	14%
Thermal	16%
Purchases	56%

Higher average supply prices increased fuel and purchased power costs by $456 million. Electricity prices were the primary driver of the increased cost. NB Power mitigates some of the price volatility by entering forward purchase contracts for electricity purchases. However, NB Power is still exposed to price fluctuations when purchase requirements change.

The availability of generating stations, market conditions and fuel prices have a significant impact on the generation supply mix utilized at any given time. NB Power strives to optimize the diversity of its portfolio to minimize the impact of these changes by balancing internal generation with external power purchases. Despite these efforts NB Power was faced with reliability issues at both PLNGS and Bayside Generating Station in 2022/23.

The unplanned winter outage at PLNGS led to a requirement to purchase replacement power at a time when electricity prices were at unprecedented highs. The extreme pricing was due to a global energy crisis and the scarce supply of electricity in New England. In addition, curtailments on transmission lines limited NB Power's ability to purchase from another major supplier. These events led to some of the highest daily replacement costs NB Power has faced.

The outage at Bayside Generating Station spanned most of the fiscal year and was necessary to upgrade major station components. These unplanned outages along with the extended planned outage at PLNGS resulted in increased supply costs of $295 million in 2022/23. Improved net hydro generation increased year over year at 116 per cent of the long-term average, resulting in a $59 million decrease in fuel and purchased power costs.

While the cost of natural gas for the Bayside Generating Station is included in fuel and purchased power costs, the arbitrage of natural gas resulted in sales of $45 million. This mitigated the cost of replacement energy associated with the outage.

Operations, maintenance and administration

Operations, maintenance and administration expenses are those costs related to the operation, maintenance and administration of NB Power's 14 generating facilities, the distribution and transmission infrastructure, which includes over 21,700 km of distribution lines and 6,800 km of transmission lines, as well as corporate services. OM&A also includes activities that support reducing and shifting demand through investments in technology, educating customers and promoting efficiencies and offering new products and services.

Continuous improvement is an integral part of NB Power's corporate excellence goals. NB Power is committed to creating a culture of continuous improvement and all employees are encouraged to suggest opportunities for improvement and participate in improvement initiatives. This work also includes regional cooperation efforts with other utilities aimed at realizing savings through the sharing of best practices. Employees from all corners of the company continue to deliver value to customers through improved work processes and financial savings.

In 2022/23, NB Power realized cash savings and other benefits such as avoided costs and increased productivity. NB Power also began work with PwC Consulting in an effort to identify added cost savings opportunities, including a work force optimization program. NB Power will realize additional cost savings and efficiencies as a result of the strategic review.

See Note 23 of NB Power's Consolidated Financial Statements for OM&A by category.

Operations, maintenance and administration (in millions)	2022/23	2021/22
Operations, maintenance and administration expenses	$576	$537
Per cent increase year over year	7%	6%



$576
Operations, maintenance and administration expenses (in millions of dollars)
600
500
400
300
200
100
0
2022/23
2021/22

OM&A costs were $576 million in 2022/23, a $39 million or seven per cent increase compared to 2021/22.

The increase in OM&A expenses in 2022/23 was largely the result of a workforce optimization initiative which was a one-time, early retirement program. Also contributing to the increase was higher storm costs and unplanned generation outages. These increases were partially offset by the extended PLNGS planned capital maintenance outage.

Depreciation and amortization

Depreciation and amortization expense is primarily driven by NB Power's capital investment in its generating, transmission and distribution systems. Depreciation of property, plant and equipment is based on a straight-line method of depreciation over the estimated useful service lives of the assets. Useful lives are reviewed annually, external studies are performed every five years and rates are updated as required (the most recent external study was performed in 2019/20).

Since the adoption of IFRS on April 1, 2014, NB Power has been capitalizing planned major maintenance outages. These outages are cyclical work that is required for safe operation of the generating stations. The useful life of the planned maintenance outage is based on the frequency of the outage.

Depreciation and amortization (in millions)	2022/23	2021/22
Depreciation and amortization	$351	$344
Per cent increase year over year	2%	7%



$351
Depreciation and amortization (in millions of dollars)
400
350
300
250
200
150
100
50
0
2022/23
2021/22

Depreciation and amortization costs were $351 million in 2022/23, a $7 million or two per cent increase compared to 2021/22. Depreciation continues to increase year over year as major maintenance outages are capitalized and depreciated. The related components have estimated service lives of two to eight years, resulting in higher depreciation. In 2022/23 the increase in depreciation and amortization was mainly due to the planned major maintenance outages and an increase in the cost estimate associated with decommissioning Milltown Generating Station.

Taxes

Taxes expense is comprised of property, utility and right-of-way taxes. Property tax is assessed by the Province of New Brunswick and based on assessed values of NB Power's properties. Utility tax expense is driven by NB Power's capital investment in the transmission and distribution systems and is based on the carrying amount of NB Power's transmission and distribution assets.

Taxes (in millions)	2022/23	2021/22
Taxes	$50	$51
Per cent (decrease) increase year over year	(2)%	4%

Taxes were $50 million in 2022/23, a $1 million or two per cent decrease compared to 2021/22. Taxes decreased year over year primarily due to a decrease in the utility tax rate.

Finance costs and investment income

Finance costs and investment income also include mark-to-market of investments. This net cost has the potential for significant variability due to changes in market values, discount rates and interest rates.

See Note 26 of NB Power's Consolidated Financial Statements for the finance costs by category.

Finance costs and investment income (in millions)	2022/23		2021/22	
	$	%	$	%
Finance costs	(280)	115	(248)	131
Sinking funds and other investment income	21	(8)	13	(7)
Mark-to-market of fair value through profit or loss investments	16	(7)	46	(24)
Total	(243)	100	(189)	100
Per cent increase year over year		29		31

$243

Finance costs and investment income (in millions of dollars)



250
200
150
100
50
0
2022/23
2021/22

Finance costs and investment income was $243 million in 2022/23, a $54 million or 29 per cent increase from 2021/22. The increase in finance costs was primarily attributed to increased interest on long-term and short-term debt as a result of increased interest rates and a higher debt balance. Unrealized gains on investments were $16 million, a decrease of $30 million or 65 per cent from 2021/22. The investment market values are subject to market conditions, which were volatile during 2022/23.

Regulatory Balances

Regulatory balances are recognized for rate setting and financial reporting purposes if the New Brunswick Energy and Utilities Board (EUB) approves the regulatory treatment or if management believes the regulatory treatment is probable. Regulatory debit balances represent costs incurred in excess of amounts billed to the customer at EUB-approved rates. Regulatory credit balances represent amounts billed to the customer at EUB-approved rates in excess of costs incurred by NB Power.

NB Power has the following regulatory balances

Regulatory balances (in millions)	2022/23		2021/22	
	$	%	$	%
PLNGS	636	62	661	84
Petroleos De Venezuela S.A.	130	13	118	15
Energy Supply Costs	269	26	-	-
Electricity Sales and Margin Variance	(36)	(3)	-	-
Energy Effiency and Demand Response	14	1	-	-
Allowance for Funds Used During Construction	8	1	8	1
Total	1,021	100	787	100
Per cent increase (decrease) year over year		30		(8)

Regulatory Balance - Point Lepreau Nuclear Generating Station Refurbishment

A legislated regulatory balance[1] was created for the replacement energy and OM&A costs incurred during the refurbishment period of PLNGS (March 28, 2008 through November 23, 2012). The refurbishment of PLNGS enables electricity to be provided to future generations of customers. The deferral and amortization of these costs over the life of the Station allows the costs to be matched with the customers that will benefit from the use of the asset. The regulatory balance consists of the period costs of the nuclear division, net of any revenue and the additional costs to supply energy during the period of refurbishment. These amounts are to be recovered over the operating life of the refurbished PLNGS and are to be reflected in the charges, rates and tolls charged to customers.

During 2022/23, $25 million in changes to regulatory balances were charged to earnings.

[1] *Section 139 of the Electricity Act provides for the establishment of this regulatory deferral related to the refurbishment of Point Lepreau Nuclear Generating Station.*

Regulatory Balance – Lawsuit Settlement with Petroleos De Venezuela S.A.

A regulatory balance was created for the purpose of returning the benefit of the lawsuit settlement with Petroleos De Venezuela S.A. (PDVSA) to customers in a levelized manner. The levelized benefit is being paid to customers over 17 years, with one year remaining as of March 31, 2023. NB Power is recovering the depreciation and interest savings over the life of the Coleson Cove Generating Station.

During 2022/23, $12 million in changes to regulatory balances were recognized in earnings. This was comprised of $22 million of a levelized benefit to customers, $5 million of interest charges partially offset by $15 million in amortization and interest savings resulting from the lawsuit settlement.

Regulatory Balance – Energy Supply Cost Variance Account

NB Power has a regulatory balance related to the Energy Supply Cost Variance. On April 1, 2022, the EUB authorized a regulatory asset to be established to track variances between actual and forecasted fuel and purchased power costs incurred to supply inprovince customers. Variances are added to the account on a monthly basis along with the interest calculated using the average short-term debt rate. The balance in the account is then recovered or reimbursed to customers through the Variance Account Credit/Charge.

NB Power is required to file annually with the EUB a calculation of the variance account balance for the fiscal period November 1 to October 31, as well as the proposed number of fiscal years over which the balance will be recovered or reimbursed, the proposed amount to be recovered or reimbursed in the next fiscal year and the calculation of the credit/charge by class.

The Energy Supply Cost Variance for the period April 1, 2022 to October 31, 2022 was submitted to the EUB in December 2022 and the combined Energy Supply Cost and Electricity Sales and Margin Variance will be reimbursed to customers through the Variance Account Credit/Charge over a two-year period.

The balance of the Energy Supply Cost Variance Account at March 31, 2023 is $269 million. During 2022/23, $269 million in changes to regulatory balances were recognized in earnings. This was comprised of $271 million of variance compared to budget and $3 million of interest charges, partially offset by a $5 million incentive threshold. The incentive threshold is a mechanism whereby the first $5 million of variances recorded in the account, whether negative or positive, will not be recovered or reimbursed from customers.

Regulatory Balance – Electricity Sales and Margin Variance Account

NB Power has a regulatory balance related to the Electricity Sales and Margin Variance. On April 1, 2022, the EUB authorized a regulatory asset to be established to track variances between actual and forecasted in-province electricity sales and out-of-province gross margin. Variances are added to the account on a monthly basis along with the interest calculated using the average short-term debt rate. The balance in the account is then recovered or reimbursed to customers through the Variance Account Credit/Charge.

NB Power is required to file annually with the EUB a calculation of the Variance Account balance for the fiscal period November 1 to October 31, as well as the proposed number of fiscal years over which the balance will be recovered or reimbursed, the proposed amount to be recovered or reimbursed in the next fiscal year and the calculation of the credit/charge by class.

The Electricity Sales and Margin Variance for the period April 1, 2022 to October 31, 2022 was submitted to the EUB in December 2022 and the combined Energy Supply Cost and Electricity Sales and Margin Variance will be reimbursed to customers through the Variance Account Credit/Charge over a two-year period.

The balance of the Electricity Sales and Margin Variance Account at March 31, 2023 is ($36) million. During 2022/23, ($36) million in changes to regulatory balances were recognized in earnings. This was comprised of ($39) million of variance compared to budget and ($2) million of interest charges, partially offset by a $5 million incentive threshold. The incentive threshold is a mechanism whereby the first $5 million of variances recorded in the account, whether negative or positive, will not be recovered or reimbursed from customers.

Regulatory Balance – Energy Efficiency and Demand Response Deferral Account

On April 1, 2022, amendments to the *Electricity Act and the new Regulatory Variance Accounts and Deferral Account Regulation – Electricity Act* took effect. The act established the requirement for NB Power to create an account that would capture the costs of fulfilling NB Power's responsibilities for the provision of energy efficiency, energy conservation and demand-side management. The costs will be recovered, plus interest, on a straight-line basis over a ten-year period. The deferral and amortization of these costs allows the costs to be matched with expected benefit to the company.

During 2022/23, $14 million in changes to regulatory balances were recognized in earnings.

Regulatory Balance – Allowance for Funds Used During Construction

NB Power has a regulatory balance related to Allowance for Funds Used During Construction (AFUDC) for transmission assets. AFUDC represents a notional cost of capital allowance allowed by the regulator to be capitalized into the rate base. It is calculated monthly on capital construction projects and added to the regulatory balance. AFUDC is based on NB Power's weighted average cost of capital and is amortized over the future life of the related assets and is expected to be recoverable through the Open Access Transmission Tariff.

During 2022/23, there were no changes to regulatory balances recognized in earnings.

Capital Resources

NB Power raises its capital through operating activities and through short- and long-term borrowings. NB Power borrows from the Province of New Brunswick in order to take advantage of the Province of New Brunswick's credit rating. NB Power pays an annual debt portfolio fee and interest on short- and long-term debt to the Province of New Brunswick. Interest rates on short-term debt ranged from a low of 0.87 per cent to a high of 4.62 per cent during the year. Interest rates on long-term debt ranged from a low of 1.55 per cent to a high of 8.75 per cent. NB Power's ability to pay down debt is impacted by operating and investing activities.

Capital resource requirements for NB Power consist primarily of working capital needs, capital expenditures and debt servicing and repayment. NB Power's capital resources consist primarily of cash flow from operations, investments and proceeds from debt issuances. Cash from operations depends on several factors including commodity prices, regulatory decisions relating to electricity rates and the associated timing and recovery of costs incurred to service customers, foreign exchange rates and export opportunities.

Cash Flow Highlights

Cash flow highlights (in millions)	2022/23	2021/22	Change
Cash provided by operating activities	$65	$321	$(256)
Cash used in investing activities	(540)	(337)	(203)
Cash provided by financing activities	426	65	361
(Decrease) increase in cash	**$(49)**	**$49**	**$(98)**

Operating activities

Cash provided by operating activities is the cash generated by NB Power's core business activities. These activities include the sale of electricity and miscellaneous revenue less the cost to generate revenue.

Cash provided by operating activities was $65 million in 2022/23, a $256 million or 80 per cent decrease from 2021/22. Significant increases in the cost to supply customers as a result of generating station outages and increased replacement power costs, along with higher OM&A expenditures, contributed to the decrease in cash provided by operating activities.

Investing activities

Cash used in investing activities are those cash flows generated or used in the purchase or sale of long-term assets and investments. Utilities are a capital-intensive industry. NB Power continues to invest in its infrastructure to ensure high system reliability. NB Power also invests in new technologies in order to ensure the most reliable and efficient electricity grid.

Cash used in investing activities was $540 million in 2022/23, a $203 million or 60 per cent increase from 2021/22. This increase is largely the result of higher regular and outage-related expenditures on property, plant and equipment including investments in the Bayside Generating Station, Mactaquac Life Achievement Project (MLAP), Advanced Metering Infrastructure, customer demand work and generating station maintenance outages at PLNGS, Coleson Cove and Belledune generating stations.


$540
Investing activities
(in millions of dollars)
600
500
400
300
200
100
0
2022/23
2021/22

Financing activities

Financing activities are the transactions with external parties such as shareholders and creditors and include activities such as changes in debt and sinking fund installments and redemptions. NB Power undertakes these activities to raise capital (short- and long-term borrowings) to fund operations or capital investments.

Financing activities (in millions)	2022/23	2021/22	Change
Proceeds from long-term debt	$677	$298	$379
Debt retirements	(228)	(400)	172
(Decrease) increase in short-term indebtedness	(62)	251	(313)
Sinking fund installments	(46)	(121)	75
Sinking fund redemptions	92	44	48
Repayment of lease liabilities	(7)	(7)	-
Cash provided by financing activities	**$426**	**$65**	**$361**

Cash provided by financing activities was $426 million in 2022/23, a $361 million increase from 2021/22 and is largely attributable to proceeds from long-term debt issued in the current year to fund capital requirements.

Capital Management

NB Power's target debt/equity ratio is 80/20 as prescribed in the *Electricity Act*. The Shareholder has mandated that NB Power meet this target by 2027. NB Power is committed to making steady progress toward this goal while also maintaining NB Power's commitment to competitive rate increases. Debt reduction is necessary so that NB Power has the flexibility to respond to changing markets and technologies and to better prepare for future investment requirements.

Capital management (in millions)	2022/23	2021/22
Long-term debt	$4,786	$4,406
Current portion of long-term debt	300	225
Short-term indebtedness	797	859
Sinking fund receivable	(474)	(500)
Cash	(3)	(52)
Total net debt	**$5,406**	**$4,938**
Retained earnings	$502	$545
Accumulated other comprehensive (loss) income (AOCI)	(168)	171
Total capital	**$5,740**	**$5,654**
Percentage of net debt in capital structure	**94%**	**87%**

$5,406

Total net debt
(in millions of dollars)



6,000
5,000
4,000
3,000
2,000
1,000
0
2022/23
2021/22

Factors Impacting Debt

NB Power experienced a $468 million increase in debt in 2022/23 as a result of unprecedented increases in generation supply costs, unplanned generating station outages and critical capital investments.

NB Power is in a period of increased capital investment, which is necessary to replace aging infrastructure and maintain system reliability. Capital expenditures were $527 million in 2022/23. Infrastructure investments were required to meet customer demand as population growth within the province reached historical highs in 2022/23. NB Power is also committed to investing in grid modernization and adapting to customers' evolving expectations. A major upgrade at Bayside Generating Station that resulted in a life extension of the facility was completed in 2022/23 and major maintenance outages were carried out at several generating stations, including PLNGS. The table below demonstrates the financial impact of deferring costs in the regulatory accounts as well as the impact of capital investment on NB Power's ability to reduce debt.

Factors Impacting Debt	2022/23	2021/22
Net Debt, April 1	$4,938	$4,929
Regulatory Accounts	234	(14)
Capital and Decommissioning Expenditures	540	337
Debt Repayments before deferral of costs and capital expenditures	(306)	(7)
Net Debt, March 31	5,406	4,938

94%

Net debt
in capital structure
(percentage)



100
80
60
40
20
0
2022/23
2021/22

Critical Accounting Policy Changes

Future Changes

Please refer to Note 2(e) of the Consolidated Financial Statements for a listing of new standards to be implemented.

Significant Accounting Estimates and Judgments

Please refer to Note 2(b) and 2(c) of the Consolidated Financial Statements for a listing of NB Power's significant accounting estimates and judgments.

Risk Management

NB Power operates in a complex and changing business environment and faces a number of risks in the fulfillment of its mission and mandate. These include a number of market-driven financial risks, such as energy and commodity prices, as well as operational risks, including safety and environment, and strategic risks that pose major challenges to its business. These risks can influence cash flow, earnings and the ability to provide value to stakeholders.

Effective risk management is a necessary and integral part of good business practices. NB Power manages its risks through business-wide systematic, proactive and integrated processes to identify, understand, manage and communicate risks that may impact NB Power's ability to achieve its strategic objectives.

Enterprise Risk Management

Risks are managed through NB Power's enterprise risk management program. Corporate strategy and goals serve as the foundation of all management activities and as part of the planning process, the Board sets the overall risk appetite and tolerances for the Corporation. The enterprise risk management process employs a consistent methodology across the organization that results in a comprehensive view of risk that is regularly reported to management and the Board. This is supported by continuous, open conversations about risk that allow key individuals to have a shared understanding of internal and external factors that can negatively impact NB Power's objectives. Risks that could prevent achieving organizational goals are identified, evaluated and managed through periodic risk assessments and the implementation of response plans and process controls for high-priority risks.

By embedding risk management techniques in day-to-day operations, NB Power is better equipped to identify risks affecting its goals and to manage risks in ways that are consistent with the company's strategy.

Financial Risk Management

Market-driven financial risk is managed through NB Power's financial risk management policies, which are focused on those areas that most significantly impact profitability and cash flow. NB Power undertakes financial risk management activities where possible, including through the use of physical and financial instruments like forward purchase contracts to help improve the predictability of the underlying costs related to activities or sources of risk that include but are not limited to

- generation and purchasing of energy and renewable energy credits
- procurement of fuel and related transport
- foreign exchange and commodity price variability
- interest rate variability
- default on contractual obligations by counterparties
- undertaking of unauthorized financial risk
- inappropriate or invalid financial risk management models

Top Corporate Risks

NB Power evaluates its top corporate risks periodically and the risks do change over time. The following section explains the top 13 corporate risks.

Financial sustainability

NB Power has a legislative requirement to meet a minimum debt to equity capital structure of 80/20. The mandate from the Shareholder is to do so by 2027. NB Power's lack of progress has raised the concern of the province's Auditor General and the provincial government's credit rating agencies. If NB Power does not make meaningful progress toward reducing debt and increasing equity, then NB Power's ability to remain a financially viable organization will be challenged. The resulting impact would be downgrading of the province's credit rating, increasing borrowing costs and impeding future investment options in critical infrastructure like the Mactaquac Generation Station.

Financial sustainability will be achieved by employing a multi-faceted approach to increasing free cash flow. The approach includes implementing aggressive cost optimization changes based on a review conducted by PwC, leading-class investment and capital governance, appropriate rate increases to cover costs and meet debt/equity targets, the use of regulatory deferrals to recover prudently incurred costs and competitive in- and out-of-province market opportunities. In addition, alternative approaches to the ongoing financing of existing assets and future investment requirements will be explored.

Climate change
If uncertainty around climate change regulations and policies persists, then NB Power is at risk of making sub-optimal investment and operational decisions on behalf of customers.

NB Power is focused on implementing a new strategic plan to increase its industry-leading emissions reductions and intends to achieve a net-zero electric system by 2035. Changing policies under the federal government's actions to regulate utilities to net-zero and the provincial government's action for a clean electricity strategy are presenting risks and uncertainties with large financial consequences that NB Power must navigate. As such, guided by its new strategic direction NB Power has implemented a renewed approach to integrated resource planning that includes different pathways to achieve net-zero and better incorporates an uncertain world. This approach will provide more robust plans that would assist in determining the role of the Mactaquac Life Achievement Project, small modular reactors and additional renewable energy projects while also exploring the potential of a clean replacement fuel for the Belledune Generating Station. In addition, integrated resource planning will include varying levels of electrification and its impact on electric demand, such as the pace of electric vehicle adoption, which is also affected by policies under development. The results of the Integrated Resource Plan will help inform the necessary actions and costs, that need to be taken. This information will reduce uncertainty and help unlock additional funding opportunities and partnerships to assist in the transition.

Distributed energy resources
The utility industry is facing significant disruption from the evolution of distributed energy resources (DER), which will change the role of the customer. The traditional electricity grid is moving toward a fully networked system in which automation, remote control and customer participation is expected. Customers will increasingly become involved in long-term decision making, customer-owned generation, energy management and the transition to a low-carbon economy. If the adoption of DER into New Brunswick's power system is not done in a planned and controlled fashion, it will introduce operational problems and reduced overall grid stability, resulting in decreased customer satisfaction. DER is a general term referring to a variety of small-scale electricity generation, storage and load control devices that are typically connected to the distribution system. DER generation sources are primarily renewable.

Further complicating the issue is the need to maintain existing generating facilities and transmission infrastructure to the end of their economic lives, continually evolving technology and uncertainty around the timing, nature and magnitude of the expansion of DERs in the province.

As part of its grid modernization program, NB Power is developing a strategy for the adoption of DER into the NB Power electrical system. In the near term, NB Power is undertaking several digital technology projects that will give it greater visibility and control of the distribution network. It is also testing the system and customer behaviour impacts of DER as part of several strategic initiatives.

Digital transformation

Technology is moving quickly and redefining the industry. NB Power is working to keep pace with innovations and transformation in order to continue to optimize existing business processes, enhance the customer experience, manage assets, support strategic initiatives and address the evolving business landscape.

NB Power has been increasing automated work processes, improving data quality and digitizing information. A digital transformation strategy is being developed to ensure NB Power's transformation supports the achievement of NB Power's strategic objectives.

Emerging markets

Customers' expectations of their electric utility are evolving as they electrify their transportation needs, procure green energy sources and demand greater self-reliance and resiliency of their electricity supply. NB Power's culture, policies, rates and offerings must evolve and remain relevant to our customers in order to grow revenue and take advantage of opportunities to serve customers in new ways.

NB Power tracks developments in technology and movements in the industry to ensure our corporate positions and plans remain valid and are timed accordingly. Continually assessing the state of the market and the readiness of our organization will ensure NB Power is nimble and flexible to serve customers in these emerging markets.

Customer satisfaction

As the industry transforms and competitive pressures increase, NB Power must deliver competitively superior products, services and experiences to retain customers and maintain its reputation.

NB Power is focused on building a culture that is dedicated to delivering exceptional service, both internally and externally, improving existing customer experiences to meet their expectations in today's world and building customer preference for NB Power through meaningful programs and leading-class experiences.

Indigenous relations

Support from New Brunswick's Indigenous communities is critical to
Support from New Brunswick's Indigenous communities is critical to
NB Power's current and ongoing operation of assets and is required for the successful completion of key projects such as the Mactaquac Life Achievement Project and small modular reactors, including regulatory approvals and permitting.

NB Power values its relationships with New Brunswick's Indigenous communities and endeavours to take a consistent, all-inclusive approach to establishing and maintaining those relationships to ensure all issues are heard and understood. As such, NB Power remains current on First Nations land claims and the potential impact they could have on NB Power and works with Indigenous communities to support the ongoing operation of assets located on the land. As well, NB Power representatives meet regularly with consultative bodies from the First Nations and government of New Brunswick officials to discuss major initiatives and respond to any questions or concerns.

Employee engagement

Engaged employees are more likely to perform tasks efficiently with better outcomes and are committed to achieving NB Power's objectives. Disengaged employees do not feel a sense of loyalty or commitment to the organization. They often show a lack of interest in their work, do not really care about the work of the organization and appear uninterested in making improvements or working collaboratively with others. An increase in employee disengagement puts the organization at risk of not meeting business plans, targets and long-term objectives.

NB Power's business is changing due to industry trends such as the expansion of distributed energy resources, changing customer expectations, environmental regulations and the increasing use of technology and automation. As NB Power transitions, the workforce will similarly evolve and NB Power must keep employees engaged at all stages of their career and as they learn skills to enable them to move into new roles.

NB Power's employee strategy is to foster a culture of transparency, caring and respect, develop highly effective people-leaders, support employee safety and wellbeing, promote continuous learning and growth, and establish a set of company values that will connect with employees and motivate the entire workforce in achieving NB Power's objectives.

Cybersecurity

Cybersecurity issues are a day-to-day struggle for businesses around the world and instances of hacked and breached data from corporate systems are increasingly common. NB Power relies on information and operational technologies to conduct its business and these systems need to be maintained and secured. The risk of attack for NB Power is increasing, as it is for other businesses, due to the increasing reliance on information communication technology and the sophistication of people trying to gain access to data. As critical infrastructure, NB Power is a target of nation-state actors who are well-funded and highly skilled. NB Power carries cyber insurance to mitigate the financial impact in the event a breach occurs.

NB Power has a dedicated and well-trained cybersecurity team that is focused on protecting NB Power's systems. Part of that work includes educating all employees about the risk of cyberattack through mandatory training and continuous testing. The Corporation's security perimeter is robust and continues to be strengthened through periodic reviews from third parties that are aimed at identifying gaps. NB Power also collaborates with industry and academia, which helps to inform the utility's approach to cybersecurity.

NB Power trains all staff in the safe and appropriate use of technology related to their roles. All NB Power employees are required to complete cybersecurity training on an annual basis and the Corporation routinely assesses training effectiveness and awareness through the use of continuous phishing testing.

Point Lepreau Nuclear Generating Station reliability

The safe and reliable operation of PLNGS is critical to NB Power's financial performance. The operation of a nuclear facility is complex and has a significant amount of regulatory oversight on all aspects of the operation to ensure the necessary processes and behaviours are in place for the safe and reliable operation of the Station. NB Power aspires to be a world-class nuclear operator and welcomes interactions with regulators, professional organizations and peers.

Some major PLNGS equipment has run well beyond their design life of typically 30 years. That potentially can cause a major outage due to sudden failure. A lack of critical spare components has amplified this risk.

A strategy for the replacement of key components has been developed that will decrease the risk to PLNGS as components are replaced over the next several years. The strategy has been imbedded in outage plans, long-term asset management activities and budgets. Risk is also being mitigated through the online monitoring of certain equipment and the procurement of critical spare components.

Thermal generation reliability

NB Power has a diverse mix of generation resources and power purchase agreements. A large portion of NB Power's generation infrastructure was installed in the 1950's, 60's and 70's and is coming due for replacement or refurbishment. NB Power's generation system comprises base-loaded facilities that run year-round as well as units that typically operate only on the coldest days of winter when New Brunswick experiences periods of high (peak) energy consumption. It is critical that all generating facilities operate reliably to ensure NB Power can meet energy demand.

NB Power has been focussing on improving the management of planned and unplanned outages, improving visibility on areas of generation reliability risk, enhancing asset condition and performance assessments and executing key capital and maintenance investments.

Global energy crisis

The global energy crisis led to a sharp increase in fuel and purchase power costs, which creates rate pressures and impedes debt reduction. The crisis is attributed to European geopolitical issues that have led to constrained gas supplies, an increasing demand for energy as the world emerged from the COVID-19 pandemic and disruptions in transportation caused by global supply chain disruptions. Although energy prices have declined from their highs, they are still elevated compared to pre-pandemic levels and are expected to display a high level of volatility for the foreseeable future.

NB Power can limit its exposure to high-cost market-based energy by ensuring the reliability of its diverse mix of generation options to provide flexibility in mitigating short-term market changes and optimizing the generation mix, following rigorous financial risk management practices and monitoring and responding to short-term out-of-province sales opportunities driven by temporary changes in volatile conditions.

Supply chain

Global events including geo-political unrest, cumulative supply chain issues, COVID-19 and extreme weather events have disrupted global and local supply chains. The disruptions are driving price increases, greater uncertainty around near-term delivery schedules, longer lead times and shortages of some materials and services. These issues have negatively impacted costs and planned work schedules and without proper mitigation activities could have a material impact on NB Power.

NB Power has been proactively working with suppliers to ensure the continuing supply of materials and services, securing alternative suppliers where necessary, communicating with operations to assist with planning and mitigation activities, reviewing stock level strategies and pre-ordering where prudent. These mitigation activities have been successful in preventing any serious supply disruptions.

Consolidated Financial Statements

KPMG LLP
Frederick Square, TD Tower
700-77 Westmorland Street
Fredericton NB E3B 6Z3
Canada
Tel (506) 452-8000
Fax (506) 450-0072

INDEPENDENT AUDITOR'S REPORT

To the Honourable Brenda Murphy,
Lieutenant-Governor of New Brunswick
Fredericton, New Brunswick

Your Honour,

Opinion

We have audited the consolidated financial statements of New Brunswick Power Corporation (the Entity), which comprise:

- the consolidated statement of financial position as at March 31, 2023
- the consolidated statement of earnings for the year then ended
- the consolidated statement of comprehensive income for the year then ended
- the consolidated statement of equity for the year then ended
- the consolidated statement of cash flows for the year then ended
- and notes to the financial statements, including a summary of significant accounting policies

(Hereinafter referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at March 31, 2023, and its consolidated financial performance, and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the "***Auditor's Responsibilities for the Audit of the Financial Statements***" section of our auditor's report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. Other information comprises:

- the information included in Management's Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management's Discussion and Analysis as at the date of this auditor's report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditor's report.

We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity's financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

  The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

KPMG LLP

Chartered Professional Accountants

Fredericton, Canada

June 19, 2023

Énergie NB Power | the power of possibility
débordant d'énergie

REPORT OF MANAGEMENT

The consolidated financial statements of New Brunswick Power Corporation (NB Power) are the responsibility of management and have been prepared in accordance with International Financial Reporting Standards. The preparation of financial statements necessarily involves the use of estimates based on management's best judgment, particularly when transactions affecting the current period cannot be finalized with certainty until future periods. In management's opinion, the consolidated financial statements have been properly prepared within the framework of selected accounting policies summarized in the consolidated financial statements and incorporate, within reasonable limits of materiality, information available up to May 31, 2023. The financial information presented in the Management's Discussion & Analysis (MD&A) and elsewhere in this report is consistent with that in the consolidated financial statements.

Management maintains appropriate systems of internal control which provide reasonable assurance that NB Power's assets are safeguarded and appropriately accounted for, that financial records are relevant, reliable and accurate, and that transactions are executed in accordance with management's authorization. This system includes corporate-wide policies and procedures, as well as the appropriate delegation of authority and segregation of responsibilities within the organization. An internal audit function independently evaluates the effectiveness of these controls on an ongoing basis and reports its findings to management and the Audit and Finance Committee of the Board of Directors.

The Board of Directors, through the Audit and Finance Committee, is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Audit and Finance Committee consists entirely of outside Directors. At regular meetings, the Committee reviews audit, internal control and financial reporting matters with management, the internal auditors and the external auditors to satisfy itself that each is properly discharging its responsibilities. The financial statements and the Independent Auditor's Report have been reviewed by the Audit and Finance Committee and have been approved by the Board of Directors. The internal and external auditors have full and open access to the Audit and Finance Committee with and without the presence of management.

The consolidated financial statements have been examined by KPMG LLP. The external auditor's responsibility is to express its opinion on whether the consolidated financial statements are fairly presented in accordance with International Financial Reporting Standards.

On behalf of management

Lori Clark

President and Chief Executive Officer
Lori Clark
June 19, 2023

Darren Murphy

CFO & SVP Corporate Services and Major Projects
Darren Murphy
June 19, 2023

515 Rue King Street, Fredericton, NB Canada E3B 4X1
T 506.458.4444 F 506.458.6880 www.energienb.com | www.nbpower.com

NEW BRUNSWICK POWER CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts are expressed in millions of Canadian dollars except where indicated)

March 31	Note	2023	2022
Assets			
Current			
Cash		$ 3	$ 52
Accounts receivable	5	504	395
Materials, supplies and fuel	6	296	276
Prepaid expenses		21	22
Derivative assets	28	34	187
Total current assets		858	932
Non-current assets			
Property, plant and equipment	7	4,670	4,645
Intangible assets	8	56	59
Nuclear decommissioning and used fuel management funds	9	897	881
Sinking fund receivable	10	474	500
Derivative assets	28	105	130
Non-current prepaid expenses		19	-
Other assets	11	1	1
Total non-current assets		6,222	6,216
Total assets		7,080	7,148
Regulatory balances	12	1,021	787
Total assets and regulatory balances		$ 8,101	$ 7,935

The accompanying notes form part of the consolidated financial statements

NEW BRUNSWICK POWER CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts are expressed in millions of Canadian dollars except where indicated)

March 31	Note	2023	2022
Liabilities and equity			
Current liabilities			
Short-term indebtedness	13	$ 797	$ 859
Accounts payable and accrued liabilities		459	376
Deferred revenue		20	-
Accrued interest on short and long-term debt		30	30
Current portion of long-term debt	14	300	225
Current portion of lease liabilities	15	5	5
Derivative liabilities	28	185	3
Total current liabilities		1,796	1,498
Non-current liabilities			
Long-term debt	14	4,786	4,406
Lease liabilities	15	32	33
Decommissioning and used fuel management liabilities	17	987	1,114
Post-employment benefits	18	101	108
Provisions for other liabilities and charges	19	60	57
Derivative liabilities	28	5	3
Total non-current liabilities		5,971	5,721
Total liabilities		7,767	7,219
Shareholder's equity			
Accumulated other comprehensive (loss) income		(168)	171
Retained earnings		502	545
Total equity		334	716
Total liabilities and equity		$ 8,101	$ 7,935

On behalf of New Brunswick Power Corporation

Chair

President and Chief Executive Officer

The accompanying notes form part of the consolidated financial statements

NEW BRUNSWICK POWER CORPORATION
CONSOLIDATED STATEMENT OF EARNINGS

(Amounts are expressed in millions of Canadian dollars except where indicated)

For the year ended March 31	Note	2023	2022
Revenue			
Sales of electricity			
In-province	20	$ 1,543	$ 1,502
Out-of-province	20	1,234	558
Miscellaneous	21	134	138
		2,911	2,198
Expenses			
Fuel and purchased power	22	1,968	983
Operations, maintenance and administration	23	576	537
Depreciation and amortization	24	351	344
Taxes	25	50	51
		2,945	1,915
Operating (loss) earnings		(34)	283
Finance costs	26	(280)	(248)
Sinking funds and other investment income		21	13
Mark-to-market of fair value through profit and loss investments	28	16	46
Net (loss) earnings before changes in regulatory balances		(277)	94
Net changes in regulatory balances	12	234	(14)
Net (loss) earnings		$ (43)	$ 80

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Amounts are expressed in millions of Canadian dollars except where indicated)

For the year ended March 31		2023	2022
Net (loss) earnings		$ (43)	$ 80
Other comprehensive income			
Items that may be reclassified subsequently to earnings			
Net changes in unrealized (loss) gain on derivatives designated as cash flow hedges	28	(475)	456
Amortization of interest settlement		2	2
Reclassification to earnings of settled derivatives designated as cash flow hedges	28	127	(154)
		(346)	304
Items that will not be reclassified to earnings			
Net actuarial gain on post-employment benefits	18	7	15
Other comprehensive (loss) income		(339)	319
Total comprehensive (loss) income		$ (382)	$ 399

The accompanying notes form part of the consolidated financial statements

NEW BRUNSWICK POWER CORPORATION
CONSOLIDATED STATEMENT OF EQUITY

(Amounts are expressed in millions of Canadian dollars except where indicated)

	Accumulated other comprehensive income (AOCI)					
	Cash flow hedges (Note 28)	Amortization of interest settlement	Post-employment benefits actuarial (losses) gains (Note 18)	AOCI	Retained earnings	Total equity
Balance, April 1, 2021	$ (35)	$ (36)	$ (77)	$ (148)	$ 465	$ 317
Net earnings for the year	-	-	-	-	80	80
Other comprehensive income	302	2	15	319	-	319
Balance, March 31, 2022	267	(34)	(62)	171	545	716
Net (loss) for the year	-	-	-	-	(43)	(43)
Other comprehensive (loss) income	(348)	2	7	(339)	-	(339)
Balance, March 31, 2023	$ (81)	$ (32)	$ (55)	$ (168)	$ 502	$ 334

The accompanying notes form part of the consolidated financial statements

NEW BRUNSWICK POWER CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts are expressed in millions of Canadian dollars except where indicated)

For the Year Ended March 31	Note	2023	2022
Operating activities			
Cash receipts from customers and counterparties		$ 2,792	$ 2,087
Cash paid to suppliers and employees		(2,489)	(1,551)
Customer contributions	19	6	4
Post-employment benefits	18	(16)	(11)
Interest paid		(230)	(208)
Interest received		2	-
Cash provided by operating activities		65	321
Investing activities			
Expenditures on property, plant and equipment and intangibles, net of proceeds		(527)	(334)
Used fuel management and decommissioning fund withdrawals		-	7
Cash expenditures on decommissioning	17	(13)	(10)
Cash (used in) investing activities		(540)	(337)
Financing activities	27		
Proceeds from long-term debt issuances	14	677	298
Debt retirements	14	(228)	(400)
(Decrease) increase in short-term indebtedness	13	(62)	251
Sinking fund installments	10	(46)	(121)
Sinking fund redemptions	10	92	44
Repayment of lease liabilities	15	(7)	(7)
Cash provided by financing activities		426	65
Net cash (outflow) inflow		(49)	49
Cash, beginning of year		52	3
Cash, end of year		$ 3	$ 52

The accompanying notes form part of the consolidated financial statements

NEW BRUNSWICK POWER CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended March 31, 2023

(Amounts are expressed in millions of Canadian dollars except where indicated)

1. DESCRIPTION OF BUSINESS

New Brunswick Power Corporation (NB Power) was established in the Province of New Brunswick in 1920, it is a subsidiary of New Brunswick Power Holding Corporation (NB Power Holding), a provincially owned Crown Corporation. NB Power generates, purchases, transmits, distributes and sells electricity and operates under the mandate and authority of the *New Brunswick Electricity Act*. The *New Brunswick Electricity Act* gives the New Brunswick Energy and Utilities Board (EUB) the power to regulate NB Power to ensure customers receive safe, reliable energy services at fair rates and the Province, as shareholder, is afforded a reasonable opportunity to earn a fair return on investment. NB Power has one wholly owned subsidiary, New Brunswick Energy Marketing Corporation (NB Energy Marketing). NB Energy Marketing, also a provincial Crown Corporation, conducts energy trading activities in markets outside of New Brunswick. Its mandate is to purchase electricity to serve load in New Brunswick and outside New Brunswick and to market excess energy generated to other jurisdictions. The financial results of NB Energy Marketing are included in the consolidated financial statements of NB Power.

NB Power and NB Energy Marketing's head offices are located in Fredericton, New Brunswick.

As provincial Crown Corporations, NB Power and NB Energy Marketing are not subject to federal and provincial income taxes.

2. BASIS OF PREPARATION

NB Power's annual audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). These consolidated financial statements have been prepared on the historical cost basis except for derivative instruments (Note 28), the nuclear decommissioning and used fuel management funds (Note 9) and the post-employment benefits (Note 18) where the net defined benefit (asset) liability is the fair value of plan assets less present value of the defined benefit obligation. These consolidated financial statements are presented in millions of Canadian dollars, which is the functional currency of NB Power. These consolidated financial statements were authorized for issue by the Board of Directors on June 19, 2023.

a. Assumptions and estimation uncertainty

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the

- application of accounting policies,
- reported amounts of assets and liabilities at the date of the financial statements,
- reported amounts of revenue and expenses during the reporting period, and
- disclosure of contingent assets and liabilities.

Actual results could differ from the estimates.

Estimates and assumptions are reviewed on an ongoing basis. Any revisions to these estimates or assumptions are recognized in the period of the change and any future period as applicable.

2. BASIS OF PREPARATION (CONTINUED)

b. Estimates

The following lists the notes that refer to the significant estimates.

Note reference	Estimate
Note 3.b	Recognition, measurement and recovery of regulatory balances
Note 3.d	Estimation of useful life of property, plant and equipment
Note 3.g	Recognition and measurement of decommissioning and used fuel management liabilities
Note 3.h	Measurement of defined benefit obligations: key actuarial assumptions
Note 3.i	Recognition and measurement of provisions and contingencies
Note 3.j	Measurement of unbilled revenue
Note 3.n	Financial instruments: fair value measurement

c. Judgments

The following lists the notes where judgment is applied in accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements.

Note reference	Judgment
Note 3.d	Property, plant and equipment: capitalization of costs
Note 3.m	Leases: whether an arrangement contains a lease and lease classification

d. New standards and interpretations adopted

IAS 37 - Provisions, Contingent Liabilities and Contingent Assets

The IASB issued amendments to IAS 37 *Provisions, Contingent Liabilities and Contingent Assets*. The amendments relate to the costs that should be included as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendments clarify that the cost of fulfilling the contract comprises all costs that relate directly to the contract. Such costs include both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments apply to contracts existing at the date when the amendments are first applied. There was no impact on the financial statements that resulted from the application of this amendment.

(Amounts are expressed in millions of Canadian dollars except where indicated)

2. BASIS OF PREPARATION (CONTINUED)

e. New standards and interpretations not yet adopted

New standards, amendments to standards and interpretations not yet effective at March 31, 2023 and have not been applied in the preparation of the March 31, 2023 consolidated financial statements are summarized in the following table.

Standard	Effective date
IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2	April 1, 2023
IAS 1 Presentation of Financial Statements	April 1, 2023
IAS 1 Presentation of Financial Statements	April 1, 2024
IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors	April 1, 2023
IFRS 16 Leases	April 1, 2024

The IASB issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2. The amendments help companies provide useful accounting policy disclosures. The key amendments include requiring companies to disclose their material accounting policies rather than their significant accounting policies; clarifying that accounting policies related to immaterial transactions, other event or conditions are themselves immaterial and as such need not be disclosed; and clarifying that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company's financial statements.

The IASB issued amendments to IAS 1 Presentation of Financial Statements. The amendments relate to the classification of liabilities as current or non-current. Specifically, the amendments clarify one of the criteria for classifying a liability as non-current is the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period.

The IASB issued further amendments to IAS 1 Presentation of Financial Statements. The amendments affect only the presentation of liabilities in the balance sheet and seek to clarify that the classification of liabilities as current or non-current should be based on the rights that are in existence at the end of the reporting period. Further, the amendments make clear that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability and that the settlement of a liability refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The IASB issued amendments to IAS 8 *Accounting Policies, Changes in Accounting Estimates and Errors.* The amendments introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy.

The IASB also issued amendments to IFRS 16 Leases. The amendments provide subsequent measurement requirements for sale and leaseback transactions.

NB Power does not expect these amendments to have a material impact on the financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES

This describes the accounting policies used in preparing the consolidated financial statements. It contains the following sections.

Note reference	Name
Note 3.a	Basis of consolidation
Note 3.b	Rate regulation
Note 3.c	Materials, supplies and fuel inventory
Note 3.d	Property, plant and equipment
Note 3.e	Intangible assets
Note 3.f	Long-term debt
Note 3.g	Decommissioning liabilities
Note 3.h	Post-employment benefits
Note 3.i	Provisions
Note 3.j	Revenue
Note 3.k	Government grants
Note 3.l	Foreign exchange transactions
Note 3.m	Leases
Note 3.n	Financial Instruments
Note 3.o	Derivatives

a. Basis of consolidation

Subsidiary

NB Power's consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiary, New Brunswick Energy Marketing Corporation. All inter-company transactions and balances have been eliminated on consolidation.

b. Rate regulation

NB Power has adopted IFRS 14 as at March 31, 2016. Under IFRS 14, regulatory balances are recognized for rate setting and financial reporting purposes if the EUB approves the regulatory treatment or if management believes the regulatory treatment is probable. Regulatory debit balances represent costs incurred in excess of amounts billed to customers at EUB approved rates. Regulatory credit balances represent amounts billed to customers at EUB approved rates in excess of costs incurred by NB Power.

Regulatory debit balances are recognized if it is probable that future billings in an amount at least equal to the deferred costs will result from inclusion of that cost in allowable costs for rate-making purposes. The regulatory debit balances are assessed on an ongoing basis for recoverability and should management no longer consider it probable that an asset will be recovered, the deferred costs are charged to earnings in that period.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

b. Rate regulation (Continued)

The following items have resulted in accounting treatments which differ from IFRS for entities operating in an unregulated environment and regulated entities that did not adopt IFRS 14

- allowance for funds used during construction (AFUDC),
- Point Lepreau Nuclear Generating Station (PLNGS) refurbishment,
- lawsuit settlement with Petroleos de Venezuela S.A. (PDVSA),
- Energy Supply Cost Variance,
- Electricity Sales and Margin Variance, and
- Energy Efficiency and Demand Response Deferral

Regulatory balances that do not meet the definition of an asset or liability under any other standard are segregated on the consolidated statement of financial position as regulatory balances and on the consolidated statement of earnings as net changes in regulatory balances.

c. Materials, supplies and fuel inventory

Inventories are recorded at the lower of cost or net realizable value. Inventories of materials, supplies, and fuel other than nuclear fuel are valued at average cost. Nuclear fuel is valued at cost using the first-in, first-out method. The cost of inventory includes directly attributable costs of bringing the inventory to the location and condition necessary to be used.

Renewable energy credits are valued at the lower of average cost and net realizable value. Qualifying renewable energy projects receive renewable energy credits for the generation and delivery of renewable energy. These credits can be traded and are primarily sold under fixed contracts. Revenue for these contracts is recognized at a point in time, upon generation of the associated electricity. Any credits generated above contracted amounts are held in inventory, with the offset recorded as a decrease in operating expenses.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

d. Property, plant and equipment

Property, plant and equipment (PP&E) is recorded at cost. If significant parts of PP&E have different useful lives they are recorded as separate components of PP&E.

Cost of additions

The cost of additions to PP&E includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes expenditures that are directly attributable to the construction of the asset including

- contracted services,
- direct labour and material,
- borrowing costs on qualifying assets,
- estimated costs of decommissioning,
- estimated costs of the removal of used nuclear fuel,
- corporate overhead directly attributable to the constructed asset, and
- other expenses directly related to capital projects,

less

- revenue generated during commissioning, and
- government grants.

Major inspections and overhauls

NB Power incurs costs at its generating stations for major inspections and overhauls. These costs are capitalized if they are considered qualifying capital and occur in regular intervals of at least two years. They are capitalized as separate components and depreciated over the period to the next major inspection or overhaul. Day-to-day maintenance costs are expensed as incurred.

Right-of-use assets

The right-of-use assets represent the right to use the underlying asset. Right-of-use assets are measured at cost, which is based on the initial amount of the lease liability in addition to various adjustments. These adjustments include lease payments made at or before the commencement date, initial direct costs incurred, an estimate of costs to dismantle and remove the leased asset, restore the underlying asset, or the site on which it is located, less any lease incentives received. The right-of-use assets are subsequently depreciated over the earlier of the end of the useful life of the asset or the related lease term.

Borrowing costs on qualifying assets

Interest is capitalized if a project is six months or longer in duration. Borrowing costs are calculated monthly based on the weighted average cost of general borrowings.

(Amounts are expressed in millions of Canadian dollars except where indicated)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

d. Property, plant and equipment (Continued)

Subsequent expenditures

NB Power assesses subsequent expenditures related to PP&E to determine if they are capital or operating in nature. Subsequent expenditures are capitalized if they increase the future economic benefits of the asset.

Depreciation

Depreciation is provided for all assets on a straight-line basis over the estimated useful life of each component of PP&E. Depreciation commences when the asset is available for use.

Estimated service lives

The estimated service lives of PP&E are reviewed annually and any changes are applied prospectively.
The following are the major categories of PP&E and estimated service lives.

Assets	Years
Nuclear generating station	4 - 57
Hydro generating stations	4 - 100
Thermal generating stations	2 - 64
Combustion turbine generating stations	10 - 40
Transmission system	14 - 70
Terminals and substations	15 - 62
Distribution system	10 - 53
Buildings and properties	20 - 54
Computer systems	6
Motor vehicles	8 - 21
Miscellaneous assets	15
Right-of-use assets	1 - 20

Derecognition

A component of PP&E is derecognized when it is taken out of service or if there is no future economic benefit expected from its use. When a component is derecognized the cost and accumulated depreciation are written off with the gain or loss on disposal recognized as depreciation expense.

Impairment

NB Power evaluates its PP&E annually to assess indicators of potential impairment. If impairment is identified, an impairment loss will be recognized in earnings equal to the amount by which the carrying amount exceeds the recoverable amount.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

e. Intangible assets

Intangible assets are recorded at cost and amortized over their estimated useful lives.

Assets	Years
Nepisiguit Falls (statutory right)	50
Software	6
Other	6 - 20

f. Long-term debt

Long-term debt is recorded at amortized cost using the effective interest method. The estimated fair value of the long-term debt is disclosed in Note 28 using market values or estimates of market values based on debt with similar terms and maturities. The unamortized balance of the discounts and premiums are included in long-term debt and amortized over the term of the debt issue to which they pertain on an effective interest basis.

g. Decommissioning liabilities

Assets for which decommissioning liabilities are, or could be, recorded include

- thermal generating stations and the Milltown hydro generating station,
- nuclear generating station,
- used nuclear fuel,
- water heaters,
- Fundy Isles undersea transmission cables, and
- other hydro generating stations, transmission and distribution assets.

Thermal generating stations and the Milltown hydro generating station

NB Power has recorded provisions for the estimated future costs of decommissioning thermal generating stations and the Milltown hydro generating station.

Calculations of anticipated costs

The calculations of the anticipated future costs are based on detailed studies that take into account various assumptions regarding

- the method and timing of dismantling the generating stations,
- estimates of inflation rates in the future.

NB Power reviews such calculations annually due to

- potential developments in the decommissioning technologies, and
- changes in the various assumptions and estimates inherent in the calculations.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

g. Decommissioning liabilities (Continued)

Thermal generating stations and the Milltown hydro generating station (Continued)

Costs recognized as liabilities

The estimated present values of the costs of decommissioning the generating stations at the end of their useful lives have been recognized as a liability as at March 31, 2023. The liability accounts are charged for current expenditures incurred related to plant decommissioning.

Accretion expense

Accretion is the increase in the carrying amount of the liability due to the passage of time at the discount rate used in determining the amount of the provision. Specifically, the accretion expense is

- calculated using NB Power's credit adjusted risk-free rate, and
- classified as finance costs.

Nuclear generating station

NB Power has recorded provisions for the estimated future costs of decommissioning the nuclear generating station.

Calculations of anticipated costs

The calculations of the anticipated future costs are based on detailed studies that take into account various assumptions regarding

- the method and timing of dismantling the nuclear generating station, and
- estimates of inflation rates in the future.

NB Power reviews such calculations annually due to

- potential developments in the decommissioning technologies, and
- changes in the various assumptions and estimates inherent in the calculations.

Costs recognized as liabilities

The estimated present values of the following costs of decommissioning the nuclear generating station at the end of its useful life has been recognized as a liability as at March 31, 2023. The liability accounts are charged for current expenditures incurred related to nuclear plant decommissioning.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

g. Decommissioning liabilities (Continued)

Nuclear generating station (Continued)

Accretion expense

Accretion is the increase in the carrying amount of the liability due to the passage of time at the discount rate used in determining the amount of the provision.
Accretion is calculated on the liabilities for nuclear plant decommissioning. Specifically, the accretion expense is

- calculated using NB Power's credit adjusted risk-free rate and a duration spread to take into consideration the long-term nature of these liabilities, and
- classified as finance costs.

Used nuclear fuel
NB Power has recorded provisions for the estimated future costs of managing used nuclear fuel.

Calculations of anticipated costs

The calculations of the anticipated future costs are based on detailed studies that take into account various assumptions regarding

- the cost of transporting nuclear material to permanent storage facilities, and
- estimates of inflation rates in the future.

NB Power reviews such calculations annually due to

- potential developments in the used nuclear fuel management technologies, and
- changes in the various assumptions and estimates inherent in the calculations.

Calculation methodology

The Nuclear Waste Management Organization was established by the *Nuclear Fuel Waste Act*. The methodology used by NB Power to calculate the liability for used nuclear fuel management is consistent with the Nuclear Waste Management Organization's recommendations as approved by Natural Resources Canada.

Costs recognized as liabilities

The estimated present values of the following costs have been recognized as a liability as at March 31, 2023, the

- fixed-cost portion of used nuclear fuel management activities, which is required regardless of the volume of fuel consumed, and
- variable-cost portion of used nuclear fuel management activities to take into account actual fuel volumes incurred up to March 31, 2023, and

The liability for used nuclear fuel management is increased for the cost of disposing the nuclear fuel bundles used each year with the corresponding amounts charged to operations through fuel expense. The liability accounts are charged for current expenditures incurred related to used nuclear fuel management.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

g. Decommissioning liabilities (Continued)

Used nuclear fuel (Continued)

Accretion expense

Accretion is the increase in the carrying amount of the liability due to the passage of time at the discount rate used in determining the amount of the provision. Specifically, the accretion expense is

- calculated using NB Power's credit adjusted risk-free rate and a duration spread to take into consideration the long-term nature of these liabilities, and
- classified as finance costs.

Water heaters

NB Power has recorded a provision for the estimated future costs of permanently removing rented water heaters from customers' homes.

Calculations of anticipated costs

The calculations are based on NB Power's history of water heater removal and include estimates for inflation. NB Power revises the estimates and assumptions annually.

Fundy Isles undersea transmission cables

NB Power has recorded a provision for the estimated future costs of decommissioning 17 kilometers for undersea cables serving the Fundy Isles.

Calculation of anticipated costs

The calculations of the anticipated future costs are based on engineering analysis that takes into account various assumptions regarding the method and timing of dismantling costs and include estimates for inflation.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

g. Decommissioning liabilities (Continued)

Other hydro generating stations, transmission and distribution assets

Without additional capital improvements, the Mactaquac Generating Station is expected to reach the end of its service life in 2030. NB Power has proposed a capital project that will ensure the station can operate to its intended 100-year lifespan to 2068 with the possibility of even further life extension. This will involve a modified approach to maintenance and adjustments and replacement of equipment over time, therefore there is no established end of life and as a result no liability.

NB Power expects to use the majority of its other hydro generating stations, transmission and distribution assets for an indefinite period of time, and with either maintenance efforts or rebuilding, the assets are expected to be used for the foreseeable future. As a result, the present value of any obligation is immaterial. If, at some future date, it is determined that a particular asset will not meet this perpetuity assumption, it will be reviewed to determine whether an estimable decommissioning liability exists, at which time an obligation would be recorded.

NB Power will record a decommissioning liability if a constructive or legal obligation arises, for these hydro generating stations, transmission and distribution assets.

h. Post-employment benefits

NB Power's post-employment programs include

- New Brunswick Public Service Pension Plan (NBPSPP),
- pension plan for NB Coal employees,
- retirement allowance program,
- early retirement program, and
- other long-term benefits.

NB Power employees are members of the NBPSPP.

The NBPSPP was established on January 1, 2014 for the employees of the Province of New Brunswick, its crown corporations and provincial agencies. Contributions are made by both participating employers and the employees and these are generally fixed; however, base benefits are not guaranteed. The NBPSPP is a multi-employer, shared risk plan. The plan assets and liabilities are not segregated in separate accounts for each member entity. Since it is not practicable or feasible to obtain all of the information required for a materially precise attribution of NB Power's portion of the obligation, NB Power uses defined contribution accounting to account for its portion of the NBPSPP.

The pension plan for NB Coal employees is a defined benefit pension plan for its former employees. There are no active members. NB Power makes special contributions annually to maintain the funding position.

The remaining plans are unfunded post-employment plans and are only funded in the year the expenditures are made. NB Power uses defined benefit accounting to account for these plans.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

h. Post-employment benefits (Continued)

The post-employment benefit obligations are determined by actuarial valuations. The valuations use assumptions to determine the present value of the defined benefit obligations. The key assumptions are

- determined at March 31,
- based on market interest rates of high-quality corporate bonds, that match the timing of the expected benefit payments, and
- management's best estimate on salary and wage projections to expected retirement dates.

Current service costs are charged to earnings as an operations, maintenance and administration (OM&A) expense. Interest expense is calculated by applying the same discount rate as used to measure the defined benefit obligation. Net interest is charged to finance costs. Actuarial gains and losses on the long-term disability plan are recognized in net earnings. The gains and losses on the remaining post-employment benefit programs are recognized in other comprehensive income. A curtailment occurs if there is a significant reduction in the benefits related to future service. A curtailment is recognized when the event giving rise to the change has occurred.

i. Provisions

A provision is recognized if NB Power has a present legal or constructive obligation as a result of a past event, it can be measured reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions that are long-term in nature are measured at their present value by discounting the expected future cash flows using NB Power's credit adjusted risk-free rate.

The customer contributions, which represent NB Power's obligation to continue to provide the customers access to the supply of electricity, are recognized in earnings, as miscellaneous revenue on a straight-line basis over the estimated lives of the contracts with customers. Refundable contributions are recorded in current liabilities until such time they are no longer refundable.

j. Revenue

Performance obligation and revenue recognition policy

In-province electricity sales

In-province electricity sales are deemed to have a single performance obligation as they represent a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer. These performance obligations are considered to be satisfied over time as electricity is transferred and used by the customer and measured using meters. Revenue recognition is based on the volume delivered to the customer and prices are based on a cost-of-service model which is reviewed and approved by the EUB. Customers have different billing dates and the month end date is not necessarily the billing date; therefore, a revenue accrual is recorded at the end of each month to account for the unbilled revenue. Sales that are deemed not collectible are not recorded as revenue.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

j. Revenue (Continued)

Performance obligation and revenue recognition policy (Continued)

Out-of-province electricity sales

Out-of-province electricity sales are recognized on a daily basis as the energy is transferred and used by customers and are based on either market price at the time of sale or contract prices for long-term contracts.

Miscellaneous revenue

Sales of natural gas

Sales are recognized as the natural gas is delivered to the customer and are based on the market price at the time of the sale.

Customer contributions

Customer contributions are recorded in the consolidated financial statements in provisions for other liabilities and charges and are recognized in earnings, as miscellaneous revenue on a straight-line basis over the estimated lives of the contracts with customers. When contracts with customers are perpetual and the related contributed asset is used to provide ongoing goods or services to customers, the life of the contract is estimated to be equivalent to the economical useful life of the asset to which the contribution relates. Refundable contributions are recorded in current liabilities until such time they are no longer refundable.

k. Government grants

Government grants are received to compensate for certain types of expenditures incurred. These grants are offset against expenses during the period in which the expense is recognized. Government grants related to PP&E are classified in PP&E and depreciated over the life of the related asset.

l. Foreign exchange transactions

NB Power's functional currency is the Canadian dollar. Transactions in currencies other than the functional currency are translated based on the nature of the item.

- Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the exchange rate prevailing at the statement of financial position date. Gains and losses on translation are recorded in earnings.
- For transactions qualifying for hedge accounting, the gains and losses from effective cash flow hedges are recognized in other comprehensive income.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

m. Leases

NB Power as a lessee

NB Power considers whether a contract is, or contains a lease, based on whether the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. When a contract contains a lease, NB Power records a right-of-use asset and lease liability.

The lease liability represents the obligation to make future lease payments. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The discount rate used is the interest rate implicit in the lease to the extent that it can be readily determined. When the implicit interest rate is not readily determined, NB Power's incremental borrowing rate is used. In determining the lease term, renewal and termination options are taken into account if it is reasonably certain that they will be exercised. The lease liability is subsequently increased by interest costs and decreased by lease payments.

NB Power applies the following practical expedients permitted under IFRS 16

- elects to not recognize right-of-use assets and lease liabilities for short-term leases of 12 months or less and leases of low-value items (less than $5 thousand USD). NB Power recognizes the lease payments associated with these leases as an expense in the consolidated statement of earnings.

NB Power as a lessor

When acting as a lessor, NB Power classifies leases as either operating or finance leases. NB Power has determined all leases where NB Power is the lessor to be operating leases.

n. Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity (for example, accounts receivable / accounts payable).

Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below. Their classification depends on the purpose for which the financial instruments were acquired or issued and their characteristics.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

n. Financial instruments (Continued)

The classification of the financial instruments are outlined in the following table.

Financial instrument	Classification
Financial assets	
Cash	Amortized cost
Accounts receivable	Amortized cost
Sinking fund receivable	Amortized cost
Derivative assets	Fair value through profit or loss and fair value through OCI
Nuclear decommissioning and used fuel management funds	Fair value through profit or loss
Financial liabilities	
Short-term indebtedness	Other liabilities
Accounts payable and accrued liabilities	Other liabilities
Accrued interest	Other liabilities
Long-term debt	Other liabilities
Lease liabilities	Other liabilities
Derivative liabilities	Fair value through profit or loss and fair value through OCI

Amortized cost

Financial assets classified as amortized cost are measured at the amount recognized at initial recognition minus principal repayments, plus or minus the cumulative amortization of any difference between that initial amount and the maturity amount, and any loss allowance. Changes in fair value are recognized in earnings when the asset is derecognized or reclassified.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

n. Financial instruments (Continued)

Fair value through profit or loss (FVTPL)

Financial assets and liabilities in this category are typically acquired principally for the purpose of selling in the short-term or are designated as such upon initial recognition. Financial instruments are designated as FVTPL if NB Power manages these investments and makes purchase and sale decisions based on their value according to NB Power's documented risk management of investment strategy. These assets and liabilities are measured at fair value at the statement of financial position date. Changes in fair value are included in net earnings.

Fair value through OCI (FVOCI)

Financial instruments classified as fair value through OCI are subsequently measured at fair value, with changes in fair value recognized in other comprehensive income (loss). On derecognition, gains and losses accumulated in other comprehensive income (loss) are reclassified to the consolidated statement of income.

Other liabilities

All NB Power's financial liabilities, except for derivative liabilities designated as fair value through profit or loss, are included in this category. They are recorded at amortized cost, using the effective interest method.

Effective interest method and transaction costs

NB Power uses the effective interest method to recognize interest income or expense on the above-noted financial instruments. The effective interest method discounts estimated future cash payments over an instrument's expected life, or a shorter period if appropriate, down to the net carrying amount at the statement of financial position date. The calculation includes earned or incurred

- transaction costs,
- fees,
- premiums, and
- discounts.

Transaction costs associated with fair value through profit or loss instruments are expensed as they are incurred.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

o. Derivatives

A derivative is a financial instrument or other contract with all three of the characteristics below

- value changes with underlying variable (for example, market index),
- little or no initial investment required, and
- settled at a future date.

Under derivative contracts, NB Power settles amounts based on the difference between an index-based monthly cumulative floating price and a fixed price. The resultant fixed price is reflected in net earnings.

Derivatives are recognized on the statement of financial position at their fair value. Changes in fair value are recognized in earnings unless the instrument meets the criteria for hedge accounting.

Cash flow hedges

NB Power uses derivatives to manage or "hedge" certain exposures. It does not use them for speculative or trading purposes. Certain derivative financial instruments held by NB Power are eligible for hedge accounting.

Documentation

To be eligible for hedge accounting, NB Power formally documents

- all relationships between hedging instruments and hedged items at their inception,
- its assessment of the effectiveness of the hedging relationship, and
- its hedging objectives and strategy underlying various hedge transactions.

This process includes linking all derivatives to specific assets and liabilities on the consolidated statement of financial position or to specific forecasted transactions.

Accounting for cash flow hedges

Derivatives eligible for hedge accounting are recognized on the consolidated statement of financial position at their fair value. The accounting for changes in fair value depends on their effectiveness as hedges. In broad terms, a derivative is an effective hedge of another item when changes in their fair value or cash flows closely offset each other. Due to the nature of some of the hedging relationships, the fair values or cash flows do not perfectly offset, which represents the ineffective portions.

The following table describes how the changes in a derivative's fair value are recognized.

This portion	is recognized in
effective	other comprehensive income, outside net earnings for the year
ineffective	net earnings

The amounts accumulated in other comprehensive income are reclassified to earnings in the same period during which the hedged forecasted cash transaction affects earnings.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

o. Derivatives (Continued)

Discontinuing hedge accounting

If a forecasted transaction is no longer expected to occur, NB Power ceases hedge accounting at that point and any gains or losses previously accumulated in other comprehensive income are then recognized immediately in net earnings.

If a hedging instrument is sold or terminated before it matures, it ceases to be effective as a hedge, or designation is revoked, hedge accounting is discontinued prospectively. Gains or losses up to the date the hedge was discontinued remain in other comprehensive income and will be recognized in earnings in the period the forecasted cash transaction impacts earnings. Gains and losses after discontinuance of hedge accounting are recognized in earnings at that time.

4. RATE REGULATION

NB Power is a rate-regulated utility and as such must submit to the NB Energy and Utilities Board (EUB)

- at least once every three years, a general rate application for approval of the schedules of rates it proposes to charge for its services,
- at least once every three years, an application for approval of its Transmission revenue requirements and rates,
  - this revenue requirement is intended to collect sufficient revenue to cover NB Power's costs and to provide a return of 10 to 12 per cent on a deemed capital structure of 65 per cent debt and 35 per cent equity,
- at least once every three years, an Integrated Resource Plan for information purposes,
- at least once every three years, a strategic, financial and capital investment plan covering the next three fiscal years,
- annually, an application for approval of the balance in the gross margin variance accounts and the applicable rate rider to collect (or refund) the variance account balances from (to) customers, and
- as required, an application for approval of capital projects of $50 million or more.

Regulatory balances

Regulatory balances may arise as a result of the rate-setting process.

All amounts recognized as regulatory balances are subject to legislation or regulatory approval. As such

- the regulatory authorities could alter the amounts recognized as a regulatory balance, at which time the change would be reflected in the financial statements, and
- certain remaining recovery and settlement periods are those expected by management and the actual recovery or settlement periods could differ based on regulatory approval.

(Amounts are expressed in millions of Canadian dollars except where indicated)

5. ACCOUNTS RECEIVABLE

	Note	2023	2022
Trade receivables		$ 376	$ 259
Other receivables		10	26
Unbilled revenue		122	114
Expected credit loss allowance	29	(4)	(4)
		$ 504	$ 395

6. MATERIALS, SUPPLIES AND FUEL

	2023	2022
Materials and supplies	$ 46	$ 42
Nuclear fuel	53	57
Coal	17	15
Heavy fuel oil	113	114
Petroleum coke	24	9
Renewable energy credits	7	13
Other fuel	36	26
	$ 296	$ 276

During the year, inventories of $1 million (2022 - $nil million) were written down to net realizable value. Inventories recognized as an expense during the year amounted to $337 million (2022 - $255 million).

(Amounts are expressed in millions of Canadian dollars except where indicated)

7. PROPERTY, PLANT AND EQUIPMENT

	Power generating stations	Transmission system	Terminals and substations	Distribution system	Other	Construction -in- progress	Total
Cost or deemed cost							
Balance, April 1, 2021	$ 4,374	$ 457	$ 496	$ 1,231	$ 297	$ 300	$ 7,155
Additions	-	-	-	-	13	322	335
Right-of-use additions	1	-	-	-	12	-	13
Decommissioning adjustments	(91)	(2)	-	-	-	-	(93)
Disposals	(95)	-	-	(17)	(3)	-	(115)
Right-of-use disposals	-	-	-	-	(2)	-	(2)
Transfers	69	29	23	61	17	(215)	(16)
Balance, March 31, 2022	4,258	484	519	1,275	334	407	7,277
Additions	-	-	-	-	20	513	533
Right-of-use additions	2	-	-	-	3	-	5
Decommissioning adjustments	(175)	(2)	-	-	-	-	(177)
Disposals	(94)	-	(1)	(16)	(6)	-	(117)
Right-of-use disposals	(2)	-	-	-	(2)	-	(4)
Transfers	350	22	24	55	32	(482)	1
Balance, March 31, 2023	4,339	504	542	1,314	381	438	7,518
Accumulated depreciation							
Balance, April 1, 2021	1,562	56	88	619	89	-	2,414
Depreciation expense	236	12	16	35	16	-	315
Right-of-use depreciation expense	4	-	-	-	2	-	6
Disposals	(83)	-	-	(16)	(2)	-	(101)
Right-of-use disposals	-	-	-	-	(2)	-	(2)
Balance, March 31, 2022	1,719	68	104	638	103	-	2,632
Depreciation expense	245	13	16	36	18	-	328
Right-of-use depreciation expense	4	-	-	-	2	-	6
Disposals	(94)	-	-	(15)	(5)	-	(114)
Right-of-use disposals	(2)	-	-	-	(2)	-	(4)
Balance, March 31, 2023	1,872	81	120	659	116	-	2,848
Carrying amount, right-of-use assets							
Balance, March 31, 2022	26	-	-	-	14	-	40
Balance, March 31, 2023	24	-	-	-	15	-	39
Carrying amount, total assets							
Balance, March 31, 2022	2,539	416	415	637	231	407	4,645
Balance, March 31, 2023	$ 2,467	$ 423	$ 422	$ 655	$ 265	$ 438	$ 4,670

(Amounts are expressed in millions of Canadian dollars except where indicated)

7. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

The amount of government grants classified as PP&E in 2023, was $2 million (2022 - $5 million). The contributions were received in support of the Smart Grid Atlantic Initiative and the Climate Change Fund. This grant is depreciated over the life of the associated assets.

The amount of interest capitalized to PP&E in 2023 is $14 million (2022 - $9 million) (Note 26) at the weighted average cost of borrowing of 4.31 per cent (2022 - 4.41 per cent).

8. INTANGIBLE ASSETS

	Nepisiguit Falls-statutory rights	Software	Other	Construction-in-progress	Total
Cost or deemed cost					
Balance, April 1, 2021	$ 19	$ 51	$ 4	$ 16	$ 90
Additions	-	-	-	10	10
Disposals	-	-	(1)	-	(1)
Transfers	-	4	-	(2)	2
Balance, March 31, 2022	19	55	3	24	101
Additions	-	-	-	9	9
Transfers	-	25	-	(29)	(4)
Balance, March 31, 2023	19	80	3	4	106
Accumulated amortization					
Balance, April 1, 2021	3	30	1	-	34
Amortization expense	1	7	1	-	9
Disposals and retirements	-	-	(1)	-	(1)
Balance, March 31, 2022	4	37	1	-	42
Amortization expense	1	7	-	-	8
Balance, March 31, 2023	5	44	1	-	50
Carrying amount					
Balance March 31, 2022	15	18	2	24	59
Balance March 31, 2023	$ 14	$ 36	$ 2	$ 4	$ 56

9. NUCLEAR DECOMMISSIONING AND USED FUEL MANAGEMENT FUNDS

This note describes the segregated funds established by NB Power as security for its nuclear decommissioning and used fuel management obligations. It contains information on the following

- fund requirements,
- NB Power's funds, and
- status of NB Power's funds.

Fund Requirements

The *Nuclear Fuel Waste Act* requires owners of used nuclear fuel in Canada to establish trust funds to finance the long-term management of used nuclear fuel. The Canadian Nuclear Safety Commission (CNSC) requires NB Power to maintain certain segregated funds to meet license conditions for the Point Lepreau Nuclear Generating Station. The investments contained in these established funds will be used to meet the *Nuclear Fuel Waste Act* requirements.

NB Power's Funds

NB Power has established the following funds, each held in a custodial account.

Fund	Trustee	Purpose	Funding requirement	2022/23 contributions	2021/22 contributions
Decommissioning segregated fund and used nuclear fuel segregated fund	Provincial Minister of Finance	To meet the license conditions for the Point Lepreau Nuclear Generating Station set by the CNSC	Determined annually based on the current obligations and market value of the funds.	$ -	$ -
Nuclear Fuel Waste Trust fund	BNY Mellon	To meet the Nuclear Fuel Waste Act and to meet the CNSC requirements	The Nuclear Fuel Waste Act requires NB Power to deposit to the trust fund an amount based on the approved funding formula.	$ 4	$ 5

(Amounts are expressed in millions of Canadian dollars except where indicated)

9. NUCLEAR DECOMMISSIONING AND USED FUEL MANAGEMENT FUNDS (CONTINUED)

Fair value of NB Power's Funds

The fair value of the investments contained in the established funds is outlined in the table below.

	Decommissioning and used nuclear fuel segregated funds	Nuclear Fuel Waste Trust fund	Total 2023	Total 2022
Fixed income	$ 150	$ 193	$ 343	$ 352
International equity	144	-	144	142
Alternative investments	97	-	97	91
Canadian equity	54	-	54	64
Private real estate	78	-	78	60
Public real estate	30	-	30	47
Public infrastructure	5	-	5	12
Private infrastructure	55	-	55	42
Private equity	91	-	91	71
Total investments contained in established funds	$ 704	$ 193	$ 897	$ 881

The following table shows the activity of the Decommissioning and Used Fuel Segregated Funds and the Nuclear Fuel Waste Trust.

	Decommissioning and used nuclear fuel segregated fund	Nuclear fuel waste trust fund	Total 2023	Total 2022
Balance, beginning of year	$ 690	$ 191	$ 881	$ 843
Deposits	-	4	4	5
Market value changes	19	(2)	17	46
Withdrawals	(4)	-	(4)	(12)
Other charges	(1)	-	(1)	(1)
Balance, end of year	$ 704	$ 193	$ 897	$ 881

(Amounts are expressed in millions of Canadian dollars except where indicated)

10. SINKING FUND RECEIVABLE

Pursuant to section 15 of the *Provincial Loans Act*, the Minister of Finance maintains a general sinking fund for the repayment of funded debt. NB Power pays the Province of New Brunswick one per cent of its outstanding debt annually; this will be returned to NB Power when the corresponding debt issues mature.

The following table shows the activity in the sinking fund.

	2023	2022
Sinking fund receivable, beginning of year	$ 500	$ 410
Sinking fund earnings	16	14
Foreign exchange gain (loss)	4	(1)
Installments	46	121
Redemptions	(92)	(44)
Sinking fund receivable, end of year	$ 474	$ 500

Refer to Note 28 Financial Instruments for fair value hierarchy information.

11. OTHER ASSETS

Funded defined benefit pension plan

The former Mine Reclamation Inc. employees are members of the Pension Plan for Employees of NB Coal Limited. NB Coal Limited ceased operations on December 31, 2009, with the Plan ceasing at the same date. The Plan has no active members. All members are retirees, survivors, or deferred pensioners. The pension assets and liabilities of this plan are measured as at March 31, 2023. The most recent actuarial valuation for funding purposes for the Pension Plan for Employees of NB Coal Limited was completed as at January 1, 2020. The valuation reported plan assets of approximately $1 million higher than the accrued benefit obligation of $3 million, as such, an asset is recognized as other assets on the consolidated statement of financial position.

12. REGULATORY BALANCES

NB Power has regulatory balances totaling $1,021 million at March 31, 2023 compared to $787 million at March 31, 2022.

The following tables disclose the activity of the regulatory balance accounts.

	Remaining recovery period (years)	Interest rate	Balance April 1, 2021	Balances arising during the year	Interest	Recovery	Balance March 31, 2022
PLNGS	18	4.41%	$ 744	$ -	$ 32	$ (115)	$ 661
PDVSA	19	4.41%	107	22	5	(16)	118
AFUDC	50	0%	7	1	-	-	8
			$ 858	$ 23	$ 37	$ (131)	$ 787

(Amounts are expressed in millions of Canadian dollars except where indicated)

12. REGULATORY BALANCES (CONTINUED)

	Remaining recovery period (years)	Interest rate	Balance April 1, 2022	Balances arising during the year	Interest	Recovery	Balance March 31, 2023
PLNGS	17	4.31%	$ 661	$ -	$ 28	$ (53)	$ 636
PDVSA	18	4.31%	118	22	5	(15)	130
AFUDC	50		8	-	-	-	8
Energy Supply Cost	2	1.78 - 5.22%	-	266	3	-	269
Electricity Sales and Margin	2	1.78 - 5.22%	-	(34)	(2)	-	(36)
Energy Efficiency and Demand Response	10	4.31%	-	14	-	-	14
			$ 787	$ 268	$ 34	$ (68)	$ 1,021

The following table details the net changes in regulatory balances recognized in the statement of earnings.

	2023	2022
Point Lepreau Nuclear Generating Station deferral	$ (25)	$ (26)
Lawsuit settlement with PDVSA	12	11
Allowance for funds used during construction	-	1
Energy Supply Cost Variance	269	-
Electricity Sales and Margin Variance	(36)	-
Energy Efficiency and Demand Response	14	-
Net change in regulatory balances	$ 234	$ (14)

Point Lepreau Nuclear Generating Station refurbishment (PLNGS)

The regulatory balance relates to the PLNGS refurbishment, the EUB authorized a regulatory asset be established to capitalize period costs during the refurbishment period. These costs are recovered in rates over the remaining useful life of the refurbished station. This account accumulated the following costs over the refurbishment period (March 28, 2008 to November 23, 2012)

- the normal period costs (net of any revenue) incurred by PLNGS, and
- the costs of replacement power incurred during the refurbishment period,

less

- costs included in current rates.

The regulatory balance is being

- amortized over the refurbished station's operating life, and
- reflected in charges, rates and tolls to customers (section 139.4 of the *Electricity Act*).

(Amounts are expressed in millions of Canadian dollars except where indicated)

12. REGULATORY BALANCES (CONTINUED)

Lawsuit settlement with Petroleos de Venezuela S.A. (PDVSA)

This regulatory balance relates to the lawsuit settlement with PDVSA, and reflects the EUB's ruling as to how the settlement benefits would be passed on to customers.
In 2007/08 NB Power recognized a regulatory balance relating to a lawsuit settlement with PDVSA. The settlement's benefits are being

- amortized over the Coleson Cove Generating Station's remaining useful life (23 years at time of the settlement; 18 years as at March 31, 2023), and
- passed on to customers over 17 years (1 year as of March 31, 2023), as approved by the EUB, on a levelized basis.

The regulatory deferral is in a debit position because the settlement's net benefits are passed on to customers faster than they are recognized by NB Power.

Allowance for Funds Used During Construction (AFUDC)

AFUDC represents a notional cost of capital allowance allowed by the EUB to be capitalized into rate base during the construction period. It is calculated monthly on capital construction projects in progress and added to the regulatory balance, with an offsetting amount recorded as a reduction of finance costs. AFUDC capitalized is based on NB Power's weighted average cost of capital as prescribed by the EUB and is amortized over the future life of the related assets and is expected to be recoverable through the Open Access Transmission Tariff.

Energy Supply Cost Variance

On April 1, 2022, the EUB authorized a regulatory asset to be established to track variances between actual and forecasted fuel and purchased power costs incurred to supply in-province customers. Variances are added to the account on a monthly basis along with the interest calculated using the average short-term debt rate. The balance in the account is then recovered or reimbursed to customers through the Variance Account Credit/Charge.

NB Power is required to file annually with the EUB a calculation of the variance account balance for the fiscal period November 1 to October 31, as well as the proposed number of fiscal years over which the balance will be recovered or reimbursed, the proposed amount to be recovered or reimbursed in the next fiscal year, and the calculation of the credit/charge by class.

The Energy Supply Cost Variance for the period April 1, 2022 to October 31, 2022 was submitted to the EUB in December 2022 and the combined Energy Supply Cost and Electricity Sales and Margin Variance will be reimbursed to customers through the Variance Account Credit/Charge over a two-year period.

(Amounts are expressed in millions of Canadian dollars except where indicated)

12. REGULATORY BALANCES (CONTINUED)

Electricity Sales and Margin Variance

On April 1, 2022, the EUB authorized a regulatory asset to be established to track variances between actual and forecasted in-province electricity sales and out-of-province gross margin. Variances are added to the account on a monthly basis along with the interest calculated using the average short-term debt rate. The balance in the account is then recovered or reimbursed to customers through the Variance Account Credit/Charge.

NB Power is required to file annually with the EUB a calculation of the variance account balance for the fiscal period November 1 to October 31, as well as the proposed number of fiscal years over which the balance will be recovered or reimbursed, the proposed amount to be recovered or reimbursed in the next fiscal year, and the calculation of the credit/charge by class.

The Electricity Sales and Margin Variance for the period April 1, 2022 to October 31, 2022 was submitted to the EUB in December 2022 and the combined Energy Supply Cost and Electricity Sales and Margin Variance will be reimbursed to customers through the Variance Account Credit/Charge over a two-year period.

Energy Efficiency and Demand Response Deferral

The qualifying costs incurred in each fiscal year together with the related financing costs shall be recovered by NB Power on a straight-line basis over a ten-year period.

13. SHORT-TERM INDEBTEDNESS

NB Power borrows funds for temporary purposes from the Province of New Brunswick. The balance at March 31, 2023 is $797 million (2022 - $859 million) with maturities ranging from April 3, 2023 to May 10, 2023 and a weighted average interest rate of 4.57 per cent (2022 - 0.71 per cent).

(Amounts are expressed in millions of Canadian dollars except where indicated)

14. LONG-TERM DEBT

NB Power borrows funds from the Province of New Brunswick to finance long-term requirements. This note provides details around NB Power's long-term debt. It contains information on

- year-end long-term debt,
- terms,
- interest rates,
- debt portfolio management fee, and
- principal repayments.

A reconciliation between the opening and closing long-term debt balance is provided below.

Long-term debt	
Balance, April 1, 2021	$ 4,734
Debt retirements	(400)
Proceeds from long-term debt	298
Foreign exchange on long-term debt	(1)
Balance March 31, 2022	4,631
Debt retirement	(228)
Proceeds on long-term debt	677
Foreign exchange on long-term debt	3
Amortization of premiums and discounts on long-term debt	3
	5,086
Less current portion	(300)
Balance March 31, 2023	$ 4,786

(Amounts are expressed in millions of Canadian dollars except where indicated)

14. LONG-TERM DEBT (CONTINUED)

The following table details the outstanding debt owing to the Province of New Brunswick.

Date of issue	Date of maturity	Effective interest rate (%)	Coupon rate (%)	Principal amount CAD$	Unamortized (discounts) premiums	Outstanding amount
October 1, 2013	December 15, 2029	6.47 %	6.29 %	$ 50	$ (1)	$ 49
October 1, 2013	March 31, 2024	4.67 %	4.67 %	100	-	100
October 1, 2013	September 26, 2035	4.77 %	4.65 %	360	3	363
October 1, 2013	March 26, 2037	4.74 %	4.55 %	100	(1)	99
October 1, 2013	March 26, 2037	4.98 %	4.55 %	25	(1)	24
October 1, 2013	September 26, 2039	4.86 %	4.80 %	160	(1)	159
October 1, 2013	September 26, 2034	5.49 %	5.00 %	150	(1)	149
October 1, 2013	March 19, 2034	7.02 %	5.15 %	50	-	50
October 1, 2013	September 26, 2039	5.46 %	4.80 %	100	-	100
October 1, 2013	June 3, 2041	4.87 %	4.80 %	200	(2)	198
October 1, 2013	June 3, 2055	3.48 %	3.55 %	150	2	152
October 1, 2013	June 3, 2065	3.56 %	3.55 %	200	(1)	199
June 14, 2015	June 3, 2024	2.32 %	3.65 %	50	1	51
December 17, 2015	August 14, 2045	3.78 %	3.80 %	250	8	258
August 14, 2016	August 14, 2048	3.16 %	3.10 %	200	(2)	198
June 16, 2017	August 14, 2027	2.42 %	2.35 %	100	-	100
November 26, 2017	August 14, 2048	3.21 %	3.10 %	200	(4)	196
March 20, 2018	August 14, 2027	3.03 %	2.35 %	120	(3)	117
April 30, 2018	August 14, 2028	3.21 %	3.10 %	100	(1)	99
June 30, 2018	August 14, 2048	3.33 %	3.10 %	250	(10)	240
December 13, 2018	December 13, 2023	2.70 %	2.70 %	200	-	200
January 18, 2019	June 3, 2065	3.38 %	3.55 %	60	2	62
May 7, 2019	August 14, 2050	3.11 %	3.05 %	300	(3)	297
May 29, 2019	June 3, 2065	3.01 %	3.55 %	150	19	169
October 2, 2019	June 3, 2065	2.53 %	3.55 %	100	27	127
December 6, 2019	June 3, 2065	2.71 %	2.71 %	50	-	50
April 15, 2020	August 14, 2050	2.95 %	3.05 %	150	3	153
June 3, 2020	October 16, 2057	2.34 %	2.34 %	150	-	150
November 24, 2021	August 14, 2052	2.94 %	2.90 %	300	(2)	298
April 29, 2022	August 14, 2025	3.10 %	1.80 %	200	(6)	194
October 24, 2022	August 14, 2028	4.15 %	3.10 %	200	(10)	190
March 14, 2023	August 14, 2032	4.16 %	3.95 %	300	(5)	295
Total				$ 5,075	$ 11	$ 5,086

(Amounts are expressed in millions of Canadian dollars except where indicated)

14. LONG-TERM DEBT (CONTINUED)

Debt portfolio management fee

NB Power pays an annual debt portfolio management fee to the Province of New Brunswick amounting to 0.65 per cent (2022 - 0.65 per cent) of the total long-term debt and short-term indebtedness, net of the balance held in sinking funds receivable (Note 10), measured as at the beginning of the fiscal year. The management fee is included as a component of finance costs and accounted for as interest expense, refer to Note 26.

Principal repayments

Long-term debt principal repayments are due as follows.

Year Ending	Principal Repayment
March 31, 2024	$ 300
March 31, 2025	50
March 31, 2026	200
March 31, 2027	-
March 31, 2028	220
Thereafter	4,305
Total	$ 5,075

15. LEASE LIABILITIES

Lease liabilities represent NB Power's obligation to make payments arising from a lease. Lease payments are represented as liabilities on a discounted basis. The table below is a reconciliation between the opening and closing lease liability.

Balance April 1, 2021	$ 30
Additions (new leases)	13
Interest expense	2
Lease payments	(7)
Balance March 31, 2022	38
Additions (new leases)	5
Interest expense	1
Lease payments	(7)
	37
Less: current portion of lease liabilities	(5)
Balance March 31, 2023	$ 32

The above lease liabilities include leases for generation assets, IT equipment, and a variety of real estate locations primarily for storage and office space.

(Amounts are expressed in millions of Canadian dollars except where indicated)

15. LEASE LIABILITIES (CONTINUED)

During the year, no expenses or revenues were incurred in relation to variable lease payments, subleasing or sale and leaseback transactions.

During the year, there were no leases that met the investment property definition in IFRS 16. NB Power has included renewal options in calculating the liability for certain real estate leases.

The following table details the scheduled future minimum lease payments and the present value of lease liabilities.

	1 year	2-5 years	Greater than 5 years
Future minimum lease payments	$ 6	$ 20	$ 16
Present value of lease payments	$ 5	$ 17	$ 15

Lease payments not recognized as a liability

NB Power has elected to not recognize a lease liability for low-value assets or short-term leases (expected term of 12 months or less). Payments under these leases are expensed on a straight-line basis. During the year, short-term and low-value leases of $3 million, were recognized as an expense in the consolidated statement of earnings in operations, maintenance and administration expenses.

16. CAPITAL MANAGEMENT

NB Power raises its capital predominantly through short and long-term borrowings from the Province of New Brunswick in accordance with the *Provincial Loans Act*. This type of borrowing allows NB Power to take advantage of the Province of New Brunswick's credit rating. NB Power's target debt/equity ratio is 80/20 as prescribed in the *Electricity Act*.

The percentage of net debt in capital structure is outlined in the table below.

As at March 31	2023	2022
Long-term debt	$ 5,086	$ 4,631
Short-term indebtedness	797	859
Total debt	5,883	5,490
Sinking fund receivable	(474)	(500)
Cash	(3)	(52)
Total net debt	5,406	4,938
Retained earnings	502	545
Accumulated other comprehensive (loss) income	(168)	171
Total capital	5,740	5,654
Per cent net debt in capital structure	94 %	87 %

17. DECOMMISSIONING AND USED FUEL MANAGEMENT LIABILITY

This note provides details of NB Power's decommissioning liabilities. It contains information on

- nature of the liabilities,
- assumptions used for the liabilities, and
- liability balances at year-end dates.

Nature of the liability

The following table provides details on the decommissioning liabilities.

Liability	Nature	Funding details
Hydro and thermal generating station decommissioning	Cost of decommissioning the hydro and thermal generating stations after the end of their service lives	The liability is not funded
Nuclear generating station decommissioning	Cost of decommissioning the nuclear generating station after the end of its service life	See Note 9 for details on the funding of this liability
Used nuclear fuel management	Cost of interim and long-term management of used nuclear fuel bundles generated by the nuclear generating station	See Note 9 for details on the funding of this liability
Water heaters	Cost of the removal of water heaters from the customer's homes	The liability is not funded
Fundy Isles undersea transmission cables	Cost of decommissioning Fundy Isles undersea transmission cables after the end of their service lives. This includes both the spare cable and the in-service asset.	The liability is not funded

(Amounts are expressed in millions of Canadian dollars except where indicated)

17. DECOMMISSIONING AND USED FUEL MANAGEMENT LIABILITY (CONTINUED)

Assumptions used for the liabilities

The following are the key assumptions on which the decommissioning liabilities are based.

	Hydro and thermal decommissioning	**Nuclear decommissioning**	**Used nuclear fuel management**	**Water heaters**	**Fundy Isles undersea transmission cables**
Amount of estimated cash flows to settle liability in					
- 2023 dollars	$204	$1,202	859	$3	$33
- 2022 dollars	$186	$1,183	$841	$3	$30
Reason for the increase or decrease to the liabilities	Changes to the liability resulting from changes in discount rates, changes in cost estimates and escalation offset by decommissioning spending	Changes to the liability resulting from changes in discount rates, changes in cost estimates and decommissioning spending offset by escalation	Changes to the liability resulting from changes in discount rates, changes in cost estimates and decommissioning spending offset by escalation	No change	Changes to the liability resulting from a change in discount rate offset by escalation
Cash expenditures required until the year	2049	2078	2188	2038	2060
Rate used to discount cash flows					
- 2023	4.15 - 4.97%	4.94%	5.62%	4.72%	4.15-4.75%
- 2022	2.60 - 4.06%	4.32%	4.84%	3.98%	3.78 - 3.80%
Escalation rate to determine decommissioning liabilities	0.07 - 7.24%	2.0%	1.97 - 3.38%	2.0 - 2.87%	2.0 - 2.87%

NB Power expects decommissioning of the Milltown Generating Station to begin in the spring of 2023 and reach completion by June 2024.

(Amounts are expressed in millions of Canadian dollars except where indicated)

17. DECOMMISSIONING AND USED FUEL MANAGEMENT LIABILITY (CONTINUED)

Liabilities at year-end

The following is a continuity schedule for each of the decommissioning liabilities.

	2023	2022
Hydro and thermal generating station decommissioning liability		
Balance, beginning of year	$ 139	$ 138
Add: Change to discount rate and change in cost estimates	1	(1)
Add: Accretion on thermal decommissioning liability	5	4
Less: Expenditures	(5)	(2)
Balance, end of year	140	139
Nuclear generating station decommissioning liability		
Balance, beginning of year	551	571
Add: Change to discount rate and change in cost estimate	(93)	(41)
Add: Accretion on nuclear decommissioning liability	24	23
Less: Expenditures	(1)	(2)
Balance, end of year	481	551
Used fuel management liability		
Balance, beginning of year	401	427
Add: Change to discount rate and change in cost estimate	(70)	(39)
Add: Accretion on used fuel management liability	20	19
Less: Expenditures	(7)	(6)
Balance, end of year	344	401
Water heaters		
Balance, beginning of year	2	3
Add: Change to discount rate and change in cost estimate	-	(1)
Balance, end of year	2	2
Fundy Isles undersea transmission cables		
Balance, beginning of year	21	22
Add: Change to discount rate and change in cost estimate	(2)	(2)
Add: Accretion expense	1	1
Balance, end of year	20	21
Total decommissioning and used fuel management liability	$ 987	$ 1,114

(Amounts are expressed in millions of Canadian dollars except where indicated)

18. POST-EMPLOYMENT BENEFITS

Unfunded benefit plans

Unfunded post-employment benefit plans include an early retirement plan, retirement allowances, and other future employee benefits.

The table below summarizes these plans.

	2023	2022
Early retirement obligation	$ 69	$ 67
Retirement allowance obligation	7	15
Other future employee benefits obligation	29	29
	105	111
Current portion of early retirement obligation, recorded in accounts payable and accrued liabilities	(4)	(3)
Post-employment benefits	$ 101	$ 108

Assumptions	2023 %	2022 %
Discount rate, beginning of year	4.35	3.25
Discount rate, end of year	4.95	4.35
Long-term rate of compensation increases	2.50	2.50
Assumptions for benefit increases (percentage of Consumer Price Index)	2.00	2.00

a. Early retirement obligation

NB Power has an unfunded early retirement program. NB Power has had several programs in the past to incent employees to retire early. The early retirement program represents the obligation for those costs.

Accrued benefit obligation	2023	2022
Balance, beginning of year	$ 67	$ 79
Employee benefit expense	12	3
Benefits paid	(4)	(4)
Actuarial (gain) recognized in other comprehensive income	(6)	(11)
Balance, end of year	$ 69	$ 67

Cost	2023	2022
Past service cost	$ 9	$ -
Interest on early retirement obligation	3	3
Total benefit expense for the year	$ 12	$ 3

(Amounts are expressed in millions of Canadian dollars except where indicated)

18. POST-EMPLOYMENT BENEFITS (CONTINUED)

b. Retirement allowance obligation

NB Power had an unfunded retirement allowance program. The program provided a benefit of one week of salary per year of service up to a maximum of 26 weeks, when the employee retires. The latest actuarial calculation to estimate the liability was completed as at April 1, 2022.

NB Power has phased out all the retirement allowance programs. Employees will no longer accrue retirement allowance benefits and employees have been offered a payout of the accumulation of service. The remaining balance is employees who have chosen to wait until retirement to receive their payout.

Accrued benefit obligation	2023	2022
Balance, beginning of year	$ 15	$ 19
Employee benefit expense	2	2
Benefits paid	(10)	(6)
Balance, end of year	$ 7	$ 15

Cost	2023	2022
Current service cost	$ -	$ 1
Settlement	1	-
Interest on retirement allowance obligation	1	1
Total benefit expense for the year	$ 2	$ 2

c. Other future employee benefits obligation

Other future employee benefits include future payments to long-term disability plan for employees and the pension plan for executives.

Accrued benefit obligation	2023	2022
Balance, beginning of year	$ 29	$ 32
Employee benefit expense	2	2
Benefits paid	(2)	(1)
Actuarial (gain) recognized in other comprehensive income	(1)	(4)
Actuarial loss recognized in earnings	1	-
Balance, end of year	$ 29	$ 29

Cost	2023	2022
Current service cost	$ 1	$ 1
Interest on other post-employment benefits	1	1
Total benefit expense for the year	$ 2	$ 2

(Amounts are expressed in millions of Canadian dollars except where indicated)

18. POST-EMPLOYMENT BENEFITS (CONTINUED)

Cumulative actuarial losses

The cumulative actuarial losses recorded in other comprehensive income for NB Power's defined benefit plans are summarized in the following table.

	2023	2022
Balance, beginning of year	$ (62)	$ (77)
Actuarial gains (losses) on accrued benefit obligation		
- experience adjustments	7	15
Balance, end of year	$ (55)	$ (62)

Multi-employer pension plan

NB Power employees are members of the New Brunswick Public Service Pension Plan (NBPSPP), a multi-employer shared risk pension plan, as described in Note 3.h. The most recent actuarial valuation was completed as at January 1, 2022, when the NBPSPP was 120 per cent funded (January 1, 2021 - 115 per cent). The valuation reported plan assets in excess of the accrued benefit obligation of $7,839 (January 1, 2021 - $7,626) million by $1,531 (January 1, 2021 - $1,137) million. The next valuation is as at January 1, 2023 which will be completed in September 2023.

NB Power accounts for this multi-employer plan as a defined contribution pension plan.

Costs

Under the NBPSPP, NB Power's obligations are limited to the contributions for current service. The total contributions of all participating employers and employees were approximately $276 million (January 1, 2021 - $267 million). NB Power's contributions are charged to earnings when due. The employee benefits expense for the NBPSPP plan recorded in OM&A expense is summarized in the following table.

	2023	2022
Current service cost	$ 32	$ 31

NB Power expects to contribute approximately $37 million in contributions in 2024.

(Amounts are expressed in millions of Canadian dollars except where indicated)

19. PROVISIONS FOR OTHER LIABILITIES AND CHARGES

A reconciliation between the opening and closing provisions for other liabilities and charges is provided below.

	Environmental liability	Customer contributions obligation	Total
Provisions for other liabilities and charges			
Balance, April 1, 2021	$ 10	$ 47	$ 57
Provisions made during the year	1	4	5
Provisions used during the year	-	(2)	(2)
Change to discount rate and change in cost estimate	(3)	-	(3)
Balance, March 31, 2022	8	49	57
Provisions made during the year	-	6	6
Provisions used during the year	(1)	(2)	(3)
Change to discount rate and change in cost estimate	-	-	-
Balance, March 31, 2023	$ 7	$ 53	$ 60

Environmental liability

NB Power has a long-term plan to treat acidic water drainage from an inactive mine. NB Power has recognized an unfunded environmental liability equal to the net present value of the expected future costs using a discount rate of 4.37 per cent (2022 - 3.98 per cent).

The total undiscounted amount of the estimated cash flows required to settle the liability is $9 million (2022 - $9 million).

Customer contributions obligation

NB Power has received non-refundable customer contributions in aid of construction of physical assets to connect these customers to the utility network and provide future energy requirements. These contributions are recognized as deferred revenue and recognized in earnings as miscellaneous revenue as described in Note 3.j.

20. REVENUE

a. Revenue from contracts

	2023	2022
Sales of electricity	$ 2,777	$ 2,060
Miscellaneous contract revenue	91	99
Total contract revenue	$ 2,868	$ 2,159

(Amounts are expressed in millions of Canadian dollars except where indicated)

20. REVENUE (CONTINUED)

b. Contract balances

The following table provides information about receivables, contracts assets and contract liabilities from contracts with customers.

	Note	2023	2022
Accounts receivable, included in trade or other receivables	5	$ 377	$ 261
Contract assets - unbilled revenue		122	114
Contract liabilities	19	(53)	(49)

The contract assets represent unbilled revenue and relate to the rights to consideration for electricity transferred and used by the customer but not billed at the reporting date.

There were no contract assets impaired during the year, refer to Note 29. The contract assets are transferred to accounts receivable when the rights become unconditional. This generally occurs when an invoice is issued to the customer.

The contract liabilities primarily relate to customer contributions that NB Power receives towards certain costs of construction. This liability is recognized in earnings, as miscellaneous revenue, on a straight-line basis over the estimated lives of the contracts with customers. When contracts with customers are perpetual and the related contributed asset is used to provide ongoing goods or services to customers, the life of the contract is estimated to be equivalent to the economical useful life of the asset to which the contribution relates. The amount of customer contributions recognized as revenue for the year ended March 31, 2023 is $2 million (2022 - $2 million).

(Amounts are expressed in millions of Canadian dollars except where indicated)

20. REVENUE (CONTINUED)

c. Disaggregation of revenue from contracts with customers

In the following table, revenue from contracts with customers is disaggregated by revenue stream. The in-province stream is further disaggregated by customer type, the out-of-province stream by contract type and miscellaneous revenue by major product and service.

	2023	2022
Sales of electricity - In-Province		
Residential	$ 703	$ 701
Industrial	396	364
General Service	301	294
Wholesale	115	116
Streetlights	23	22
Unmetered	5	5
	1,543	1,502
Sales of electricity - Out-of-Province		
Canadian sales		
Long-term contracts	137	115
Short-term contracts	46	58
USA sales		
Long-term contracts	861	275
Short-term contracts	159	92
Short-term renewable energy credits	31	18
	1,234	558
Total sales of electricity	2,777	2,060
Miscellaneous		
Customer related revenue	20	17
Pole attachments	5	4
Transmission revenue	14	18
Sales of natural gas	45	54
Other contract revenue	7	6
	91	99
Total contract revenue	$ 2,868	$ 2,159

(Amounts are expressed in millions of Canadian dollars except where indicated)

21. MISCELLANEOUS REVENUE

	2023	2022
Net transmission revenue	$ 14	$ 18
Customer related revenue	20	17
Water heater rental	24	23
Pole attachment revenue	5	4
Sales of natural gas	45	54
Other miscellaneous income	26	22
	$ 134	$ 138

22. FUEL AND PURCHASED POWER

	2023	2022
Purchases	$ 1,619	$ 707
Heavy fuel oil	155	88
Coal	91	66
Natural Gas	53	47
Petcoke	45	16
Nuclear	23	33
Other fuel	14	10
Carbon Tax	7	2
Foreign exchange on fuel and purchased power	(39)	14
	$ 1,968	$ 983

(Amounts are expressed in millions of Canadian dollars except where indicated)

23. OPERATIONS, MAINTENANCE AND ADMINISTRATION

	2023	2022
Salaries and benefits	$ 322	$ 321
Hired services	136	129
Materials and supplies	42	35
Vehicles and equipment	34	29
Provision for losses	5	2
Other	37	21
	$ 576	$ 537

The following table summarizes the government grants received or receivable during the year. The grants have been offset against operations, maintenance and administration expense primarily in the other account.

	2023	2022
Efficiency programs to residents of New Brunswick	$ 41	$ 20
Small Modular Reactors (SMR)	10	3
Electric vehicle and charger rebate program	4	2
Strategic Intertie Predevelopment Project (SIPP)	4	-
Smart Grid Atlantic initiative	4	3
	$ 63	$ 28

(Amounts are expressed in millions of Canadian dollars except where indicated)

24. DEPRECIATION AND AMORTIZATION

	2023	2022
Property, plant and equipment	$ 328	$ 315
Right-of-use assets	6	6
Intangible assets	8	9
Loss on disposal of assets	9	14
	$ 351	$ 344

25. TAXES

	2023	2022
Property tax	$ 24	$ 24
Utility and right of way taxes	26	27
	$ 50	$ 51

26. FINANCE COSTS

	Note	2023	2022
Interest on long-term and short-term debt		$ 202	$ 178
Accretion	17	50	47
Debt portfolio management fee		32	32
Foreign exchange on long-term debt	14	3	(1)
Interest on post-employment benefits	18	5	5
Foreign exchange translation gains and losses		(1)	(4)
Amortization of premiums and discounts on long-term debt	14	3	-
		294	257
Interest capitalized during construction	7	(14)	(9)
		$ 280	$ 248

(Amounts are expressed in millions of Canadian dollars except where indicated)

27. LOANS AND BORROWING

A reconciliation of movements of liabilities to cash flows arising from financing activities is provided below.

	Sinking funds	Long-term debt	Lease liability	Short-term debt	Total
Balance at April 1, 2021	$ (410)	$ 4,734	$ 30	$ 608	$ 4,962
Changes from financing cash flows					
Sinking fund installments	(121)	-	-	-	(121)
Sinking fund redemptions	44	-	-	-	44
Increase in short-term indebtedness	-	-	-	251	251
Proceeds on long-term debt	-	298	-	-	298
Debt retirements	-	(400)	-	-	(400)
Principal repayment of finance lease obligation	-	-	(7)	-	(7)
Total changes from financing cash flows	(77)	(102)	(7)	251	65
Other changes					
Sinking fund earnings	(14)	-	-	-	(14)
Foreign exchange (gains) losses	1	(1)	-	-	-
Asset additions	-	-	13	-	13
Interest expense	-	-	2	-	2
Total other changes	(13)	(1)	15	-	1
Balance at March 31, 2022	(500)	4,631	38	859	5,028
Changes from financing cash flows					
Sinking fund installments	(46)	-	-	-	(46)
Sinking fund redemptions	92	-	-	-	92
(Decrease) in short-term indebtedness	-	-	-	(62)	(62)
Proceeds on long-term debt	-	677	-	-	677
Debt retirements	-	(228)	-	-	(228)
Principal repayment of finance lease obligation	-	-	(7)	-	(7)
Total changes from financing cash flows	46	449	(7)	(62)	426
Other changes					
Sinking fund earnings	(16)	-	-	-	(16)
Foreign exchange (gains) losses	(4)	3	-	-	(1)
Amortization of Premiums and discounts	-	3	-	-	3
Asset additions	-	-	5	-	5
Interest expense	-	-	1	-	1
Total other changes	(20)	6	6	-	(8)
Balance at March 31, 2023	$ (474)	$ 5,086	$ 37	$ 797	$ 5,446

28. FINANCIAL INSTRUMENTS

A financial instrument (Note 3.n) is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity (for example, accounts receivable/accounts payable).

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A financial instrument's fair value at a given date (including fair values of forward contracts used for hedging purposes, and other derivative positions) reflects, among other things, differences between the instrument's contractual terms and the terms currently available in the market.

The financial instruments carried at fair value are classified using a fair value hierarchy which has three levels.

Level 1: Fair value determination is based on inputs that are quoted prices in active markets for identical assets or liabilities.

Level 2: Fair value is determined using inputs, other than quoted prices in level 1 that are observable for the financial asset or financial liability, either directly or indirectly. These inputs include quoted prices for similar financial instruments in active markets, quoted price for similar instruments that are not active, and inputs other than quoted prices that are observable for the instrument. These are inputs that are derived principally from, or corroborated by, observable market data.

Level 3: Fair value is determined based on valuation models using inputs that are not based on observable market data. Unobservable inputs reflect subjective assumptions that market participants may use in pricing the investments. The investments classified as level 3 include private real estate and private infrastructure investments. Real estate and infrastructure valuations are reported by the fund managers and are based on the valuation of the underlying investments which includes inputs such as cost, operating results, capitalization rates, discounted future cash flows and market-based comparable data.

Refer to Note 29 Financial Instrument Risk Management, Market risk, for the sensitivity analysis.

(Amounts are expressed in millions of Canadian dollars except where indicated)

28. FINANCIAL INSTRUMENTS (CONTINUED)

Fair Value of Financial Instruments (Continued)

The following table is a summary of NB Power's outstanding financial instruments.

			March 31, 2023		March 31, 2022
	Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets					
Cash	1	$ 3	$ 3	$ 52	$ 52
Accounts receivable	1	504	504	395	395
Nuclear decommissioning and used fuel management fund	2-3	897	897	881	881
Sinking fund receivable	1	474	474	500	500
Derivative assets	2	139	139	317	317
Total financial assets		2,017	2,017	2,145	2,145
Financial liabilities					
Short-term indebtedness	1	797	797	859	859
Accounts payable and accrued liabilities	1	459	459	376	376
Accrued interest on short and long-term debt	1	30	30	30	30
Long-term debt	2	5,086	4,760	4,631	4,699
Derivative liabilities	2	190	190	6	6
Total financial liabilities		$ 6,562	$ 6,236	$ 5,902	$ 5,970

The estimated fair value of the long-term debt is categorized within Level 2 of the fair value hierarchy. The fair value estimate has been determined based current market rates for publicly traded bonds. Bonds not traded in an active market they are based on current market rates for bonds with similar maturities.

The fair value hierarchy for the nuclear decommissioning and used fuel management funds is outlined in the following table.

Hierarchy	2023	2022
Level 2	$ 674	$ 708
Level 3	223	173
	$ 897	$ 881

Transfers between levels 1 and 2

There were no transfers between levels 1 and 2 in 2023.

(Amounts are expressed in millions of Canadian dollars except where indicated)

28. FINANCIAL INSTRUMENTS (CONTINUED)

Hierarchy Level 3 Investment Continuity

The nuclear decommissioning and used fuel management funds have investments carried at fair value hierarchy level 3. The following table is the investment continuity of level 3.

Balance April 1, 2021	$ 123
Purchases	57
Sales	(27)
Gains recognized in net earnings - mark-to-market of fair value through profit and loss investments	20
Balance, March 31, 2022	173
Purchases	45
Sales	(11)
Gains recognized in net earnings - mark-to-market of fair value through profit and loss investments	16
Balance, March 31, 2023	$ 223

Unrealized gains recognized in net earnings on Level 3 investments	$ 16

28. FINANCIAL INSTRUMENTS (CONTINUED)

Derivative Financial Instruments Summary

Derivative financial instruments are recorded on the balance sheet at fair value. The following table summarizes the committed purchases as at March 31.

		March 31, 2023				March 31, 2022		
	Unit of measure	Maturing over (months)	Committed purchases (in millions)	Weighted average price		Committed purchases (in millions)	Weighted average price	
Foreign exchange derivatives (1)	USD	51	410.0	$ 1.26	CAD	567.3	$ 1.26	CAD
Heavy fuel oil derivatives (2)	barrels	23	1.4	83.74	USD	1.7	75.04	USD
Natural gas derivatives (3)	GJ	43	52.0	2.96	CAD	51.3	2.32	CAD
Coal derivatives (4)	MT	23	0.2	155.48	USD	-	-	
Electricity derivatives (5)	MWh	45	4.5	69.90	USD	5.3	50.85	USD
Uranium derivatives (6)	LB	24	0.3	$ 57.36	USD	0.4	$ 40.25	USD

(1) NB Power hedges exchange risk relating to net forecasted US dollar requirements, by entering into forward contracts to sell Canadian dollars and to acquire US dollars.

(2) NB Power hedges its anticipated exposure to changes in the cost of heavy fuel oil.

(3) NB Power hedges its anticipated exposure to changes in natural gas prices.

(4) NB Power hedges its anticipated exposure to changes in the cost of coal.

(5) NB Power hedges its anticipated exposure relating to changes in electricity prices. This is done through both sale contracts and purchase contracts.

(6) NB Power hedges its anticipated exposure to changes in uranium prices.

(Amounts are expressed in millions of Canadian dollars except where indicated)

28. FINANCIAL INSTRUMENTS (CONTINUED)

Derivatives Reconciliation to Statement of Financial Position

The following table summarizes the position of the derivative financial instruments recorded on the statement of financial position at March 31, 2023. These include

- the fair value of fixed price derivative instruments,
- the fair value of derivative instruments in hedging relationships, and
- the fair value of derivative instruments that do not qualify for hedge accounting.

The derivative financial instruments had a total net liability fair value of $(51) million at March 31, 2023 from cumulative changes in fair value since inception of the instruments. Of the $(51) million, $(81) million of cumulative losses on derivative financial instruments accounted for as hedges, have been recorded in accumulated other comprehensive income and $30 million has been recorded through net earnings since inception, and is reflected in retained earnings.

	Foreign exchange contracts	Natural gas contracts	Electricity contracts	Heavy fuel oil contracts	Coal contracts	Uranium contracts	2023	2022
Current derivative assets	$ 30	$ 2	$ 2	$ -	$ -	$ -	$ 34	$ 187
Non-current derivative assets	5	45	53	2	-	-	105	130
Current derivative liabilities	-	(7)	(159)	(18)	-	(1)	(185)	(3)
Non-current derivative liabilities	-	-	(1)	-	(4)	-	(5)	(3)
Total assets (liabilities)	$ 35	$ 40	$ (105)	$ (16)	$ (4)	$ (1)	$ (51)	$ 311

(Amounts are expressed in millions of Canadian dollars except where indicated)

28. FINANCIAL INSTRUMENTS (CONTINUED)

Financial Instrument Impact on Equity

a. Derivative financial instruments impact on retained earnings

The following table illustrates the impact on retained earnings for the derivative instruments.

	Foreign exchange contracts	Electricity contracts	Heavy fuel oil contracts	Coal contracts	Total
Derivative (liability) balance, April 1, 2021	$ (2)	$ (2)	$ -	$ (1)	$ (5)
Impact of mark-to-market gain (loss) recorded in earnings	1	8	(2)	2	9
Hedge ineffectiveness	-	2	-	-	2
Settlements	-	33	6	(1)	38
Derivative asset (liability) balance, March 31, 2022	(1)	41	4	-	44
Impact of mark-to-market gain (loss) recorded in earnings	4	(165)	(3)	-	(164)
Hedge ineffectiveness	-	(5)	-	-	(5)
Settlements	11	155	(11)	-	155
Derivative asset (liability) balance, March 31, 2023	$ 14	$ 26	$ (10)	$ -	$ 30

(Amounts are expressed in millions of Canadian dollars except where indicated)

28. FINANCIAL INSTRUMENTS (CONTINUED)

b. Derivative financial instrument that qualify for hedge accounting impact on accumulated other comprehensive income

The impact of financial instruments on accumulated other comprehensive income is comprised of

- the fair value of the derivative financial instruments that qualify for hedge accounting, and
- the settlement of the interest rate swaps which are amortized over the life of the corresponding debt.

The following table illustrates the impact of the cash flow hedges on accumulated other comprehensive income (AOCI).

	Foreign exchange contracts	Natural gas contracts	Electricity contracts	Heavy fuel oil contracts	Coal contracts	Uranium contracts	AOCI - derivative financial instruments
Balance, April 1, 2021	$ (17)	$ (2)	$ (21)	$ 5	$ -	$ -	$ (35)
Impact of mark-to-market gains	3	106	267	68	-	12	456
Reclassification to income of settled derivatives designated as cash flow hedges	12	(6)	(116)	(41)	-	(3)	(154)
Balance, March 31, 2022	(2)	98	130	32	-	9	267
Impact of mark-to-market gains (losses)	37	(29)	(453)	(22)	(4)	(4)	(475)
Reclassification to income of settled derivatives designated as cash flow hedges	(14)	(29)	192	(16)	-	(6)	127
Balance, March 31, 2023	$ 21	$ 40	$ (131)	$ (6)	$ (4)	$ (1)	$ (81)

(Amounts are expressed in millions of Canadian dollars except where indicated)

29. FINANCIAL INSTRUMENT RISK MANAGEMENT

NB Power is exposed to a number of risks arising from its use of financial instruments. NB Power is or may be subject to certain risks including credit, market, and liquidity risk. The Board of Directors has overall responsibility for the establishment and oversight of NB Power's risk management framework. Financial instrument risk management strategies may expose NB Power to further gains or losses, but serve to stabilize future cash flows, reduce the volatility of operating results, and increase overall financial strength. Individual risks and NB Power's approach to managing such risks are discussed as below.

Credit risk

Credit risk is a risk that a financial loss will occur due to a counterparty failing to perform its obligations under the terms of a financial instrument.

Managing credit risk

To manage credit risk, NB Power

- conducts a thorough assessment of counterparties prior to granting credit, and
- actively monitors the financial health of its significant counterparties, and the potential exposure to them on an on-going basis.

The following is a summary of the fair value of NB Power's financial instruments that are exposed to credit risk.

Financial assets	2023 Fair value	2022 Fair value
Cash	$ 3	$ 52
Accounts receivable	504	395
Nuclear decommissioning and used fuel management funds	897	881
Sinking fund receivable	474	500
Derivative assets	139	317
	$ 2,017	$ 2,145

Cash

The credit risk associated with cash is considered to be low as the funds are deposited with Canadian chartered banks.

Accounts receivable

Accounts receivable are largely a combination of receivables from residential and commercial in-province and out-of-province customers. To reduce credit risk, NB Power monitors outstanding receivables and pursues collection of overdue amounts.

Certain derivative financial instruments contracts require the customer to provide NB Power collateral when the fair value of the obligation is in excess of the credit limit.

(Amounts are expressed in millions of Canadian dollars except where indicated)

29. FINANCIAL INSTRUMENT RISK MANAGEMENT (CONTINUED)

Credit risk (Continued)

The following table provides information about the exposure to credit risk and expected credit losses for trade and unbilled revenue from individual customers at March 31, 2023.

	Weighted-average loss rate 2023	Weighted-average loss rate 2022	Carrying amount	Loss allowance
Trade				
Current	0.32%	0.44%	$ 369	$ 1
31 - 60 days	8.86%	8.04%	4	-
61 - 90 days	35.10%	31.46%	1	-
91 - 365 days	47.29%	22.33%	1	1
Greater than 365 days	-%	-%	1	-
			376	2
Unbilled revenue	0.64%	0.65%	122	1
Other receivables			10	1
Expected credit loss allowance			(4)	-
			$ 504	$ 4

Loss rates are based on actual credit loss past experience and are adjusted to reflect differences between current and historical economic conditions. The expected credit loss has been adjusted to reflect current assumptions on expected customer defaults. Economic factors such as high inflation, uncertainty due to world events, and possible changes to customer spending were taken into consideration in this assessment. There are no expected credit losses for out-of-province and transmission receivables as there are no significant write-offs nor is there any expectation of any.

Expected credit loss allowance is reviewed on a regular basis and based on the estimate of outstanding accounts that are at risk of being uncollectable.

29. FINANCIAL INSTRUMENT RISK MANAGEMENT (CONTINUED)

Credit risk (Continued)

The movement in the expected credit loss, in respect to trade receivables and contract assets, during the year is described in the following table.

Reconciliation of expected credit loss		2023		2022
Balance at April 1	$	4	$	4
Amounts written off		(5)		(2)
Net measurement of loss allowance		5		3
Bad debts recovery during the year		-		(1)
Balance at March 31	$	4	$	4

Concentration of credit risk

No significant concentration of credit risk exists within accounts receivable as the receivables are spread across numerous in-province and out-of-province customers. In certain circumstances, NB Power holds deposits or requires letters of credit.

Sinking fund receivable

NB Power pays one per cent of its outstanding debt annually into a sinking fund administered by the Province of New Brunswick. These payments are invested in cash and fixed income securities and managed by the Province of New Brunswick. The amount will be received from the Province when the corresponding debt issues mature.

Concentration of credit risk

There is a high concentration of credit risk at March 31, 2023 in relation to the sinking fund receivable, as the receivable is from one counterparty. Since the counterparty is the Province of New Brunswick, which is the Shareholder of NB Power, the associated credit risk is considered to be low. The Province of New Brunswick bears the credit risk for the investments.

Derivative assets

NB Power only enters into derivative financial instrument transactions with highly credit-worthy counterparties. All of the counterparties with which NB Power has outstanding positions have investment grade credit ratings assigned to them by external rating agencies.

NB Power

- monitors counterparty credit limits on an ongoing basis, and
- requests collateral for exposures that exceed assigned credit limits.

(Amounts are expressed in millions of Canadian dollars except where indicated)

29. FINANCIAL INSTRUMENT RISK MANAGEMENT (CONTINUED)

Credit risk (Continued)

Concentration of credit risk

There is a concentration of credit risk at March 31,2023 in relation to derivative assets, as the bulk of the derivative asset balance is tied to a small number of counterparties. However, since the majority of the amount is associated with counterparties that are Canadian chartered banks and other reputable financial institutions, the associated credit risk is considered to be low. In certain circumstances, NB Power holds deposits or requires letters of credit. At March 31, 2023, NB Power held collateral of $7 million (2022 - $56 million).

Nuclear decommissioning and used fuel management funds

NB Power limits its credit risk associated with the bonds held in the nuclear decommissioning, used fuel management funds and the nuclear fuel waste trust fund. The current portfolio is comprised of investment grade ratings of BBB or above for longer-term securities and R-1 for short-term debt. The following table outlines the allocation of the maximum credit exposure by investment grade ratings.

Maximum credit exposure	AAA	AA	A	BBB	R - 1	Other	2023	2022
Used fuel management fund	$ 3	$ 6	$ 6	$ 6	$ 3	$ 3	$ 27	$ 34
Nuclear decommissioning fund	27	38	31	28	5	4	133	135
Nuclear Fuel Waste Trust	45	60	46	40	1	-	192	190
	$ 75	$ 104	$ 83	$ 74	$ 9	$ 7	$ 352	$ 359

Market risk

Market risk is the risk that NB Power's earnings or financial instrument values will fluctuate due to changes in market prices.

NB Power is exposed to a variety of market price risks such as changes in:
- foreign exchange rates,
- interest rates,
- commodity prices,
- private real estate capitalization rates,
- changes in per unit net asset values in private equity funds, and
- changes in valuations in infrastructure funds.

NB Power manages the foreign exchange rates, interest rates, and commodity price exposures through the use of forwards and other derivative instruments in accordance with Board approved policies. Higher commodity prices and supply disruptions have resulted in high inflation rates and increased volatility in the markets. The fair values at March 31, 2023 for level 1 and level 2 investments, reflect the market rates and prices at that date.

29. FINANCIAL INSTRUMENT RISK MANAGEMENT (CONTINUED)

Market risk (Continued)

The nuclear decommissioning and used fuel management funds are managed by Vestcor Investment Management Corporation. The funds are invested in NBIMC unit trusts and direct interests in private real estate and infrastructure investments. The Nuclear Fuel Waste Trust is invested in NBIMC unit trusts. The NBIMC unit trusts invest in fixed income securities, and domestic and international equities. These are subject to market risk and will fluctuate in value due to changes in market prices. These funds are in place to cover the expected expenditures related to the nuclear decommissioning and used fuel management obligations. The nature of the investments and level of market risk are consistent with the long-term nature of the related liability.

The following table provides a sensitivity analysis which shows the dollar value impact of small changes in various market rates and prices. The amounts shown are derived from outstanding financial instruments that existed at March 31, 2023.

	Impact on earnings	Impact on other comprehensive income
Exchange and interest rates		
1% change in CAD/USD exchange rate	$ 3	$ 4
0.25% change in short-term debt rates	2	-
1 % change in investment yields	24	-
Commodity prices		
$5/bbl change in the price of heavy fuel oil	-	7
$1/GJ change in natural gas prices	-	46
$5/metric tonne change in coal prices	-	1
$5/ LB change in Uranium prices	-	2
$5/MWh changes in electricity prices	-	22
Private real estate, infrastructure and private equity investments		
0.25% change in discount rate	5	-
infrastructure valuation range	$ 3	$ -

For private infrastructure investments, the most significant input into the calculation of fair value level 3 investments is the discount rate applied to expected future cash flows. Where such investments are held within managed funds, the discount rate assumptions are not readily available. The table above discloses the impact on earnings based on the difference between the estimated fair value of the funds between the low and high end of possible values.

Liquidity risk

Liquidity risk is a risk that NB Power will have difficulty or be unable to meet its financial obligations associated with financial liabilities.

(Amounts are expressed in millions of Canadian dollars except where indicated)

29. FINANCIAL INSTRUMENT RISK MANAGEMENT (CONTINUED)

Liquidity risk (Continued)

NB Power forecasts its financing requirements on a consistent basis so that it can plan and arrange for financing to meet financial obligations as they come due. The following table summarizes the contractual maturities of NB Power's financial liabilities at March 31, 2023 and in future years.

			Timing of contractual cash flows				
Financial liability	**Carrying amount**	**Contractual cash flows**	**< 2 months**	**2 - 12 months**	**2025**	**2026 - 2028**	**2029 and thereafter**
Short-term indebtedness	$ 797	$ 797	$ 797	$ -	$ -	$ -	$ -
Accounts payable and accrued liabilities	459	459	459	-	-	-	-
Accrued interest	30	30	5	25	-	-	-
Derivative liabilities	190	190	61	124	5	-	-
Long-term debt	5,086	5,075	-	300	50	420	4,305
Interest on long-term debt	-	3,468	2	178	169	492	2,627
	$ 6,562	$10,019	$ 1,324	$ 627	$ 224	$ 912	$ 6,932

NB Power believes it has the ability to generate sufficient funding to meet these financial obligations.

30. RELATED PARTY TRANSACTIONS

The Province of New Brunswick and NB Power Holding are related parties of NB Power as outlined in Note 1. NB Power is related through common ownership with all provincial departments, agencies, and Crown Corporations.

Sinking Fund Receivable

At March 31, 2023 NB Power has a sinking fund receivable from the Province of New Brunswick of $474 million (2022 - $500 million) (Note 10).

Debt

NB Power has debt payable to the Province of New Brunswick (Notes 13 and 14).

Payments to the Province of New Brunswick

During the year NB Power made payments to the Province of New Brunswick for property taxes, utility taxes, and right of way taxes of $50 million (2022 - $51 million) (Note 25).

(Amounts are expressed in millions of Canadian dollars except where indicated)

30. RELATED PARTY TRANSACTIONS (CONTINUED)

Key Management and Board Compensation

The compensation paid or payable to key management (defined as executive officers) and the Board of Directors is shown below.

	2023	2022
Salaries and short-term employee benefits	$ 5	$ 4
Post-employment expense	2	2
	$ 7	$ 6

31. COMMITMENTS, CONTINGENCIES AND GUARANTEES

This details the commitments, contingencies and guarantees in place at NB Power.

	2024	2025	2026	2027	2028	2029 and thereafter
Fuel contracts	$ 404	$ 106	$ 92	$ 125	$ 125	$ 1,138
Committed capital expenditures	181	39	9	-	-	-
Operating leases	1	1	-	-	-	-
Other commitments	17	17	13	12	13	5
	$ 603	$ 163	$ 114	$ 137	$ 138	$ 1,143

(Amounts are expressed in millions of Canadian dollars except where indicated)

31. COMMITMENTS, CONTINGENCIES AND GUARANTEES (CONTINUED)

Power purchase agreements

NB Power has entered into power purchase arrangements to purchase electricity at predetermined rates. These arrangements are assessed as to whether they contain leases that convey the right to NB Power to use the projects' property, plant and equipment in return for future payments. They are described below.

Duration of agreement (years)	End date	Amount of energy	Agreement to purchase
7	2026	99 MW	all the electrical energy of a wind generation facility
5	2023	42 MW	all the electrical energy of a wind generation facility
20	2024	90 MW	all the capacity and electrical energy produced by a co-generation facility
30	2027	39 MW	all the capacity and electrical energy from a co-generation facility
20	2029	48 MW	all the electrical energy of a wind generation facility
20	2029	51 MW	all the electrical energy of a wind generation facility
20	2032	9 MW	all of the capacity, energy, and environmental attributes generated by the generating stations
37	2045	96 MW	all the electrical energy of a wind generation facility
25	2034	45 MW	all the electrical energy of a wind generation facility
35	2045	54 MW	all the electrical energy of a wind generation facility
35	2045	17 MW	all the electrical energy of a wind generation facility
25	2044	18 MW	all the electrical energy of a wind generation facility
30	2049	20 MW	all the electrical energy of a wind generation facility
Various	Various	20 MW	all the electrical energy of other renewables - Canada
Various	Various	24 MW	all the electrical energy of other renewables - United States

Energy Sales and Transmission Rights Assignment Agreement

NB Power entered into an energy sales and transmission rights assignment agreement which expires in 2040. NB Power is committed to purchase 2 million MWh a year at the market price at the time of the purchase.

Gypsum Contract

NB Power entered into a 21.5 year contract expiring in 2026 to supply specified quantities of synthetic gypsum to a third party. In the event of a production shortfall, NB Power must compensate the third party for any shortfall. The compensation paid, if required, is based on the contracted quantity of gypsum at fixed price. The fixed price is escalated each year by the Consumer Price Index.

31. COMMITMENTS, CONTINGENCIES AND GUARANTEES (CONTINUED)

Large Industrial Renewable Energy Purchases Program

NB Power purchases electricity from renewable sources, such as biomass and river hydro, from qualifying large industrial customers who have renewable electricity generating facilities located in New Brunswick.

The program is included in the Electricity Act under the renewable portfolio standard regulation. There are four program agreements in place. From April 1, 2022 to March 31, 2023, 328 GWh (2022 - 310 GWh) of qualified renewable energy was purchased under the program.

The Large Industrial Renewable Energy Purchase Program allows NB Power to purchase renewable energy generated by its largest customers at a set rate. This renewable energy will count towards meeting the Province of New Brunswick's renewable energy targets.

Legal proceedings

There are ongoing legal proceedings in which NB Power has been named as one of the defendants related to a land claim filed by the members of the Wolastoqey Nation declaring that the Wolastoqey Nation has Aboriginal title to the lands identified in the claim as the traditional lands of the Wolastoqey in New Brunswick. It is expected that Statement of Defences will be filed by all Defendants by the end of 2023.

NB Power may, from time-to-time, be involved in legal proceedings, claims and litigations that arise in the ordinary course of business. NB Power believes these would not reasonably be expected to have a material adverse effect on the financial condition of NB Power.

Statistical Overview

Statement of Generation[1]

(millions of kWh)

	2022/23	2021/22	2020/21	2019/20	2018/19
Hydro	3,224	2,393	2,652	2,700	2,292
Thermal	3,487	3,211	2,196	3,118	4,001
Nuclear	3,545	5,450	4,399	5,404	5,220
Combustion turbine	305	603	793	14	3
Purchases	12,569	9,367	8,714	8,417	6,683
Gross generation and purchases	**23,130**	**21,024**	**18,754**	**19,653**	**18,199**
Station service	570	652	540	627	664
Net generation and purchases	**22,560**	**20,372**	**18,214**	**19,026**	**17,535**
Losses - transformer and transmission	586	560	610	588	631
Total energy available for distribution	**21,974**	**19,812**	**17,604**	**18,438**	**16,904**

Statement of Sales

(millions of kWh)

	2022/23	2021/22	2020/21	2019/20	2018/19
Wholesale	1,153	1,179	1,159	1,219	1,262
Industrial	4,649	4,438	4,199	4,285	4,125
General service	2,235	2,236	2,152	2,313	2,371
Residential	5,221	5,363	5,159	5,236	5,384
Streetlights	57	58	44	44	44
Total in-province sales	**13,315**	**13,274**	**12,713**	**13,097**	**13,186**
Out-of-province sales	8,363	6,175	4,576	5,049	3,373
Total sales	**21,678**	**19,449**	**17,289**	**18,146**	**16,559**
Distribution losses	296	363	315	292	345
Total energy distributed and sold	**21,974**	**19,812**	**17,604**	**18,438**	**16,904**

[1] Certain comparative figures have been reclassified to conform to the current year's presentation

Statement of Revenue

(in millions)

	2022/23	2021/22	2020/21	2019/20	2018/19
Wholesale	$ 115	$ 116	$ 112	$ 116	$ 119
Industrial	396	364	312	312	302
General service	301	294	276	297	299
Residential	703	701	669	669	671
Streetlights	28	27	26	26	25
Total in-province sales of electricity	**1,543**	**1,502**	**1,395**	**1,420**	**1,416**
Out-of-province sales	1,234	558	368	428	293
Total sales of electricity	**2,777**	**2,060**	**1,763**	**1,848**	**1,709**
Miscellaneous	134	138	71	76	87
Total revenue	**$ 2,911**	**$ 2,198**	**$ 1,834**	**$ 1,924**	**$ 1,796**

Statement of In-Province Generation

(millions of kWh)

	2022/23	2021/22	2020/21	2019/20	2018/19
Hydro	3,181	2,208	2,280	2,501	2,184
Coal and petroleum coke	2,302	1,840	1,412	1,774	2,855
Natural gas	293	572	753	286	-
Heavy fuel oil and diesel	495	488	200	44	234
Nuclear	3,122	4,832	3,894	4,814	4,636
Purchases	4,821	4,151	4,984	4,454	4,211
Net generation and purchases	**14,214**	**14,091**	**13,523**	**13,873**	**14,120**
Losses - transformer and transmission	513	560	610	588	631
Total energy available for distribution	**13,701**	**13,531**	**12,913**	**13,285**	**13,489**

Operating Statistics

	2022/23	2021/22	2020/21	2019/20	2018/19
Transmission lines - km	6,868	6,870	6,875	6,905	6,905
Distribution lines - km	21,717	21,562	21,434	21,358	21,274
Residential customers	347,032	341,962	335,449	331,135	328,968
Industrial customers	1,866	1,853	1,814	1,805	1,776
General service customers	27,808	27,492	27,041	26,787	26,629
Non-metered customers	2,712	2,759	2,770	2,786	2,842
Direct customers	379,418	374,066	367,074	362,513	360,215
Indirect customers	46,365	46,063	45,710	47,381	45,251
Total customers	**425,783**	**420,129**	**412,784**	**409,894**	**405,466**
Positions - regular	2,608	2,603	2,576	2,569	2,529
Positions - temporary	172	185	109	109	83
Total positions	**2,780**	**2,788**	**2,685**	**2,678**	**2,612**

Statement of Earnings Summary

(in millions)

	2022/23	2021/22	2020/21	2019/20	2018/19
Sales of electricity - In-province	$ 1,543	$ 1,502	$ 1,395	$ 1,420	$ 1,416
Sales of electricity - Out-of-province	1,234	558	368	428	293
Miscellaneous revenue	134	138	71	76	87
Fuel and purchased power	(1,968)	(983)	(802)	(777)	(761)
Operations, maintenance and administration	(576)	(537)	(508)	(529)	(493)
Depreciation and amortization	(351)	(344)	(321)	(318)	(271)
Taxes	(50)	(51)	(49)	(47)	(45)
Finance costs	(280)	(248)	(235)	(299)	(287)
Sinking funds and other investment income	21	13	(4)	46	37
Mark-to-market of fair value through profit and loss investments	16	46	95	(4)	54
Net changes in regulatory balances	234	(14)	(14)	(12)	(10)
Net (loss) earnings	**$ (43)**	**$ 80**	**$ (4)**	**$ (16)**	**$ 20**

Statement of Financial Position Summary March 31

(in millions)

Assets

	2022/23	2021/22	2020/21	2019/20	2018/19
Current assets	$ 858	$ 932	$ 522	$ 546	$ 555
Property, plant and equipment	4,670	4,645	4,741	4,679	4,495
Other non-current assets	1,552	1,571	1,313	1,420	1,393
Total assets	7,080	7,148	6,576	6,645	6,443
Regulatory balances	1.021	787	858	872	884
Total assets and regulatory balances	$ 8,101	$ 7,935	$ 7,434	$ 7,517	$ 7,327

Liabilities and Shareholder's Equity

	2022/23	2021/22	2020/21	2019/20	2018/19
Current liabilities	$ 1,796	$ 1,498	$ 1,385	$ 1,500	$ 1,702
Long-term debt	4,786	4,406	4,334	4,447	4,159
Other non-current liabilities	1,185	1,315	1,398	1,279	1,089
Shareholder's equity	334	716	317	291	377
Total liabilities and shareholder's equity	$ 8,101	$ 7,935	$ 7,434	$ 7,517	$ 7,327

Cash Flow Summary

(in millions)

	2022/23	2021/22	2020/21	2019/20	2018/19
Cash receipts from customers	$ 2,798	$ 2,091	$ 1,835	$ 1,953	$ 1,737
Cash paid to suppliers and employees	(2,505)	(1,561)	(1,316)	(1,337)	(1,324)
Interest paid	(228)	(208)	(228)	(245)	(234)
Operating activities	65	321	291	371	179
Investing activities	(540)	(337)	(319)	(367)	(375)
Financing activities	426	65	28	(5)	194
Net cash (outflow) inflow	(49)	49	-	(1)	(2)
Cash					
Beginning of year	52	3	3	4	6
End of year	$ 3	$ 52	$ 3	$ 3	$ 4

Finance Costs and Investment Income

(in millions)

	2022/23	2021/22	2020/21	2019/20	2018/19
Interest on long-term and short-term debt	$ (202)	$ (178)	$ (182)	$ (211)	$ (208)
Accretion	(50)	(47)	(44)	(40)	(37)
Debt portfolio management fee	(32)	(32)	(32)	(32)	(31)
Foreign exchange (gains) losses	(2)	5	21	(20)	(13)
Interest on post-employment benefits	(5)	(5)	(5)	(4)	(5)
Interest capitalized during construction	14	9	7	8	7
Amortization of premiums and discounts on long-term debt	(3)	-	-	-	-
Finance costs	(280)	(248)	(235)	(299)	(287)
Sinking funds, and other investments income	21	13	(4)	46	37
Mark-to-market of fair value through profit and loss investments	16	46	95	(4)	54
Finance costs and investment income	$ (243)	$ (189)	$ (144)	$ (257)	$ (196)

Financial Ratios

	2022/23	2021/22	2020/21	2019/20	2018/19
Gross margin	29 %	52 %	55 %	58 %	55 %
Operating cash flow / total debt[1]	1 %	7 %	6 %	8 %	4 %
Per cent of debt in capital structure[2]	94 %	87 %	94 %	94 %	93 %
Interest coverage ratio[3]	(0.15)	1.34	0.72	1.04	0.95

Other Statistics

	2022/23	2021/22	2020/21	2019/20	2018/19
Rate increase	2.0 %	- %	1.8 %	2.5 %	0.9 %
CPI (New Brunswick)	7.1 %	3.8 %	0.2 %	1.7 %	2.1 %
GDP increases (New Brunswick)[4]	1.8 %	5.3%	(3.7)%	1.2 %	0.5 %
Capital expenditures (millions)[5]	$ 527	$ 334	$ 316	$ 361	$ 373
Change in total debt (millions)	$ 468	$ 9	$ 9	$ (20)	$ 173
Per cent breakdown of long-term debt					
Canadian dollar	100.0 %	97.3 %	97.3 %	92.8 %	92.8 %
US dollar	- %	2.7 %	2.7 %	7.2 %	7.2 %
Weighted average coupon interest rate	3.5 %	3.7 %	3.7 %	4.1 %	4.2 %
Canadian Dollar - March 31	0.739	0.800	0.795	0.705	0.748

[1] *Operating cash flow / total debt = operating cash flow / debt, where debt = (long-term debt + short-term indebtedness - sinking funds receivable - cash)*

[2] *Per cent of debt in capital structure = debt / (debt + equity), where debt = (long-term debt + short-term indebtedness - sinking funds receivable - cash)*

[3] *Interest coverage ratio = operating earnings / interest expense, where interest = (interest on long-term and short-term debt, and guarantee fee)*

[4] *The Provincial Government restated its GDP growth rates for the past years*

[5] *Capital expenditures include cash paid on business combinations and are net of proceeds on disposal*

Capital Management

	2022/23	2021/22	2020/21	2019/20	2018/19
Long-term debt	$ 5,086	$ 4,631	$ 4,734	$ 4,825	$ 4,609
Short-term indebtedness	797	859	608	691	897
Total debt	5,883	5,490	5,342	5,516	5,506
Sinking fund receivable	(474)	(500)	(410)	(593)	(562)
Cash	(3)	(52)	(3)	(3)	(4)
Total net debt	**5,406**	**4,938**	**4,929**	**4,920**	**4,940**
Retained earnings	502	545	465	473	490
Accumulated other comprehensive (loss) income	(168)	171	(148)	(182)	(113)
Total capital	**5,740**	**5,654**	**5,246**	**5,211**	**5,317**
Total capital excluding AOCI	**$ 5,908**	**$ 5,483**	**$ 5,394**	**$ 5,393**	**$ 5,430**
Percentage of net debt in capital structure	94 %	87 %	94 %	94 %	93 %
Percentage of net debt in capital structure (excluding AOCI)	92 %	90 %	91 %	91 %	91 %

Accountability Reporting

Mandate Letter

As prescribed in the *Accountability and Continuous Improvement Act*, NB Power receives direction in the form of a mandate letter from the Minister of Natural Resources and Energy Development.

NB Power strives to achieve the objectives set out in its mandate letter.

COVID-19

Continue to maintain and update business continuity plans that ensure appropriate measures are in place to safeguard essential service to New Brunswickers while prioritizing employee and customer safety.

Status Update
NB Power was proud to power your homes, your businesses, our hospitals and our communities throughout the pandemic. NB Power continues to maintain business continuity plans to ensure appropriate measures are in place to safeguard essential service to New Brunswickers while prioritizing employee and customer safety.

Since the beginning of the pandemic, NB Power has been proactively working with suppliers to prevent any serious supply disruption and ensure the continuing supply of materials and services, securing alternative suppliers where necessary, communicating with operations to assist with planning and mitigation activities, reviewing stock level strategies and pre-ordering where prudent. These mitigation activities have been successful in preventing any serious supply disruptions and minimizing the impact on costs, planned work schedules and customers.

Climate Change

Reducing Greenhouse Gas
Work with the Province to reduce greenhouse gas emissions using least cost options. The utility will continue to support the efforts of the Department of Environment and Local Government to achieve an equivalency agreement with the Federal Government.

Status Update
In 2022/23, NB Power achieved a grid that was 76 per cent carbon-free and continues to strive for further greenhouse gas reductions.

NB Power remains committed to working with the government to explore alternative fuel sources and other alternatives for the continued operations of the Belledune Generating Station. NB Power has been pursuing fuel alternatives to coal as well as renewable energy, inclusive of Mactaquac Life Achievement Project, and small modular reactors while working with the provincial government and the federal government for funding opportunities to deliver least-cost options for New Brunswickers.

Energy Efficiency
Continue to deliver maximum benefit, highest-value energy efficiency programs for all sectors and for all fuels where funding is provided.

Status Update
In 2022/23, NB Power continued to mature its service offerings aimed at reducing the demand for energy and provide savings to customers. NB Power continues to deliver programming for all residential, commercial and industrial customers and for all fuel types in the province. In September 2022, the Enhanced Energy Savings Program was launched and helps reduce energy bills for low- and moderate-income homeowners who heat with electricity or oil.

Energy Efficiency Targets and Funding

Work with the Department of Natural Resources and Energy Development to establish targets and long-term funding for all-fuels energy efficiency programs.

Status Update

In 2022/23, NB Power continued to work with the Department of Natural Resources and Energy Development to establish targets and long-term funding for all-fuels energy efficiency programs, which were incorporated into *Energy Efficiency Regulation – Electricity Act*.

Plug-In NB

Continue to be the delivery agent for the Plug-In NB electric vehicle rebate program and adapt the program as funding and direction is provided.

Status Update

NB Power continues to deliver the Plug-In NB vehicle rebates, adapting the program to align with funding and direction from the Province. In 2022/23, customer rebates met targets and budget.

First Nations

Work with the Department of Aboriginal Affairs through the Initiative Intake Process and with consultation staff to determine if the duty to consult obligation applies.

Status Update

NB Power recognizes the distinct value, culture and significance of First Nations and is committed to fostering positive and productive relationships with First Nations in New Brunswick including providing specific opportunities in First Nations employment and procurement. NB Power's First Nation Strategic Approach enhances and complements corporate policies and guides the utility in its relationships with First Nations. NB Power also regularly works with the Department of Aboriginal Affairs on its Initiative Intake Process.

Debt Reduction

Make plans to achieve a capital structure of at least 20 per cent equity by 2027 through cost reductions and other appropriate mechanisms that will maintain low and stable rates for New Brunswickers.

Status Update

NB Power is committed to making steady progress toward this goal by managing capital investments and operating costs and generating savings from continuous improvement while also maintaining NB Power's commitment to competitive rate increases.

In 2022/23, progress towards this goal was significantly impacted by ongoing performance challenges at the Point Lepreau Nuclear Generating Station. NB Power experienced significant increases in supply costs, mainly associated with the unplanned winter outage at PLNGS and the requirement to purchase replacement power during a period of high prices. Also contributing to the increase in debt was substantial investment in NB Power's generation, transmission and distribution infrastructure in order to improve system reliability for New Brunswickers. NB Power continues to focus efforts on cost optimization while ensuring safe and reliable operations.

NB Power remains committed to meeting the legislative target by 2027 as per its mandate.

Community Collaboration

Continue to work with communities in the province, with a particular focus on First Nations to provide opportunities to collaborate and partner in the electricity sector.

Status Update
NB Power continues to work with local communities and First Nations throughout the province on opportunities to collaborate and partner in the electricity sector.

NB Power is partnering in the build of the first smart community and testing advanced smart grid solutions as well as working collaboratively to understand community-unique needs, build capacity and advise on or develop energy solutions.

NB Power also values its relationships with New Brunswick's First Nations communities and endeavours to take a consistent, all-inclusive approach to establishing and maintaining those relationships to ensure all issues are heard and understood. NB Power has a robust First Nations Consultation program on a variety of important matters, including its ongoing operation of assets, key projects such as the Mactaquac Life Achievement Project and small modular reactors and the Locally Owned Renewable Energy Projects that are Small Scale (LORESS) program.

New Business Development

Discuss any new business development opportunities with Government for their consideration on behalf of the people of New Brunswick.

Status Update
NB Power provides updates to the Government of New Brunswick on business development opportunities.

Advancement of Small Modular Reactors

Continue the ongoing support and advancement of the small modular reactors cluster with the various counterparties.

Status Update
NB Power has been working in close collaboration with the provincial government to advance the potential and development of small modular reactors and establish in New Brunswick the principal manufacturing and headquarters of global industry proponents.

New Brunswick Energy Marketing Corporation

Continue to honour the mandate of the New Brunswick Energy Marketing Corporation to carry out the business of importing and exporting energy.

Status Update
New Brunswick Energy Marketing Corporation continues to carry out the business of importing and exporting energy.

In 2022/23, Energy Marketing increased sales by 2,273 GWh or 38 percent, mainly due to increased contracts to serve customer loads in the United States, as well as opportunity sales with customers in Canada and the United States.

Key Performance Indicators

NB Power manages its performance and seeks improvements by focusing its efforts on five key areas: safety, customer, organizational, reliability and environmental excellence.

2022/23 Measures		Actual	Target	Results
Safety				
Total Recordable Injury Frequency	↓ is better	1.21	0	Red
Customer				
Customer Satisfaction Index	↑ is better	707	712	Grey
Organizational				
Net Earnings (Loss) ($millions)		(43)	40	Red
Change in Net Debt ($millions)[1]		468	69	Red
Net Capital Expenditures ($millions)		532	427	Red
OM&A ($millions)		576	537	Yellow
Reliability				
Nuclear Capacity Factor (%)	↑ is better	57	71	Red
Hydro Long-term Average (%)	↑ is better	116	100	Green
System Average Interruption Frequency Index (SAIFI)	↓ is better	2.42	2.02	Red
System Average Interruption Duration Index (SAIDI)	↓ is better	6.95	5.20	Red
Environmental				
Carbon-free Generation (%)	↑ is better	76	75	Green
Greenhouse Gas Reduction as a Result of Internal Energy Reduction (tonnes)	↑ is better	383	200	Green
Investments in energy efficiency programs ($millions)	↑ is better	80.2	38.8	Green

[1] *Includes $7 million in cash held as collateral*

Green: Met or exceeded target; Grey: Worse than target by <=5%; Yellow: Worse than target by >5%; Red: Worse than target by >10%

Establishing aspirational Key Performance Indicators (KPIs) challenges NB Power to aim for continuous improvement. When examining performance, the focus is on understanding what drove the result, identifying what worked well and what needs improvement and developing the action plans for further improvement.

Safety is at the heart of everything we do. This year's tragic safety incident that resulted in a fatality and severe injury caused the health and wellness team to shift its focus and support those directly involved in the incident. NB Power continues to strive toward achieving its aspirational target of zero safety incidents and adopted the Edison Electric Institute Safety Classification and Learning model to improve how it defines safety incidents and success and shares with employees the learnings its gains through investigations and observations. Leaders also received enhanced training on effective field safety observations and feedback and contractor safety management. In addition, NB Power completed rolling out its preventative musculoskeletal injury prevention program in response to 2021/22 safety performance and addressed issues relating to slips, trips and falls, a significant contributor to 2022/23 safety results.

To measure customer satisfaction, NB Power uses independent data from a North American research firm that is based on surveys of New Brunswick customers and evaluates it against results from other utilities. At NB Power and across industry, customer satisfaction scores decreased in early 2022/23 as a reflection of customer anxiety with respect to the economy, inflation and rate increases. Over the course of the year, NB Power customer satisfaction with price, communications and corporate citizenship fluctuated. The general rate application filing negatively affected customer satisfaction while proactive communications during storms and throughout the rate application process as well as the introduction of the Enhanced Energy Savings Program led to increased satisfaction. NB Power has developed a roadmap of initiatives for 2023 to 2025 aimed to improve NB Power customers' experience.

NB Power recognizes its obligations to maintain rates as low as possible and pay down its debt, tying organizational excellence indicators directly to its ability to remain financially sustainable. In 2022/23, NB Power experienced a net loss of $43 million due to inflationary cost pressures, supply chain challenges, increasing interest rates and a downturn in investment returns, as well as the extended and unplanned outages at the Point Lepreau Nuclear and Bayside generating stations.

Over the course of the outages, NB Power made replacement power purchases during a period of high pricing while also making critical capital investments in the Stations. As a result, net debt increased by $468 million and resulted in a debt to capital ratio of 94 per cent.

NB Power is also focused on reliable power for its customers. Net capital expenditures over the year were $532 million, an overage resulting from investments in generating station reliability and capital investments to better serve increased customer demand.

Operations, maintenance and administration expenses were impacted by unplanned outages at PLNGS, increased storm costs and the cost of the workforce optimization program. NB Power continues to work toward the 80/20 debt to capital target by 2027 by way of managing capital investments, generating savings from continuous improvements, pursuing the opportunities identified in the cost optimization review conducted by PwC and ensuring prudently incurred costs are recovered through rates.

Vegetation contacts increased in part due to Hurricane Fiona and adverse weather in December and January. Together with increased bird contacts and equipment and operating issues, NB Power customers experienced higher frequency and duration of interruptions in 2022/23. Continued focus on re-establishing appropriate vegetation clearances and investment in transmission are key to meeting NB Power's SAIFI/SAIDI measures. An extended planned outage and the forced outages at PLNGS prevented the Station from reaching its capacity factor. NB Power's goal remains to improve performance at the Station.

NB Power exceeded its environmental excellence targets. While the outages at PLNGS reduced access to carbon-free emissions, NB Power purchased electricity from renewable sources and maximized its hydro system reliability while working with Energy Marketing to take advantage of the higher-than-normal river flows to provide carbon-free energy to New Brunswickers. NB Power investments in its building systems resulted in reducing its greenhouse gas emissions beyond its targets. Investments in energy efficiency programs also exceeded targets, driven largely by the introduction of the Enhanced Energy Savings Program as well as continued residential and business customer enrolment in targeted efficiency programs.

Audits Conducted by the Office of the Auditor General

As a Crown Corporation, NB Power is subject to reviews or audits conducted by the Office of the Auditor General. During these audits, NB Power cooperates in an open and transparent manner and is responsive to any recommendations.

NB Power Residential Energy Efficiency Programs, 2021
Volume II, Chapter 2

Recommendation 2.83
We recommend NB Power develop and implement a plan for energy efficiency financing mechanisms and other measures to reduce financial barriers for moderate income households, including:

- assessing the needs of moderate income households;
- identifying and addressing regulatory and funding barriers to financing mechanisms; and
- designing appropriate energy efficiency programs to meet the identified needs.

NB Power Response
In September 2022, NB Power launched the Enhanced Energy Savings Program, a comprehensive energy efficiency program intended to help low- to moderate-income New Brunswick homeowners find relief from high energy costs and provide them with a more affordable means of having a warm and comfortable home. The program is based on the former low-income program with an increased household income limit of $70,000 and the inclusion of heat pumps.

NB Power received the draft results of the non-participant study on March 31, 2023. NB Power is reviewing the report to help understand the barriers to New Brunswickers who do not participate in the existing energy efficiency programs.

It is assumed that there is still a gap in the market for homeowners with household incomes over $70,000 who cannot afford upfront costs needed for Total Home Energy Savings Program.

In 2023/24, NB Power will design and implement a financing program for residential customers.

Recommendation 2.89
We recommend NB Power develop and implement a plan to improve non-electric households' access to energy efficiency programs, including:

- assessing energy efficiency needs of non-electric households;
- identifying and addressing regulatory and funding barriers to all-fuel energy efficiency programs; and
- reviewing and adjusting all-fuel program offerings to meet the identified needs.

NB Power Response
NB Power received the draft results of the non-participant study on March 31, 2023. NB Power is currently reviewing the report to help understand the barriers to New Brunswickers who do not participate in energy efficiency programs.

In November 2022, *Regulation 2022-74 Energy Efficiency Regulation – Electricity Act* came into force. The regulation establishes an annual fund for the purposes of funding non-electric incentives and developing programs for low-income individuals and families, First Nations and not-for-profit organizations.

The Province, in partnership with NB Power and the federal Government of Canada, will continue to fund the Enhanced Energy Savings Program, which launched in September 2022. The program targets low- and moderate-income homeowners to insulate their homes and replace their heating systems. The investment in 2023/24 is approximately $39 million for both electric-heated homes and oil-heated homes.

NB Power continues to market programs to all customers and launched in December 2022 an oil stream for the Enhanced Energy Savings Program. As of March 31, 2023, 4,560 homes that heat using electricity and 655 homes that heat using oil have been approved for the program.

NB Power continues to implement the programs.

Recommendation 2.102
We recommend NB Power perform sufficient quality assurance over the work of service organizations involved in Home Energy Evaluation.

NB Power Response
NB Power received a report and recommendations on quality assurance/quality control best practices and results for each program. As a result, NB Power will implement new quality assurance/quality control processes to

- formalize a quality assurance (QA)/quality control (QC) system
- ensure the QA/QC efforts align with the program approach and are scalable
- enhance and maintain strong relationships with trade partners
- ensure the NRCan QA/QC process is operating as expected
- rely on existing best practice QA/QC approaches

Recommendation 2.107
We recommend NB Power develop a plan with concrete steps and timelines to ensure easy access for all applicants of the Low-Income Energy Savings Program.

NB Power Response
NB Power received the draft results of the non-participant study on March 31, 2023. NB Power is currently reviewing the report to understand the barriers to New Brunswickers who do not participate in energy efficiency programs. In addition, the website was updated, and a new registration form created for simpler program enrollment.

NB Power will conduct overall stakeholder engagement and customer satisfaction surveys on the new Enhanced Energy Savings program to determine any changes to improve customer service.

In 2022/23, there were 17,811 registrations for the Enhanced Energy Savings Program.

Recommendation 2.118
We recommend NB Power publish in its annual report consistent performance indicators connected to short-, medium- and long-term energy efficiency objectives and the New Brunswick Climate Change Action Plan.

NB Power Response
The 2022/23 Annual Report highlighted NB Power's achievement against energy efficiency targets.

In the 2023/24 Annual Report, NB Power will include progress against the efficiency targets established for 2023/24 through the *Regulation 2022-74 Energy Efficiency Regulation – Electricity Act*.

NB Power Debt, 2020 Volume II, Chapter 3

Recommendation 3.59
We recommend NB Power prioritize debt reduction by developing a firm and well-defined debt management plan to achieve the mandated debt to equity target by 2027. The plan should comprise:

- achievable annual key performance indicators (KPIs) including a debt reduction amount and debt to equity ratio; and
- a requirement to report annually within NB Power's annual report:
  - any deviation from the annual KPIs;
  - reason if the KPIs are not met; and
  - an adjusted action plan to reach the 2027 target date.

NB Power Response
NB Power takes very seriously its responsibility to manage and operate its facilities in a safe, reliable and economically sustainable manner.

NB Power recently prepared a strategic plan that will be executed over the coming decade. One of the key objectives of the plan is to improve the Corporation's balance sheet and debt/equity ratio. The plan includes a continued commitment to cost reductions, the exploration of new partnerships for existing assets and evaluating alternative financing for future investment requirements.

The elements of the strategic plan will be reflected in NB Power's financial plans and associated projected rate increase requirements. NB Power remains committed to meeting the current target debt/equity mandate of 2027 as well as balancing other key objectives.

Due largely to poor performance of the Point Lepreau Nuclear Generating Station, NB Power's debt increased in 2022/23 by $468 million compared to a budgeted increase of $69 million. NB has reported these results in its 2022/23 Annual Report.

NB Power agrees to report annually in its Annual Report on its progress against the key performance indicators including reasons for any variances from the annual key performance indicators.

NB Power has included this information in the 2022/23 Annual Plan and the 2022/23 Annual Report.

Recommendation 3.84
We recommend NB Power, to improve its forecasting process, quantify the impact of likely uncertainties in the 10 Year Plan, such as fuel prices, hydro flows, Point Lepreau capacity factor, weather events, etc.

NB Power Response
NB Power uses industry-standard data sources and third-party experts to quantify the value of certain future costs such as generation fuel and electricity market prices, foreign exchange and interest rates. NB Power agrees to evaluate additional means to quantify the impact of significant future cost uncertainties outside management's control and to include this information in its planning process.

NB Power's most recent three-year plan included a scenario analysis that looked at the potential impact of variations in assumptions related to commodity prices, hydro and nuclear generation, in-province load, and carbon pricing. The range of outcomes resulting from the variations were noted and key financial metrics provided. A more enhanced sensitivity analysis was also included that identified recent historical variations in the key planning assumptions discussed.

NB Power is still planning on implementing new modelling software that will further enhance the forecasting of fuel and purchased power expense. The tool will be fully functional by 2024/25 and will enable better analysis of the likelihood and impact of changes in prices and operational conditions.

Public Interest Disclosures

There were no disclosures received pursuant to the *Public Interest Disclosure Act* during the period covered in this annual report.

Governance

At NB Power, we have a strong commitment to best practices in governance on behalf of our Shareholder, customers and other stakeholders.

NB Power reports to its Shareholder, the Government of New Brunswick, through the Minister of Natural Resources and Energy Development. The Government's expectations are expressed through legislation, policies and a mandate letter.

Board of Directors



Andrew MacGillivray
Chair



Lori Clark
(ex-officio)



Anne Bertrand



Alain Bossé



Chantal Cormier



Paul McCoy



Scott Northard



Michelyne Paulin



Mark E. Reddemann



Nancy Whipp

NB Power's Board of Directors is responsible for directing the affairs of the Corporation consistent with the *Electricity Act*, which mandates that "the board of directors of the Corporation shall administer the business and affairs of the Corporation on a commercial basis, taking into consideration government policy." NB Power's governance model ensures that the Board acts as a governing/oversight body rather than a managing board.

As a result, the Board is responsible for setting and monitoring the strategic direction of the Corporation and providing oversight over its operations taking into consideration emerging risks and opportunities. The President and CEO, who is an ex-officio member of the Board, is responsible for the day-to-day leadership and management of the Corporation. This model provides NB Power's senior executives with the guidance and space to operate effectively, while ensuring that the Board is able to execute its core responsibilities.

Independence

The Lieutenant-Governor in Council appoints NB Power's Board, which is comprised of the President and CEO, who is a non-voting member, and not more than 14 independent directors.

The Shareholder requires NB Power to have an independent board of directors. All of NB Power's Board members, including the Chair, are independent of management. NB Power further ensures Board independence by including in-camera discussions by the Board members without the management team being present at board and committee meetings.

NB Power Board members are expected to conduct themselves with honesty and integrity throughout the course of performing their duties for the Corporation. On an annual basis, Board members signify compliance with NB Power's Code of Ethics by filing a Declaration and a Conflict of Interest Questionnaire. The NB Power Board regularly monitors potential conflicts of interest among Board members and works diligently to manage any conflicts that may arise and ensure transparency to the Shareholder and general public.

Committees

The Board establishes committees on an as-needed basis where it believes they add value in assisting the Board in the discharge of its duties. During 2022/23, NB Power had six committees focused on areas critical to the success of the Corporation.

Audit and Finance Committee

Nancy Whipp (Chair), Alain Bossé, Chantal Cormier, Scott Northard, Michelyne Paulin, Board Chair (ex-officio)

The Audit and Finance Committee assists the Board of Directors in fulfilling its obligations and oversight responsibilities while also providing strategic and policy-level advice and direction to management on matters that drive the Corporation's business results and financial performance. The Committee's areas of responsibility include, but are not limited to, financial reporting, regulatory compliance, audit processes (internal and external), corporate controls, enterprise risk management and litigation. In fulfilling its role, the Audit and Finance Committee maintains free and open communication among itself, the external auditors, the internal auditors and management.

Environment and Technology Committee

Mark Reddemann (Chair), Andrew MacGillivray, Paul McCoy, Board Chair (ex-officio)

The Environment and Technology Committee assists the Board of Directors in providing advice and direction on environmental and technology issues and performance as well as on emerging trends and issues that have large implications for planning and support of company-wide operations, data, information and technology.

Governance and Shareholder Relations Committee

Andrew MacGillivray (Chair), Anne Bertrand, Alain Bossé, Board Chair

The Governance and Shareholder Relations Committee assists the Board of Directors in establishing and maintaining an effective system of corporate governance, ensuring NB Power's communications with the Shareholder are consistent with expectations and delivered in a professional and timely manner and in maintaining a full slate of directors with the appropriate personal characteristics, experience and skill sets that provide for a mix of competencies on the Board.

Human Resources, Safety and Culture Committee

Anne Bertrand (Chair), Chantal Cormier, Andrew MacGillivray, Nancy Whipp, Board Chair

The Human Resources, Safety and Culture Committee assists the Board of Directors by providing advice and direction on human resource and compensation, safety and culture issues. The Committee provides guidance and direction to management and makes recommendations to the Board regarding human resources, safety, culture and First Nations affairs strategies and programs related to meeting the Corporation's goals.

Mactaquac Life Achievement Project Committee

Paul McCoy (Chair), Alain Bossé, Mark Reddemann, Nancy Whipp, Board Chair (ex-officio)

The Mactaquac Life Achievement Project Committee exists to assist the Board of Directors in its responsibility for oversight of matters relating to the planning and execution of the MLAP project. The Committee will report on the Mactaquac Life Achievement Project's overall governance, strategy formulation, risk evaluation, cost estimates, project timeline, planning thoroughness and regulatory requirements.

Nuclear Oversight Committee

Scott Northard (Chair), Paul McCoy, Michelyne Paulin, Mark Reddemann, Board Chair (ex-officio)

The Nuclear Oversight Committee advises and assists the Board of Directors in developing and implementing long-term policies and strategies to ensure safe and efficient operation of Point Lepreau Nuclear Generating Station. The Committee is responsible for monitoring nuclear performance, particularly with respect to safety and operations issues, and nuclear risk.

Skills and Expertise

NB Power's Board of Directors is made up of individuals with expertise and experience in owning and managing businesses, starting new businesses, managing and operating nuclear stations, strategic planning, marketing and communications, accounting and finance and overseeing human resource, regulatory and stakeholder relations. In addition, the majority of NB Power's Board members have acquired their ICD.D designation through the Directors Education Program, which was jointly developed by the Institute of Corporate Directors and the University of Toronto's Rotman School of Management.

NB Power's Board maintains a Skills Matrix as a tool to assist it in seeking the optimum mix of experience, competency and specific expertise as it chooses future Board candidates for recommendation to the Shareholder. The Governance and Shareholder Relations Committee reviews the Skills Matrix on an annual basis and updates it as required.

Diversity and Inclusion

NB Power's Board highly values diversity and supports the appointment to the Board of diverse candidates who reflect New Brunswick's population demographic. The Board believes that candidate diversity, along with varied skills and experiences, contributes to a balanced and effective Board. The Board also values inclusion and ensures each Board member is equally engaged in sharing their individual and diverse perspectives, skills and experience to effectively govern NB Power.

Continuous Improvement

NB Power Board members receive a comprehensive orientation and attend external seminars to maintain or enhance their skills and/or to ensure their knowledge and understanding of NB Power's business remains current.

NB Power's Board conducts, on a recurring basis, an evaluation of board and director effectiveness. The Board uses insights gained through these assessments to make improvements to board process and structure and to facilitate individual director development.

During the year, the following board members left the Board
Mike Wilson - October 2022
Judith Athaide - December 2022
Charles Firlotte - March 2023

Executive



Lori Clark
President and
Chief Executive Officer



Suzanne Desrosiers
Vice President
Human Resources



Jean Marc Landry
Chief Customer Officer



Darren Murphy
Chief Financial Officer and
Senior Vice President
Corporate Services



James Petrie
Chief Legal Officer



Brett Plummer
Vice President
Nuclear and
Chief Nuclear Officer



Nicole Poirier
Senior Vice President
Operations (acting)

Our System

We are New Brunswick's energy company, responsible for the generation, transmission and distribution of electricity that powers the homes, businesses and communities of more than 400,000 customers.

With 13 hydro, coal, oil, natural gas and diesel-powered generating stations as well as the Point Lepreau Nuclear Generating Station and the Shediac solar farm, we maintain and operate one of the most diverse generation fleets in North America and the only nuclear generating station in Atlantic Canada. NB Power has a total generating capacity of 3,802 MW, with an additional installed generating capacity of 594 MW, including 499 MW of renewables, provided by third parties through power purchase agreements.

Powering New Brunswick


Québec
Hydro Québec
Eel River
BELLEDUNE
Lamèque
Caraquet
Caribou
Sainte-Rose
Bathurst
Tracadie
Allardville
NEPISIGUIT FALLS
Hydro Québec
Edmundston
Twin Rivers
Iroquois
Versant Power
Saint-André
Sisson
St. Leonard
GRAND FALLS
Millbank
Newcastle
TOBIQUE
New Brunswick
Versant Power
Versant Power
BEECHWOOD
Maine
Prince Edward Island
Shediac
Murray Corner
Woodstock
Moncton
Scoudouc
HWC
Keswick
Millville
Marysville
Grand Lake
Salisbury
Memramcook
MACTAQUAC
New England
Norton
Kent Hills
Wocawson Wind
Wisokolamsom Wind
Nova Scotia
Grandview
New England
Oak Bay
St. George
BAYSIDE
Lancaster
MILLTOWN
COLESON COVE
Pennfield
EMEC
POINT LEPREAU
Grand Manan

Nuclear		Terminal	
Hydro		Interconnection	
Wind		345 kV Lines	
Thermal		230 kV Lines	
Combustion Turbine		138 kV Lines	
Solar		≤ 69 kV Lines	

Net generating capacity

Thermal	
Coleson Cove	972 MW
Belledune	467 MW
Bayside (Natural Gas Combined Cycle)	284 MW
Total Thermal	**1,723 MW**
Hydro	
Mactaquac	668 MW
Beechwood	112 MW
Grand Falls	66 MW
Tobique	20 MW
Nepisiguit Falls	11 MW
Sisson	9 MW
Milltown	3 MW
Total Hydro	**889 MW**
Nuclear	
Point Lepreau	**663 MW**
Renewables	
Shediac Solar Farm	2 MW
Total Renewables	**2 MW**
Combustion Turbine	
Millbank	397 MW
Ste.-Rose	99 MW
Grand Manan	29 MW
Total Combustion Turbine	**525 MW**
Total Generating Capacity	
Thermal	1,723 MW
Hydro	889 MW
Nuclear	663 MW
Solar	2 MW
Combustion Turbine	525 MW
Total Generating Capacity	**3,802 MW**
Power Purchase Agreements (PPAs)	
Kent Hills (Wind)	167 MW
Caribou Mountain (Wind)	99 MW
Lamèque (Wind)	45 MW
Wisokolamson Energy (Wind)	18 MW
Wocawson Energy (Wind)	20 MW
Grandview (Natural Gas)	95 MW
Twin Rivers (Biomass)	39 MW
Irving Pulp & Paper (Biomass)	33 MW
AV Nackawic (Biomass)	26 MW
AV Cell (Biomass)	21 MW
Edmundston Hydro	9 MW
Other Renewable	22 MW
Total	**594 MW**

This annual report is also available in French and on our website www.nbpower.com

Ce rapport est également publié en français sur notre site Web www.energie.com

New Brunswick Power Corporation
P.O. Box 2000
515 King Street Fredericton, NB
E3B 4X1

NEW BRUNSWICK
POWER CORPORATION

Énergie NB Power | the power of possibility
débordant d'énergie